Registration No. 333-207300

As filed with the Securities and Exchange Commission on November 9, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Duluth Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Wisconsin	5611	39-1564801
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 409

170 Countryside Drive

Belleville, Wisconsin 53508-0409

(608) 424-1544

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen L. Schlecht

Executive Chairman

P.O. Box 409

170 Countryside Drive

Belleville, Wisconsin 53508-0409

(608) 424-1544

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Dennis F. Connolly, Esq. Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 (414) 273-3500	Christopher D. Lueking, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(3)
Class B Common Stock, no par value per share	7,666,667	$16.00	$122,666,672	$12,352.53

(1)	Estimated pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(2)	Includes 1,000,000 additional shares of common stock that the underwriters have the option to purchase.
(3)	The registrant previously paid $11,580.50 in connection with the initial filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 9, 2015

PROSPECTUS

6,666,667 Shares

Duluth Holdings Inc.

Class B Common Stock

Duluth Holdings Inc. is offering 6,666,667 shares of Class B common stock. This is our initial public offering and no public market currently exists for our Class B common stock. We anticipate the initial public offering price to be between $14.00 and $16.00 per share.

Duluth Holdings Inc. has two classes of authorized common stock: Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to ten votes per share and is convertible at any time into one share of Class B common stock. Each share of Class B common stock is entitled to one vote per share. Outstanding shares of Class A common stock will represent approximately 10.8% of our outstanding capital stock immediately following the completion of this offering.

We have applied to have our Class B common stock listed on the NASDAQ Global Select Market under the symbol “DLTH.”

Following this offering, we will be a “controlled company” under the corporate governance rules for NASDAQ-listed companies, and our board of directors has determined not to have an independent nominating function and instead to have the full board of directors be directly responsible for nominating members of our board.

We are an “emerging growth company” as defined under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class  B common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1) See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,000,000 shares of our Class B common stock at the initial public offering price after deducting underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class B common stock to purchasers on or about                     , 2015.

William Blair	Baird	Raymond James	BMO Capital Markets

                    , 2015

DULUTH TRADING CO

DESIGNED AND TESTED BY TRADESMEN

BUCK NAKED™ UNDERWEAR

FEELS LIKE WEARING NOTHING AT ALL

TOUGHER
THAN AN
ANGRY
BEAVER

WORKWEAR
THAT BENDS
THE RULES

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our Class B common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class B common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Trademarks, Trade Names and Service Marks

We use various trademarks, trade names and service marks in our business including without limitation Duluth Trading Co.®, Duluth Trading Company®, Alaskan Hardgear®, Armachillo®, Ballroom®, Buck Naked™, Bucket Master®, Cab Commander®, Crouch Gusset®, Dry on the Fly®, Duluthflex®, Fire Hose®, Longtail T®, No Polo Shirt® and Wild Boar Mocs®. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this registration statement are the property of their respective owners.

Industry and Market Data

This prospectus includes industry and market data that we obtained from industry sources, third-party studies, including market analyses and reports prepared for us by Information Resources, Inc., or IRI, and internal company surveys. Industry sources generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus and we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate.

Basis of Presentation

Effective February 2013, we changed our fiscal year end from December 31 to the Sunday nearest to January 31. Accordingly, references in this prospectus to fiscal 2014 and 2013 refer to years ended February 1, 2015 and February 2, 2014, respectively. Certain differences in numbers in the tables and text throughout this prospectus may exist due to rounding.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. Before you decide to invest in our Class B common stock, you should read this entire prospectus carefully, including our financial statements and the related notes thereto and the matters discussed in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Duluth Trading” and “the Company” refer to Duluth Holdings Inc. and its subsidiary on a consolidated basis.

Our Company

Duluth Trading is a rapidly growing lifestyle brand of men’s and women’s casual wear, workwear and accessories sold exclusively through our own channels. We offer a comprehensive line of innovative, durable and functional products, such as our Longtail T® shirts, Buck Naked™ underwear and Fire Hose® work pants, which reflect our position as the Modern, Self-Reliant American Lifestyle brand. Our brand has a heritage in workwear that transcends tradesmen and appeals to a broad demographic of men and women for everyday and on-the-job use. Approximately 88% of our fiscal 2014 net sales consisted of proprietary products sold under our Duluth Trading brand name. We believe the foundation of our success is our culture of “poking average in the eye” by seeing things for what they could be and should be and finding a way to make them exactly that, and we like to do it all with a big, toothy grin. Our brand is defined by: solution-based products manufactured with high quality craftsmanship, humorous and distinctive marketing and an outstanding customer experience.

Our design process reflects a “there’s gotta be a better way” attitude, resulting in differentiated products with enhanced features and enduring styles that go beyond short-lived fashion trends. We strive to make shopping for our products fun by using attention-grabbing advertisements that serve to reinforce our brand identity. We also use storytelling to differentiate our products in the marketplace and create emotional connections with our customers. We provide our customers with a unique and entertaining experience across all channels through our content-rich website, catalogs and “store like no other” retail environment. We treat our customers like next-door neighbors, as exemplified by our exceptional customer service and unconditional “No Bull Guarantee” on all purchases. To protect the integrity of the Duluth Trading brand, we offer our products exclusively through our omnichannel distribution network, consisting of our website, catalogs and retail stores. This model creates multiple touch points with our customers and enables us to control both the expression of our Duluth Trading brand and the pricing of our products. Our distribution strategy eliminates the need to sell through third-party retailers, allowing us to focus on our core competencies of product development, storytelling and serving customers.

Duluth Trading was founded in 1989 when two brothers in the home construction industry were tired of dragging tools from job to job using discarded five-gallon drywall compound buckets. The two brothers were never satisfied with the status quo and believed “there’s gotta be a better way.” So they invented the Bucket Boss®—a ruggedly durable canvas tool organizer that fits around a drywall bucket and transformed the way construction workers organized their tools. Capitalizing on their initial success, these brothers launched a catalog that later became known as Duluth Trading Company. Under the initial philosophy of “Job Tough, Job Smart,” this catalog was dedicated to improving and expanding on existing methods of tool storage, organization and transport. In December 2000, GEMPLER’S Inc., an agricultural and horticultural supply catalog business founded and owned by Stephen L. Schlecht, acquired Duluth Trading and brought the two mail order companies together. Both catalogs had customers who worked outside and embraced the spirit of hands-on, self-reliant Americans. In February 2003, the GEMPLER’S catalog business was sold to W.W. Grainger (NYSE:GWW) and proceeds from that sale have been used to fund the growth of Duluth Trading. With that transaction, GEMPLER’S, Inc. changed its corporate name to Duluth Holdings Inc.

From what began as an idea aimed at those working in the building trades, Duluth Trading has become a widely recognized brand and proprietary line of innovative and functional apparel and gear. We have created strong brand awareness, built a loyal customer base and generated robust net sales momentum. We have done so by sticking to our roots of “there’s gotta be a better way” and through our relentless focus on providing our customers with quality, functional products. We have established a strong track record of growth and profitability as demonstrated by our net sales and operating income compound annual growth rates, or CAGRs, between calendar 2009 and fiscal 2014 of 28% and 51%, respectively. We believe that the foregoing attributes have enabled us to deliver strong financial results, as evidenced by:

•	net sales have increased year-over-year for 22 consecutive quarters through August 2, 2015;

•	net sales in fiscal 2014 increased by 42.2% over the prior year to $231.9 million and net sales in the first six months of fiscal 2015 increased by 37.0% over the first six months of the prior year to $108.5 million;

•	Adjusted EBITDA in fiscal 2014 increased by 51.3% over the prior year to $26.7 million and Adjusted EBITDA in the first six months of fiscal 2015 increased 37.4% over the first six months of the prior year to $11.2 million; and

•	our retail stores have achieved an average payback of less than two years.

See “Summary Consolidated Financial and Other Data—Non-U.S. GAAP Financial Measures” for a reconciliation of our net income to Adjusted EBITDA, a non-U.S. GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our definition of Adjusted EBITDA.

What Makes Us Different

We believe the following strengths differentiate us and provide a foundation for future growth:

Differentiated, Everyday Lifestyle Brand

Our understanding of the Modern, Self-Reliant American Lifestyle enables us to create personal connections with our customers, who lead a hands-on lifestyle, value a job well-done and are often outdoors for work and hobbies. The workwear heritage of our products is the foundation of our authentic and differentiated brand. We communicate our brand values and product performance nationally through multiple mediums, including television, catalogs, digital advertising and sponsored events. We believe these marketing efforts make our brand synonymous with this lifestyle, validate our authenticity and establish us as a trusted provider of durable and functional casual wear and workwear.

Solution-Based Design

Our products solve the problems our customers experience with commonly available apparel and gear. We generate new product ideas in part by proactively seeking input from our customers, including our trades panels, which are comprised of select groups located across the United States with expertise in various fields. Our trades panels test our products in intense conditions and offer suggestions for new and improved features. We believe that our focus on thoughtful product design and commitment to quality, such as “triple stitching the extra stitch” and “doubling down on extra durable fabric,” keeps our existing customers engaged while also attracting new customers to our brand. And we do it all because there are a whole lotta legs, torsos, feet and crotches out there counting on us.

Humorous and Distinctive Marketing

We make shopping for our products fun by using attention-grabbing advertisements that are humorous, irreverent and quirky. Our national advertising campaigns that feature characters such as our Giant Angry Beaver, Buck Naked Guy and Grab-Happy Grizzly continue to increase our brand awareness and drive customers to our brand. We use storytelling to differentiate our products in the marketplace and create emotional connections with our customers. For example, we inspire our female customers by featuring women of “grit and substance” whose professions range from ranching to horse training to dog sled racing to landscape design. We believe our approach to marketing gives our products a distinct identity, enhances our brand and helps us stand out in the market.

Outstanding and Engaging Customer Experience

An important principle that shapes the Duluth Trading brand is our commitment to treat our customers like next-door neighbors by providing a shopping experience that is fun, inviting and hassle-free. We are dedicated to delivering outstanding customer service by standing behind all purchases with our unconditional “No Bull Guarantee.” Our content-rich, user-friendly website is designed to provide an enjoyable, informative and efficient shopping experience. Our call center is open 24 hours a day, seven days a week and is staffed with friendly, knowledgeable representatives dedicated to making every customer experience positive. Our retail stores are designed to bring our brand to life by creating a unique and entertaining experience with engaging sales associates and a compelling and complete assortment of our products. We believe these elements help promote customer loyalty and drive repeat purchases.

Attractive, Loyal Customer Base

The quality and consistency of our product offering attracts a broad demographic of men and women who lead the Modern, Self-Reliant American Lifestyle. According to an internal company survey, 87% of our customers identified themselves as working outside of the building trades. Our average customer is a long-standing homeowner with an annual household income of over $75,000. Based on these characteristics, we believe our customers have a high level of disposable income and are attracted by the high quality craftsmanship and enhanced features of our products. We enjoy a high level of brand satisfaction as evidenced by our Net Promoter Score of approximately 70% and the fact that 76% of our customers would recommend Duluth Trading to a friend or colleague, according to IRI. In addition, we currently have over 200,000 online product reviews, over 90% of which are four or five star ratings.

Omnichannel Presence with Complete Distribution Control

We sell our products exclusively through our direct and retail channels, giving us complete control of the presentation of our brand and the relationships with our customers. This strategy allows us to present our brand in a consistent manner, including marketing, pricing and product presentation. It also enables us to reduce logistical complexities and costs because we are not subject to timing, delivery and quantity requirements set by third-party retailers. We believe this approach to distribution is a significant advantage for our brand, allowing us to deliver feature rich, superior quality products at competitive prices.

•	Direct Segment. We have an established direct platform that reaches customers nationwide through our website and catalogs, which together comprised approximately 90% of our fiscal 2014 net sales. Based on our internal research and our fiscal 2014 net sales, the concentration of our direct nationwide customer base was generally aligned with the geographic concentration of the U.S. population, and our top three markets during fiscal 2014 were California, Texas and New York, in that order. Our duluthtrading.com website serves as a storefront to our entire product collection, and approximately 78% of our fiscal 2014 net sales in the direct segment were transacted online. Our catalog business is an important part of our heritage, and approximately 22% of our fiscal 2014 net sales in the direct segment were transacted via our call center. Our catalogs also serve as a tangible vehicle for our authentic and humorous storytelling and often drive customers who wish to further interact with our brand to visit our website and retail stores.

•	Retail Segment. In 2010, we opened our first retail store and have since expanded our retail presence, operating seven retail stores and two outlet stores as of November 2015. Retail sales represented approximately 10% of our fiscal 2014 net sales, and we expect retail sales to represent an increasing percentage of our net sales over time. Our retail stores allow us to reach customers who prefer to shop in a brick and mortar setting and give new and existing consumers the opportunity to touch and feel our innovative products.

Seasoned Management Team Driving an Impassioned Culture

Our senior management team has extensive experience across a broad range of key disciplines. With an average of approximately 30 years of experience in their respective functional areas, our management team has been instrumental in driving results and in developing a robust and scalable infrastructure to support our continued growth. Our senior management team embraces the Modern, Self-Reliant American Lifestyle and has fostered a culture committed to “outthink, outsmart and outcraft average,” which is shared by employees throughout our organization. Our strong company culture and spirited corporate personality are exemplified by the long tenure of our team members with us. We believe the strength of our senior management team, supported by our dedicated board of directors and passionate employees, is a key driver of our success and positions us well to execute our long-term growth strategy.

Our Growth Strategies

Our goal is to expand the reach of the Duluth Trading brand, using strategies that will further drive growth and profitability:

•	Building Brand Awareness to Continue Customer Acquisition. We are a rapidly growing lifestyle brand, have built strong brand awareness and have successfully acquired customers over the past five years. As a relatively young brand, we believe that we have a significant opportunity to build even greater brand awareness. According to IRI, once we bring customers to our brand, they are more satisfied with Duluth Trading than any other brand in our competitive set. We intend to leverage our unique and compelling marketing strategy, retail expansion and continued catalog prospecting to capture potential new customers.

•

Accelerating Retail Expansion. IRI has validated that our customers’ purchasing decisions are heavily influenced by the availability of our retail stores. We believe that our customers’ desire to shop in stores, combined with the number of potential markets for our stores and the compelling unit economics of our existing retail stores, provide us with a significant opportunity to grow our U.S. retail presence. We have identified markets with the potential for approximately 100 U.S. store locations that feature high concentrations of existing Duluth Trading customers and potential customers that fit our brand demographics. Our existing retail stores have been highly profitable in both metropolitan and rural locations across multiple markets and have achieved an average payback of less than two years. We plan to continue building our organization and investing in software systems and operational infrastructure to support the growth in our retail segment. Based on our experience to date, we believe the combination of our direct and retail channels in an individual geographic market substantially increases the net sales and customer acquisition potential in that market.

•	Selectively Broadening Assortments in Certain Men’s Product Categories. We intend to continue to expand our men’s business by selectively broadening our assortment in certain product categories that exhibit high potential and resonate with the lifestyle of our men’s customers, such as outerwear and footwear. Through product introductions that expand seasonality and occasions for wear, we believe we can grow our share of closet with existing and new men’s customers.

•	Growing Our Women’s Business. Since launching in 2005, our women’s business has grown significantly to represent approximately 19% of our net sales in fiscal 2014 and has achieved a 55% CAGR from fiscal 2012 to fiscal 2014. According to IRI, women have lower awareness of our brand but report high levels of satisfaction with Duluth Trading once they have tried our products. We expect that our women’s business will continue to represent an increasing portion of our overall business going forward and intend to grow it through acquiring new customers, by broadening our women’s product assortment and by leveraging all of our marketing channels, including national television and digital advertising, our catalogs and retail stores.

Market Opportunity

We operate in the U.S. apparel, footwear and accessories market, primarily in the everyday casual wear and workwear categories. According to IRI, the total market, including men’s, women’s and children’s apparel, footwear and accessories (such as jewelry, bags and small leather goods), is estimated to be $334 billion in 2015. Within this industry, apparel is expected to account for approximately 65% of sales, footwear is expected to account for approximately 19% of sales and accessories is expected to account for approximately 16% of sales. IRI expects total U.S. apparel dollar sales to continue to grow at 2% to 4% annually. We believe that we are well-positioned to capture an increasing share of this attractive market by continuing to execute on our growth strategies of building customer awareness, accelerating our retail store expansion, selectively broadening our assortment in certain men’s product categories and growing our women’s business.

Recent Developments

We expect total net sales to be between $55.0 million and $55.5 million in the three months ended November 1, 2015 compared to $42.6 million in the three months ended November 2, 2014. We expect net sales for our direct segment to be between $46.3 million and $46.6 million and net sales for our retail segment to be between $8.7 million and $8.9 million in the three months ended November 1, 2015 compared to $36.7 million and $5.9 million in the three months ended November 2, 2014, respectively.

We expect our gross margin rate to be up slightly in the three months ended November 1, 2015 compared to the three months ended November 2, 2014.

We expect our selling, general and administrative expense in the three months ended November 1, 2015 to be higher than the three months ended November 2, 2014 on an absolute basis and relative to net sales due primarily to additional expenses incurred in the implementation of our warehouse management systems and third party logistics (3PL) infrastructure to support the continuing growth of our business.

We expect our adjusted EBITDA in the three months ended November 1, 2015 to be lower than the three months ended November 2, 2014, primarily due to increased expenses as discussed above.

We intend to issue a press release reporting our results of operations for the third quarter of 2015 by mid-to-late December.

Summary Risk Factors

Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our Class B common stock. These risks include, among others, the following:

•	We may fail to offer products that customers want to purchase.

•	We may not be able to maintain and enhance our brand image.

•	We may not be able to effectively execute our growth strategies, including growing our retail presence.

•	Our marketing strategy of associating our Duluth Trading brand with the Modern, Self-Reliant American Lifestyle may not be successful with future customers.

•	Our business may be subject to system interruptions or performance failures in our technology infrastructure, which could impair customer access to our sites.

•	We rely on our key suppliers and/or third-party service providers, and any interruptions in our supply chain could impair our ability to service our customers.

•	The dual class structure of our common stock and the existing ownership of capital stock by our executive officers, directors and their affiliates have the effect of concentrating voting control with our executive officers, directors and their affiliates for the foreseeable future.

•	Following this offering, our Executive Chairman will own shares representing a majority of the voting power of our outstanding capital stock.

Our Corporate Information

Our principal executive office is located at 170 Countryside Drive, Belleville, Wisconsin 53508, and our telephone number is (608) 424-1544. Our website address is www.duluthtrading.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our shares of Class B common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	we are exempt from the requirement to obtain an audit of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We remain an emerging growth company and may continue to take advantage of these provisions until the earliest to occur of: (i) the last day of our fiscal year following the fifth anniversary of this offering, which anniversary will occur on the last day of fiscal 2020; (ii) the date on which we are deemed to be a “large accelerated filer” (which means (a) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (b) we have filed at least one annual report on Form 10-K, and (c) we have been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least twelve months); (iii) the last day of our fiscal year during which our annual gross revenue exceeds $1.0 billion; and (iv) the date on which we issue more than $1.0 billion of non-convertible debt during the previous three-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to avail ourselves of this extended transition period.

The Offering

Issuer in this offering	Duluth Holdings Inc.

Class B common stock to be offered by us	6,666,667 shares (or 7,666,667 shares of Class B common stock if the underwriters’ option to purchase additional shares is exercised in full)

Class B common stock to be outstanding immediately following this offering	27,928,411 shares (or 28,928,411 shares of Class B common stock if the underwriters’ option to purchase additional shares is exercised in full)

Class A common stock to be outstanding immediately following this offering	3,364,200 shares

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $91.1 million, or approximately $105.1 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses.

We intend to make a final “S” corporation distribution to shareholders who were shareholders immediately prior to this offering in an amount equal to 100% of our cumulative undistributed taxable income prior to our conversion to a “C” corporation, determined using a pro-rata allocation method for 2015 (unless otherwise required by law), which we currently estimate to be $51.1 million. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note which we intend to fund part of this final distribution and may use a portion of the net proceeds from this offering to fund the balance of this final distribution. We estimate net proceeds in excess of the final “S” corporation distribution to be approximately $40.0, and we intend to use such proceeds to fund growth initiatives and for other general corporate purposes, including funding new retail store expansion and infrastructure expenditures. See “Use of Proceeds.”

Voting Rights	The rights of holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to ten votes per share, and each share of Class B common stock is entitled to one vote per share. Following completion of this offering, each share of Class A common stock may be converted into one share of Class B common stock at the option of its holder and will be automatically converted into one share of Class B common stock upon transfer, subject to certain exceptions. See “Description of Capital Stock.”

Dividend Policy	We do not anticipate paying dividends on our Class B common stock for the foreseeable future. See “Dividend Policy.”

Conflicts of Interest	A portion of the net proceeds from this offering will be used to repay borrowings under a short-term note. Because BMO Capital Markets Corp. is an underwriter in this offering and an affiliate of BMO Capital Markets Corp. is a lender under the short-term note and will receive 5% or more of the net proceeds from the sale of our Class B common stock in this offering, BMO Capital Markets Corp. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in our Class B common stock.

Proposed NASDAQ Global Select Market Symbol	“DLTH”

Directed Share Program	At our request, the underwriters have reserved up to 333,333 shares of our Class B common stock, or approximately 5.0% of the shares being offered by this prospectus, for sale at the initial public offering price to our directors, officers, certain employees and other parties with a connection to the Company. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting (Conflicts of Interest).”

The number of shares of Class B common stock to be outstanding after this offering is based on 21,261,744 shares of Class B common stock outstanding as of August 2, 2015 (after giving effect to the conversion of 261,660 shares of Class A common stock into Class B common stock after August 2, 2015) and excludes 1,564,631 shares of Class B common stock reserved for issuance under the 2015 Equity Incentive Plan of Duluth Holdings Inc., or the 2015 Equity Incentive Plan, assuming no exercise of the underwriters’ option to purchase additional shares.

In addition, except when otherwise indicated, information in this prospectus reflects or assumes:

•	completion of the 3,738-for-one stock split of our Class A common stock and Class B common stock, effective on November 4, 2015;

•	completion of our conversion from an “S” corporation to a “C” corporation for income tax purposes;

•	no exercise by the underwriters of their option to purchase additional shares of Class B common stock; and

•	no purchases by our directors, officers, certain employees and other parties with a connection to the Company, who have indicated an interest in purchasing shares of Class B common stock in this offering at the initial public offering price, in an amount which we do not currently expect will exceed $5 million. See “Principal Shareholders” and “Underwriting (Conflicts of Interest).”

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary consolidated financial and other data as of and for the periods indicated, and certain unaudited pro forma information to reflect our conversion from an “S” corporation to a “C” corporation for income tax purposes. The summary consolidated statements of operations data for the fiscal years ended February 2, 2014, February 1, 2015 and the summary consolidated balance sheet data as of February 2, 2014 and February 1, 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended August 3, 2014 and August 2, 2015 and the summary consolidated balance sheet data as of August 2, 2015 are derived from our unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this summary consolidated financial and other data in conjunction with the consolidated financial statements and accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Fiscal Year Ended(1)		Six Months Ended (unaudited)
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands, except per share data)
Consolidated Statements of Operations Data:
Direct	$152,896	$208,909	$71,840	$94,698
Retail	10,193	22,958	7,330	13,786

Net sales	163,089	231,867	79,170	108,484
Cost of goods sold(2)	71,088	100,877	33,417	45,359

Gross profit	92,001	130,990	45,753	63,125
Selling, general and administrative expenses	75,786	106,964	38,846	54,616

Operating income	16,215	24,026	6,907	8,509
Interest expense	248	341	127	112
Other income (expense), net	86	422	75	75

Income before income taxes	16,053	24,107	6,855	8,472
Income tax expense	—	—	—	—

Net income	16,053	24,107	6,855	8,472
Less: Net income attributable to noncontrolling interest	537	460	101	82

Net income attributable to controlling interest	$15,516	$23,647	$6,754	$8,390

Pro forma net income information (unaudited):(3)
Income before provision for income taxes	$15,516	$23,647	$6,754	$8,390
Pro forma provision for income taxes	6,206	9,459	2,702	3,356

Pro forma net income	$9,310	$14,188	$4,052	$5,034

Per share data:
Basic net income per share attributable to controlling interest (Class A and Class B)	$0.66	$0.99	$0.28	$0.35
Diluted net income per share attributable to controlling interest (Class A and Class B)	0.65	0.99	0.28	0.35

Pro forma basic net income per share attributable to controlling interest (Class A and Class B)	$0.39	$0.60	$0.17	$0.21
Pro forma diluted net income per share attributable to controlling interest (Class A and Class B)	0.39	0.59	0.17	0.21

	Actual February 1, 2015	Actual August 2, 2015	Pro Forma August 2, 2015(4)	Pro Forma As Adjusted August 2, 2015(5)
(in thousands)
Consolidated Balance Sheet Data (unaudited):
Cash	$7,881	$366	$366	$45,211
Working capital	25,714	28,683	28,683	68,728
Total assets	70,949	74,402	74,402	119,247
Total debt, including current portion	5,684	12,654	12,654	12,654
Additional paid in capital	—	—	34,500	74,545
Retained earnings	36,025	34,500	—	—
Shareholders’ equity	38,262	37,505	37,505	77,550

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands, except store data)
Operating Data (unaudited):
Number of Stores(6)	4	6	4	7
Capital expenditures	$3,952	$5,269	$2,715	$3,841
EBITDA	$17,548	$26,269	$7,805	$9,758
Adjusted EBITDA	$17,624	$26,661	$8,155	$11,205

(1) Effective February 2013, we changed our fiscal year end from December 31 to the Sunday nearest to January 31.

(2) Includes the direct cost of purchased merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost or market reserves; inbound freight; and freight from our distribution centers to our retail stores.

(3) The unaudited pro forma net income information for all years and periods presented gives effect to an adjustment for income tax expense on the income attributable to controlling interest as if we had been a “C” corporation at an assumed combined federal, state and local effective income tax rate, which approximates our statutory income tax rate, of 40%. No pro forma income tax expense was calculated on the income attributable to noncontrolling interest because this entity will not convert to a “C” corporation.

(4) This column gives effect to the final distribution relating to the termination of our “S” corporation status equal to 100% of our cumulative undistributed taxable income from the date of our formation through August 2, 2015, equal to $34.5 million. This assumes a distribution to the shareholders followed by a contribution to capital of the corporation.

(5) This column gives effect to (i) the sale by us of 6,666,667 shares of our Class B common stock in this offering assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds.”

(6) Includes one outlet store.

Non-U.S. GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. To supplement this information, we also use non-U.S. GAAP financial measures in this prospectus, including EBITDA and Adjusted EBITDA. EBITDA is calculated as net income before interest expense, income tax expense, and depreciation and amortization expenses. Adjusted EBITDA is calculated as EBITDA further adjusted for non-cash stock based compensation expense and a payment for a portion of the grantees’ tax liabilities associated with a grant of restricted stock awards. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our definition of Adjusted EBITDA.

The following table represents reconciliations of net income to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated below:

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands)
Net income	$16,053	$24,107	$6,855	$8,472
Depreciation and amortization	1,247	1,821	823	1,174
Interest expense	248	341	127	112

EBITDA	17,548	26,269	7,805	9,758
Non-cash stock based compensation expense	76	74	32	332
Payment for a portion of the grantees’ tax liabilities associated with a grant of restricted stock awards	—	318	318	1,115

Adjusted EBITDA	$17,624	$26,661	$8,155	$11,205

RISK FACTORS

Investing in our Class B common stock involves a high degree of risk. Before you invest, you should carefully consider the following risks, as well as general economic and business risks and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our Class B common stock to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Business

If we fail to offer products that customers want to purchase, our business and results of operations could be adversely affected.

Our products must satisfy the desires of customers, whose preferences change over time. In order to be successful, we must design, obtain and offer to customers innovative and high-quality products on a continuous and timely basis. Failure to effectively respond to customer needs and preferences, or convey a compelling brand image or price-to-value equation to customers may result in lower net sales and gross profit margins.

Our success depends in part on management’s ability to effectively anticipate or identify customer needs and preferences and respond quickly with marketable product offerings in advance of the actual time of sale to the customer. Even if we are successful in anticipating or identifying our customers’ needs and preferences, we must continue to develop and introduce innovative, high-quality products and product features in response to changing consumer demand.

Factors that could affect our ability to accurately forecast consumer demand for our products include:

•	a failure in our solution-based design process to accurately identify the problems our customers are experiencing with commonly available apparel and gear or a lack of customer acceptance of new products or product features we design;

•	customer unwillingness to attribute premium value to our new products or product features we design relative to the commonly available apparel and gear they were intended to replace;

•	new, well-received product introductions by competitors;

•	weak economic conditions or consumer confidence, which reduce demand for our products; and

•	terrorism, civil unrest or acts of war, or the threat thereof, which adversely affect consumer confidence and spending and/or interrupt production and distribution of products and raw materials.

There can be no assurance that we will be able to successfully anticipate or identify our customers’ needs and preferences and design products and product features in response. As a result, we may not successfully manage inventory levels to meet our future order requirements. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product required to meet the demand. Inventory levels in excess of consumer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on the image and reputation of our brand and negatively impact profitability. On the other hand, if we underestimate demand for our products, our third-party manufacturers may not be able to produce sufficient quantities of our products to meet consumer requirements, and this could result in delays in the shipment of products and lost revenue, as well as damage to the image and reputation of our brand and our relationship with our customers. These risks could have a material adverse effect on our brand as well as our results of operations and financial condition.

Our business depends on our ability to maintain a strong brand. We may not be able to maintain and enhance the Duluth Trading brand if we receive unfavorable complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

We currently offer a differentiated brand to our customers defined by solution-based products manufactured with high quality craftsmanship, humorous and distinctive marketing, and an outstanding customer experience. Maintaining and enhancing the Duluth Trading brand is critical to expanding our base of customers. If we fail to maintain our brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as we raise our profile nationally and attract an increasing amount of competition, maintaining and enhancing our brand may become increasingly difficult and expensive and may require us to make substantial additional investments in areas such as marketing, store operations, merchandising, technology and personnel.

Customer complaints or negative reactions to, or unfavorable publicity about, our product quality or product features, our storytelling or irreverent advertising, the shopping experience on our website or in our retail stores, product delivery times, customer data handling and security practices or customer support, especially on blogs, social media, other third-party websites and our website, could rapidly and severely diminish consumer use of our website and catalogs, visits to our retail stores and consumer confidence in us and result in harm to our brand. Furthermore, these factors could cause our customers to no longer feel a personal connection with the Duluth Trading brand, which could result in the loss of customers and materially adversely affect our business, results of operations and growth prospects.

Our marketing strategy of associating our brand and products with the Modern, Self-Reliant American Lifestyle may not be successful with future customers.

We have been successful in marketing our products by associating our brand and products with a heritage of workwear and the Modern, Self-Reliant American Lifestyle. To sustain long-term growth, we must continue to be successful in promoting our products to customers who identify with this lifestyle. If our customer base declines through natural attrition and is not replaced by new customers due to, for example, a lack of personal identification with this lifestyle, our net sales could decline, which could adversely affect our business, results of operations and financial condition.

Our net sales and profits depend on the level of consumer spending for apparel, footwear and accessories, which is sensitive to general economic conditions and other factors. An economic recession or a decline in consumer spending could have a material adverse effect on our business and results of operations.

The apparel, footwear and accessories industry has historically been subject to cyclical variations and is particularly affected by adverse trends in the general economy. The success of our business depends on consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, unemployment, stock market performance, extreme weather conditions, energy prices and tax rates in the national, regional and local markets where we sell our products. A decline in actual or perceived economic conditions or other factors could negatively impact the level of consumer spending and have a material adverse impact on our business and results of operations.

Retail store expansion could adversely affect the operating results of our retail channel and reduce the revenue of our direct channel.

As we increase the number of our retail stores, our stores may become more highly concentrated in the geographic regions we serve. As a result, the number of customers and related net sales at individual stores may decline and the payback period may be increased. In addition, as we open more retail stores, and if our competitors open stores with similar formats, our retail store format may become less unique and may be less attractive to customers as a shopping destination. If either of these events occurs, the operating results of our retail channel could be materially adversely affected. The growth in the number of our retail stores may also draw customers away from our website and catalogs, which could materially adversely affect net sales from our direct channel.

If we cannot successfully implement future retail store expansion, our growth and profitability could be adversely impacted.

After the completion of this offering, we plan to open new retail stores. Our ability to open new retail stores in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

•	our ability to manage the financial and operational aspects of our retail growth strategy, including making appropriate investments in our software systems, information technology and operational infrastructure;

•	our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to accurately determine consumer demand for our products in the locations we select;

•	our ability to negotiate favorable lease agreements;

•	our ability to properly assess the profitability and payback period of potential new retail store locations;

•	the availability of financing on favorable terms;

•	our ability to secure required governmental permits and approvals;

•	our ability to hire and train skilled store operating personnel, especially management personnel;

•	the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

•	our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new retail stores are built;

•	our ability to establish a supplier and distribution network able to supply new retail stores with inventory in a timely manner;

•	our competitors building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store;

•	consumer demand for our products, which drives traffic to our retail stores; and

•	general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

We may not be able to grow the number of our retail stores, accelerate the rate of new store openings, achieve the net sales growth and payback periods historically achieved by our retail stores or maintain consistent levels of profitability in our retail stores, particularly as we expand into markets now served by other apparel chains, outdoor specialty stores, apparel catalog businesses and online apparel businesses. In addition, the substantial management time and resources which our retail store expansion strategy requires may result in disruption to our existing business operations which may decrease our profitability.

We may face risks and new challenges associated with our geographic expansion.

Our retail stores as of November 2015 are concentrated in the Midwest. As we expand our retail store locations, we may face new challenges that are different from those we currently encounter. Our expansion into new geographic markets could result in increased competitive, merchandising, distribution and other challenges. We may encounter difficulties in attracting customers in our new retail locations due to a lack of customer familiarity with our brand, our lack of familiarity with local customer preferences, competition with new competitors or with existing competitors with a large, established market presence and seasonal differences in the market. Our ability to expand successfully into other geographic markets will depend on acceptance of our retail store experience by customers in those markets, including our ability to design our stores in a manner that resonates locally and to offer the correct product assortment to appeal to consumers in such markets. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels consistent with, our projected targets or be comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business, results of operations and growth prospects may be materially adversely affected.

Furthermore, our retail stores may be located in regions that will be far from our Belleville, Wisconsin headquarters and will require additional management time and attention. Failure to properly supervise the operation and maintain the consistency of the customer experience in those retail stores could result in loss of customers and potentially harm future net sales prospects.

We may be unable to keep existing retail store locations or open new retail locations in desirable places, which could materially adversely affect our sales and profitability.

We may be unable to keep existing retail locations or open new retail locations in desirable places in the future. We compete with other retailers and businesses for suitable retail locations. Local land use, local zoning issues, environmental regulations and other regulations may affect our ability to find suitable retail locations and also influence the cost of leasing or buying them. We also may have difficulty negotiating real estate leases for new stores, renewing real estate leases for existing stores or negotiating purchase agreements for new sites on acceptable terms. In addition, construction, environmental, zoning and real estate delays may negatively affect retail location openings and increase costs and capital expenditures. If we are unable to keep up our existing retail store locations or open new retail store locations in desirable places and on favorable terms, our net sales and profits could be materially adversely affected.

The success of our direct channel depends on customers’ use of our digital platform, including our website, and response to catalogs and digital marketing; if our overall marketing strategies, including our maintenance of a robust customer list, is not successful, our business and results of operations could be materially adversely affected.

The level of customer traffic and volume of customer purchases through our direct channel, which accounted for approximately 90% of our net sales in fiscal 2014, is substantially dependent on our ability to provide a content-rich and user-friendly website, widely distributed and informative catalogs, a fun, easy and hassle-free customer experience and reliable delivery of our products. If we are unable to maintain and increase customers’ use of our e-commerce platform, including our website, which accounted for 78% of our direct channel net sales in fiscal 2014, and the volume of purchases decline, our business and results of operations could be adversely affected.

Customer response to our catalogs and digital marketing is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom our catalogs are sent and to whom our digital marketing is directed, changes in mailing strategies and the size of our mailings. Our maintenance of a robust customer list, which we believe includes desirable demographic characteristics for the products we offer, has also been a key component of our overall strategy. If the performance of our website, catalogs and email declines, or if our overall marketing strategy is not successful, our business and results of operations could be adversely affected.

Dependence on our e-commerce sales channel subjects us to numerous risks that could have a material adverse effect on our business, financial condition and results of operations.

Sales through our e-commerce business accounted for 70% of our total net sales in fiscal 2014. Our results of operations and financial condition are dependent on maintaining our e-commerce business and expanding our e-commerce business is an important part of our growth strategy. Dependence on our e-commerce business and its continued growth subjects us to certain risks, including:

•	diversion of traffic from our stores;

•	liability for online content;

•	the need to keep pace with rapid technological change;

•	government regulation of the Internet, including taxation; and

•	risks related to the computer systems that operate our website and related support systems, including computer viruses, systems failure or inadequacy, electronic break-ins and similar disruptions.

Our failure to successfully respond to these risks and uncertainties could reduce our e-commerce sales, increase our costs, diminish our growth prospects, and damage our brand, which could negatively impact our business, financial condition and results of operations.

Competitive pricing pressures with respect to shipping our products to our customers may harm our business and results of operations.

Given the size of our direct segment net sales relative to our total net sales, shipping and handling revenue has had a significant impact on our gross profit and gross profit margin. Historically, this revenue has partially offset our shipping and handling expense included in selling, general and administrative expenses. Online and omnichannel retailers are increasing their focus on delivery services, with customers increasingly seeking faster, guaranteed delivery times and low-price or free shipping. To remain competitive, we may be required to offer discounted, free or other more competitive shipping options to our customers, which may result in declines in our shipping and handling revenue and increased shipping and handling expense. Declines in shipping and handling revenues may have a material adverse effect on our gross profit and gross profit margin, as well as our Adjusted EBITDA to the extent there are not commensurate declines, or if there are increases, in our shipping and handling expense.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit cards, debit cards, gift cards and physical bank checks. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in increased costs and reduce the ease of use of certain payment methods), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering profitability. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In each case, it could disrupt our business if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our customers and process electronic funds transfers or facilitate other types of payments, and our business and operating results could be adversely affected.

We rely on third-party service providers, such as UPS and the United States Postal Service, or USPS, to deliver products purchased through our direct channel to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

Relying on third-party service providers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their inability to meet our shipping demands. If we are forced to use other delivery service providers, our costs could increase and we may be unable to meet shipment deadlines. Moreover, we may be unable to obtain terms as favorable as those received from the transportation providers we currently use, which would further increase our costs. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. These factors may negatively impact our financial condition and results of operations.

Increases in postage, paper and printing costs could adversely affect the costs of producing and distributing our catalogs and promotional mailings, which could have an adverse effect on our business and results of operations.

Catalog mailings are a key aspect of our business and increases in costs relating to postage, paper and printing would increase the cost of our catalog mailings and could reduce our profitability to the extent that we are unable to offset such increases by raising prices, by implementing more efficient printing, mailing, delivery and order fulfillment systems or by using alternative direct-mail formats.

We currently use the USPS for distribution of substantially all of our catalogs and are therefore vulnerable to postal rate increases. The current economic and legislative environments may lead to further rate increases or a discontinuation of the discounts for bulk mailings and sorting by zip code and carrier routes, which we currently leverage for cost savings.

Paper for catalogs and promotional mailings is a vital resource in the success of our business. The market price for paper has fluctuated significantly in the past and may continue to fluctuate in the future. In addition, the continued consolidation or closings of production facilities in the United States may have an impact on future pricing and supply availability of catalog paper. We do not have multi-year fixed-price contracts for the supply of paper and are not guaranteed access to, or reasonable prices for, the amounts required for the operation of our business over the long term.

We also depend upon external vendors to print and mail our catalogs. The limited number of printers capable of handling such needs subjects us to risks if any printer fails to perform under our agreement. Most of our catalog-related costs are incurred prior to mailing, and we are not able to adjust the costs of a particular catalog mailing to reflect the actual subsequent performance of the catalog.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net revenue or profit per active customer.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who identify with the Duluth Trading brand. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we have recently expanded our national television advertising campaigns. Such campaigns are expensive and may not result in the cost-effective acquisition of customers. Furthermore, as our brand becomes more widely known in the market, future marketing campaigns may not result in the acquisition of new customers at the same rate as past campaigns.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal in order for us to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire sufficient numbers of new customers through word-of-mouth and other non-paid referrals so as to continue to grow our business in a cost-effective manner, and we may be required to incur significantly higher marketing expenses in order to acquire new customers.

We also use other paid and non-paid advertising. Our paid advertising includes search engine marketing, display advertising and paid social media. Our non-paid advertising efforts include search engine optimization, non-paid social media and email. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google, Yahoo! and Bing. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our sites can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our sites to place lower in search query results. A major search engine could change its algorithms in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. Additionally, digital advertising costs may continue to rise and as our usage of these channels expands, such costs may impact our ability to acquire new customers in a cost-effective manner. If the level of usage of these channels by our customer base does not grow as expected, we may suffer a decline in customer growth or net sales. A significant decrease in the level of usage or customer growth would have a material adverse effect on our business, financial condition and operating results.

We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver an outstanding customer experience, or if consumers do not perceive the products we offer to be manufactured with high quality craftsmanship, we may not be able to acquire new customers. If we are unable to acquire new customers, our growth prospects may be materially adversely affected.

If we fail to manage our growth effectively, our business, financial condition and operating results could be harmed.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people, information systems and facilities and expand, train and manage our employee base. We have rapidly increased employee headcount to support the growth in our business, and we intend for this growth to continue for the foreseeable future. The number of our employees increased from 89 full-time employees and 220 part-time and flexible part-time employees as of December 31, 2009 to 282 full-time employees and 1,034 part-time and flexible part-time employees as of November 1, 2015, and we expect to add a significant number of employees in 2016. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees. We face significant competition for personnel, particularly in Wisconsin and Minnesota, where most of our retail stores and associates are located. Failure to manage our hiring needs effectively or successfully integrate new employees may have a material adverse effect on our business, financial condition and operating results.

Additionally, the growth of our business places significant demands on our management and other employees. The growth of our business may require significant additional resources to meet these daily demands, which may not scale in a cost-effective manner or may negatively affect the quality of our website, retail stores, call center and other aspects of the customer experience. We are also required to manage relationships with a growing number of suppliers, customers and other third parties. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of these relationships. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially adversely affected.

We depend on cash generated from our operations to support our growth, which could strain our cash flow.

We primarily rely on cash flow generated from our direct and retail sales to fund our current operations and our growth initiatives. It takes a significant amount of cash to open a new retail store. If we open a large number of stores relatively close in time, the cost of these retail store openings and the cost of continuing operations could reduce our cash position. An increase in our cash flow used for new stores could adversely affect our operations by reducing the amount of cash available to address other aspects of our business.

In addition, as we expand our business, we will need significant amounts of cash from operations to pay our existing and future lease obligations, purchase inventory, pay personnel, pay for the increased costs associated with operating as a public company and, if necessary, further invest in our infrastructure and facilities. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our existing revolving credit facility or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, curtail or eliminate planned store openings. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose on us covenants that restrict our operations and will require interest payments that would create additional cash demands and financial risk for us.

We may be unable to accurately forecast our operating results and growth rate, and our growth rate may decline over time.

We may not be able to accurately forecast our operating results and growth rate. We use a variety of factors in our forecasting and planning processes, including historical results, recent history and assessments of economic and market conditions, among other things. The growth rates in net sales and profitability that we have experienced historically may not be sustainable as our customer base expands and we achieve higher market penetration rates, and our percentage growth rates may decrease. The growth of our sales and profitability depends on the continued growth of demand for the products we offer, and our business is affected by general economic and business conditions. A softening of demand, whether caused by changes in customer preferences or a weakening of the economy or other factors, may result in decreased net sales or growth. In addition, we experience seasonal trends in our business, and this variability may make it difficult to predict net sales and could result in significant fluctuations in our operating results from period to period. Furthermore, most of our expenses and investments are fixed, and we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our net sales results. Failure to accurately forecast our operating results and growth rate could cause our actual results to be materially lower than anticipated, and if our growth rates decline as a result, investors’ perceptions of our business may be adversely affected, and the market price of our Class B common stock could decline.

If we cannot compete effectively in the apparel, footwear and accessories industry, our business and results of operations may be adversely affected.

The apparel, footwear and accessories industry is highly competitive. We compete with a diverse group of direct-to-consumer companies and retailers, including men’s and women’s specialty apparel chains, outdoor specialty stores, apparel catalog businesses and online apparel businesses that sell competing lines of merchandise. Our competitors may be able to adopt more aggressive pricing policies, adapt to changes in customers’ needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products or generate greater national brand recognition than us. In addition, as our business continues to expand, our competitors may seek to increase efforts to imitate our product designs, which could adversely affect our business and results of operations. An inability to overcome these potential competitive disadvantages or effectively market our products relative to our competitors could have an adverse effect on our business and results of operations.

Our product designs are not protected by substantial intellectual property rights.

Due to the rapid pace of change in the apparel, footwear and accessories industry, the length of time it takes to obtain patents and the expense and uncertainty of obtaining patent protection, we have not taken steps to obtain patent protection for our innovative product designs. Competitors have attempted to copy our product designs in the past, and we expect that if we are able to raise our national profile, our products may be subject to greater imitation by existing and new competitors. If we are not able to continue rapid innovation of new products and product features, our brand may be harmed and our results of operations may be materially adversely affected.

If we are unable to protect or preserve our brand image and our proprietary rights, our business may be adversely affected.

We regard our trademarks, copyrights, trade secrets and similar proprietary rights as critical to our success. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our associates, consultants, suppliers and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our trademarks and other intellectual property worldwide. Unauthorized use of our trademarks, copyrights, trade secrets or other intellectual property rights may cause significant damage to our brand and our ability to effectively represent ourselves to agents, suppliers, vendors, licensees and/or customers. While we intend to enforce our intellectual property rights, there can be no assurance that we are adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights or other intellectual property rights for any reason, or if we fail to maintain our brand image due to merchandise and service quality issues, actual or perceived, adverse publicity, governmental investigations or litigation or other reasons, our brand and reputation could be damaged and our business may be adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation. If the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark or design and/or pay significant damages or enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be. We could also be required to pay substantial damages. Such infringement claims could harm the Duluth Trading brand. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement could adversely affect our financial results.

If our key suppliers or service providers were unable or unwilling to provide the products and services we require, our business could be adversely affected.

During calendar 2014, approximately 57% of our products were sourced through a third-party purchasing agent and 86% of our products were sourced through our top six suppliers. The remaining products were sourced from a variety of domestic and international suppliers. If these suppliers are unable or unwilling to provide the products or services that we require or materially increase their costs, our ability to offer and deliver our products on a timely and profitable basis could be impaired, which could have a material adverse effect on our business, financial condition and results of operations. We do not have written agreements with our top suppliers, and we cannot assure that any or all of our relationships will not be terminated or that such relationships will continue as presently in effect. Furthermore, if any of our significant suppliers were to become subject to bankruptcy, receivership or similar proceedings, we may be unable to arrange for alternate or replacement relationships on terms as favorable as our current terms, which could adversely affect our sales and operating results.

Our growth strategy is influenced by the willingness and ability of our suppliers to efficiently manufacture our products in a manner that is consistent with our standards for quality and value. If we cannot obtain a sufficient amount and variety of quality products at acceptable prices, it could have a negative impact on our competitive position. This could result in lower revenue and decreased customer interest in our product offerings, which, in turn, could adversely affect our business and results of operations.

Our arrangements with our suppliers are generally not exclusive. As a result, our suppliers might be able to sell similar or identical products to certain of our competitors, some of which purchase products in significantly greater volume. Our competitors may enter into arrangements with suppliers that could impair our ability to obtain our products from those suppliers, including by requiring suppliers to enter into exclusive arrangements, which could limit our access to such arrangements or products.

We rely on third parties to provide us with services in connection with certain aspects of our business, and any failure by these third parties to perform their obligations could have an adverse effect on our business and results of operations.

We have entered into agreements with third parties for logistics services, information technology systems (including hosting our website), operating our call center during certain hours, software development and support, catalog production, select marketing services, distribution and packaging and employee benefits. Services provided by any of our third-party suppliers could be interrupted as a result of many factors, such as acts of nature or contract disputes. Any failure by a third party to provide us with services for which we have contracted on a timely basis or within service level expectations and performance standards could result in a disruption of our business and have an adverse effect on our business and results of operations.

Increases in the price of raw materials, fuel and labor, or their reduced availability, could increase our cost of goods and cause delays.

We could again experience inflation in our raw materials, fuel and labor costs as we did during 2011. The cost of cotton, which is a key raw material in many of our products, had the most dramatic increase in 2011. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather patterns, supply conditions, transportation costs, energy prices, work stoppages, government regulation and government policy, economic climates, market speculation and other unpredictable factors. Fluctuations in the price and availability of fuel, labor and raw materials, such as cotton, could again affect our cost of goods and an inability to mitigate these cost increases, unless sufficiently offset with our pricing actions, might cause a decrease in our profitability, while any related pricing actions might cause a decline in our sales volume. Additionally, any decrease in the availability of raw materials could impair our ability to meet our production or purchasing requirements in a timely manner. Both the increased cost and lower availability of merchandise, raw materials, fuel and labor may have an adverse impact on our cash flow and working capital needs as well as those of our suppliers.

Our business is seasonal, and if we do not efficiently manage inventory levels, our results of operations could be adversely affected.

Our business is subject to seasonal influences, with approximately 48% of net sales and approximately 59% of net income realized during the fourth quarter of the last two fiscal years, which includes the holiday season.

We must maintain sufficient inventory levels to operate our business successfully, but we must also avoid accumulating excess inventory, which increases working capital needs and potentially lowers gross margins. We obtain substantially all of our inventory from suppliers located outside the United States. Some of these suppliers often require lengthy advance notice of order requirements in order to be able to manufacture and supply products in the quantities requested. This usually requires us to order our products, and enter into commitments for the purchase of our products, well in advance of the time these products will be offered for sale. As a result, it may be difficult to respond to changes in customer demand. If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, inventory levels will not be appropriate and our results of operations could be adversely affected.

We expect a disproportionate amount of our net sales to occur during our fourth quarter. If we do not stock or restock popular products in amounts sufficient to meet customer demand, it could significantly affect our revenue and our future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could reduce profitability. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments and additional long-zone shipments necessary to ensure timely delivery for the holiday season. Furthermore, if too many customers access our website within a short period of time due to increased holiday demand, we may experience system interruptions that could make our website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of products we sell as well as the attractiveness of our product offerings. In addition, we or our third-party service providers may be unable to adequately staff our fulfillment and customer service centers during these peak periods, and our delivery service providers and other fulfillment companies may be unable to meet the peak seasonal demand.

As a result of holiday sales, inventories, accounts payable and borrowings under our line of credit typically reach their highest levels in October of each year (other than as a result of cash flow provided by or used in investing and financing activities). Inventories, accounts payable and borrowings under our line of credit then decline steadily during the holiday season, resulting in our cash typically reaching its highest level, and borrowings under our line of credit reaching their lowest level, as of December 31 of each year.

If our independent suppliers do not use ethical business practices or comply with applicable regulations and laws, our reputation could be materially harmed and on our business and results of operations may be adversely affected.

Our reputation and customers’ willingness to purchase our products depend in part on our suppliers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, freedom of association, unlawful inducements, safe and healthy working conditions and with all legal and regulatory requirements relating to the conduct of their business. While we operate compliance and monitoring programs to promote ethical and lawful business practices, we do not exercise ultimate control over our independent suppliers or their business practices and cannot guarantee their compliance with ethical and lawful business practices. Violation of labor or other laws by our suppliers, or the divergence of a supplier’s labor practices from those generally accepted as ethical in the United States, could materially hurt our reputation, which could have an adverse effect on our business and results of operations.

We rely on sources for merchandise located in foreign markets, and our business may therefore be adversely affected by legal, regulatory, economic and political risks associated with international trade and those markets.

Substantially all of our merchandise is imported from suppliers in China and other emerging markets in Asia and Central America, either directly by us or through our agents. Our reliance on suppliers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including:

•	the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions;

•	economic and political instability in the countries and regions where our suppliers are located;

•	compliance with U.S. and other country laws relating to foreign operations, including the Foreign Corrupt Practices Act, which prohibits U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business;

•	changes in U.S. and non-U.S. laws (or changes in the enforcement of those laws) affecting the importation and taxation of goods, including duties, tariffs and quotas, enhanced security measures at U.S. ports or imposition of new legislation relating to import quotas;

•	increases in shipping, labor, fuel, travel and other transportation costs;

•	the imposition of anti-dumping or countervailing duty proceedings resulting in the potential assessment of special anti-dumping or countervailing duties;

•	transportation delays and interruptions, including due to the failure of suppliers or distributors to comply with import regulations; and

•	political instability and acts of terrorism.

Any increase in the cost of merchandise purchased from these suppliers or restriction on the merchandise made available by these suppliers could have an adverse effect on our business and results of operations.

Manufacturers in China have experienced increased costs in recent years due to shortages of labor and the fluctuation of the Chinese Yuan in relation to the U.S. dollar. If we are unable to successfully mitigate a significant portion of such product cost increases, our results of operations could be adversely affected.

New initiatives may be proposed in the United States that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions that, if enacted, would increase the cost of products purchased from suppliers in such countries with which we do business. Any inability on our part to rely on our foreign sources of production due to any of the factors listed above could have an adverse effect on our business, results of operations and financial condition.

If we fail to timely and effectively obtain shipments of products from our suppliers and deliver merchandise to our customers, our business and operating results could be adversely affected.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party suppliers for the manufacture of our merchandise. We cannot control all of the various factors that might affect timely and effective procurement of supplies of product from our third-party suppliers and delivery of merchandise to our customers. A majority of the products that we purchase must be shipped to our distribution centers in Wisconsin, Nevada and Kentucky. While our reliance on a limited number of distribution centers provides certain efficiencies, it also makes us more vulnerable to natural disasters, weather-related disruptions, accidents, system failures or other unforeseen causes that could delay or impair our ability to fulfill customer orders and/or ship merchandise to our stores, which could adversely affect sales. Our ability to mitigate the adverse impacts of these events depends in part upon the effectiveness of our disaster preparedness and response planning, as well as our business continuity planning. Our use of imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to a distribution center, organized labor strikes and work stoppages such as the recent labor dispute that disrupted operations at ports-of-entry on the west coast of the United States, transportation and other delays in shipments, including as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States, unexpected or significant port congestion, lack of freight availability and freight cost increases. In addition, if we experience a shortage of a popular item, we may be required to arrange for additional quantities of the item, if available, to be delivered through airfreight, which is significantly more expensive than standard shipping by sea. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive merchandise from suppliers or deliver products to customers in a timely and cost-effective manner.

We rely upon third-party land-based and air freight carriers for merchandise shipments from our distribution centers to customers and our retail stores. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased transportation costs, associated with such carriers’ ability to provide delivery services to meet outbound shipping needs. In addition, if the cost of fuel rises, the cost to deliver merchandise from distribution centers to customers and our retail stores may rise and, although some of these costs are paid by our customers, such costs could have an adverse impact on our profitability. Failure to procure suppliers of products from our third-party suppliers and deliver merchandise to customers and our retail stores in a timely, effective and economically viable manner could damage our reputation and adversely affect our business. In addition, any increase in distribution costs and expenses could adversely affect our future financial performance.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, we cannot assure you that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In the normal course of business we often collect, retain and transmit certain sensitive and confidential customer information, including credit card information, over public networks. There is a significant concern by consumers and employees over the security of personal information transmitted over the Internet, identity theft and user privacy. Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, and we and our customers could suffer harm if sensitive and confidential customer information were accessed by third parties due to a security failure in our systems or one of our third-party service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers and expose us to risks of litigation and liability. In addition, as a result of recent security breaches at a number of prominent retailers, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become more uncertain. As a result, we may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information.

We rely significantly on information technology, and any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on information technology systems. We rely heavily on information technology to track sales and inventory and manage our supply chain. We are also dependent on information technology, including the Internet, for our direct-to-consumer sales, including our e-commerce and catalog operations and retail business credit card transaction authorization. Despite our preventative efforts, our systems and those of our third-party service providers may be vulnerable to damage or interruption. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach in security of these systems could adversely impact the operations of our business, including disruption of our ability to accept and fulfill customer orders, effective management of inventory, inefficient ordering and replenishment of products, e-commerce operations, retail business credit card transaction authorization and processing, corporate email communications and our interaction with the public on social media.

Our failure to retain our executive management team and to attract qualified new personnel could adversely affect our business and results of operations.

We depend on the talents and continued efforts of our executive management team. The loss of members of our executive management may disrupt our business and adversely affect our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate and retain additional qualified personnel. We believe that having an executive management team with qualified personnel who are passionate about our brand, have extensive industry experience and have a strong customer service ethic has been an important factor in our historical success, and we believe that it will continue to be important to growing our business. Competition for these types of personnel is intense, and we may not be successful in attracting, integrating and retaining the personnel required to grow and operate our business profitably.

An inability to attract and retain qualified employees to meet our staffing needs in our stores, distribution center or call center could result in higher payroll costs and adversely affect our operating results.

Our performance is dependent on attracting and retaining a large number of qualified employees. Many of those employees are in entry level or part-time positions with historically high rates of turnover. Many of our strategic initiatives require that we hire and/or develop associates with appropriate experience. Attracting and retaining a sufficient number of qualified employees to meet our staffing needs may be difficult, since the competition for these types of personnel is intense. If we cannot attract and retain employees with the qualifications we deem necessary to meet our staffing needs in our stores, fulfillment centers and call center, our ability to effectively operate may be adversely affected. In addition, our staffing needs are especially high during the peak holiday season. We cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

We may be subject to increased labor costs due to external factors, including changes in laws and regulations, and we may be subject to unionization, work stoppages or slowdowns.

Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, actions by our competitors with respect to compensation levels and changing demographics. Changes that adversely impact our ability to meet our labor needs in a cost-effective manner could adversely affect our operating results. In addition, the employer mandate provisions of the Patient Protection and Affordable Health Care Act, or the PPACA, changes in regulations under the PPACA, changes in federal and state minimum wage laws and other laws and regulations relating to employee benefits could cause us to incur additional wage and benefit costs, which could negatively impact our business, financial condition and results of operations.

Currently, none of our employees are represented by a union. However, our employees have the right under the National Labor Relations Act to form or affiliate with a union.

The National Labor Relations Board continually considers changes to labor regulations, many of which could significantly affect the nature of labor relations in the United States and how union elections and contract negotiations are conducted. If some or all of our employees were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, participation in labor unions could put us at increased risk of labor strikes and disruption of our operations.

Prior to this offering, we were treated as an “S” corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to our prior status as an “S” corporation could harm us.

Concurrent with and as a result of this offering, our “S” corporation status will terminate and we will be treated as a “C” corporation for federal and applicable state income tax purposes. As a “C” corporation, we will become subject to federal and state income taxes. In addition, if the unaudited, open tax years in which we were an “S” corporation are audited by the Internal Revenue Service, or the IRS, and we are determined not to have qualified for, or to have violated, our “S” corporation status, we will be obligated to pay back taxes for all relevant open tax years on all of our taxable income while we were an “S” corporation, interest and possibly penalties, however, we may have the right to reclaim a portion of the tax distributions we made to our shareholders during those periods pursuant to a tax indemnification agreement with our existing shareholders. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We will enter into a tax indemnification agreement with our existing shareholders and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of this offering.

We have historically been treated as an “S” corporation for U.S. federal income tax purposes. Concurrent with and as a result of this offering, our “S” corporation status will terminate and we will thereafter be subject to federal income taxes and state income taxes. In the event of an adjustment to our reported taxable income for a period or periods prior to termination of our “S” corporation status, our shareholders during those periods could be liable for additional income taxes for those prior periods. Therefore, we will enter into a tax indemnification agreement with the existing shareholders prior to the consummation of this offering. Pursuant to the tax indemnification agreement, we will agree to indemnify and hold harmless each such shareholder on an after-tax basis against additional income taxes, plus interest and penalties, resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income we reported as an “S” corporation. Such indemnification will also include any reasonable and documented out-of-pocket expenses arising out of a claim for such tax liability.

Unseasonal or severe weather conditions may adversely affect our merchandise sales.

Our business is adversely affected by unseasonal weather conditions. Sales of certain seasonal apparel items, especially outerwear, are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. Sales of our spring and summer products, which traditionally consist of lighter weight clothing, are adversely affected by cool or wet weather. Similarly, sales of our fall and winter products, which are traditionally weighted toward outerwear, are adversely affected by mild, dry or warm weather. Severe weather events may impact our ability to supply our retail stores, deliver orders to customers on schedule and staff our retail stores, fulfillment centers and call center, which could have an adverse effect on our business and results of operations.

We may be subject to assessments for additional taxes, including sales taxes, which could adversely affect our business.

In accordance with current law, we pay, collect and/or remit taxes in those states where we or our subsidiary, as applicable, maintain a physical presence. While we believe that we have appropriately remitted all taxes based on our interpretation of applicable law, tax laws are complex and their application differs from state to state. It is possible that some taxing jurisdictions may attempt to assess additional taxes and penalties on us or assert either an error in our calculation, a change in the application of law or an interpretation of the law that differs from our own, which may, if successful, adversely affect our business and results of operations.

Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce and could diminish our opportunity to derive financial benefit from our activities.

In conjunction with the “Streamlined Sales Tax Project,” an ongoing, multi-year effort by certain state and local governments to require collection and remittance of distant sales tax by out-of-state sellers, bills have been introduced in the U.S. Congress to overturn the U.S. Supreme Court’s decision in Quill Corp. v. North Dakota, 540 U.S. 298 (1992), which limits the ability of state governments to require sellers outside of their own state to collect and remit sales taxes on goods purchased by in-state residents. An overturning of this decision may harm our customers and our business.

We may become involved in a number of legal proceedings and audits, and outcomes of such legal proceedings and audits could adversely affect our business, financial condition and results of operations.

Our business requires compliance with many laws and regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. Failure to achieve compliance could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits including government and agency investigations, and consumer, employment, tort and other litigation. We cannot predict with certainty the outcomes of these legal proceedings and other contingencies. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions which could negatively affect our operations or require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, causing a material adverse effect on our business, financial condition and results of operations. There can be no assurance that any pending or future legal proceedings and audits will not have a material adverse effect on our business, financial condition and results of operations.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to management.

We may consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

We maintain debt that could adversely affect our operating flexibility and put us at a competitive disadvantage.

As of August 2, 2015, we had $12.7 million of total debt. The borrowings under our revolving credit facility typically peak during our third fiscal quarter and reached a peak of $25.7 million in fiscal 2014. Our level of debt and the limitations imposed on us by our credit agreement could have important consequences for investors, including the following:

•	we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;

•	borrowings under our revolving credit facility are at a variable interest rate, making us more vulnerable to increases in interest rates; and

•	we could be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

Our failure to comply with restrictive covenants under our revolving credit facility and other debt instruments could trigger prepayment obligations.

Our failure to comply with the restrictive covenants under our revolving credit facilities and other debt instruments could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

Changes to accounting rules or regulations could significantly affect our financial results.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. New accounting rules or regulations and changes to existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations could negatively affect our results of operations and financial condition through increased compliance costs.

Risks Related to this Offering and Ownership of our Class B Common Stock

There has been no prior market for our Class B common stock. An active market may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our Class B common stock prior to this offering. The initial public offering price for our Class B common stock will be determined through negotiations between a representative of the underwriters and us and may vary from the market price of our Class B common stock following the completion of this offering. An active or liquid market in our Class B common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class B common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Class B common stock will trade.

The dual class structure of our common stock and the existing ownership of common stock by our executive officers, directors and their affiliates have the effect of concentrating voting control with our executive officers, directors and their affiliates for the foreseeable future, which will limit your ability to influence corporate matters.

Our Class A common stock has ten votes per share, and our Class B common stock, which is the stock we are offering in this initial public offering, has one vote per share. Given the greater number of votes per share attributed to our Class A common stock, our Executive Chairman, Stephen L. Schlecht, who is our only Class A shareholder, will beneficially own shares representing approximately 68.9% of the voting power of our outstanding capital stock following the completion of this offering. As a result of our dual class ownership structure, Mr. Schlecht will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction. Furthermore, Mr. Schlecht will continue to exert a significant degree of influence or actual control over matters requiring shareholder approval, even if he owns as few as approximately 10% of the outstanding shares of our capital stock. Further, Mr. Schlecht will own shares representing approximately 38.8% of the economic interest of our outstanding capital stock following this offering and, together with our other executive officers, directors and their affiliates, will own shares representing approximately 61.9% of the economic interest and 86.1% of the voting power of our outstanding capital stock following this offering. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, these shareholders will be able to control elections of directors, amendments of our articles of incorporation or bylaws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Class B common stock.

Additionally, the holders of our Class A common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests. The holders of our Class A common stock will also be entitled to a separate vote in the event we seek to amend our articles of incorporation in a manner that alters or changes the powers, preferences or special rights of the Class A common stock in a manner that affects its holders adversely.

We will be a controlled company within the meaning of the NASDAQ rules, and as a result, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon completion of this offering, Mr. Schlecht will control more than 50% of the total voting power of our common stock, and we will be considered a controlled company under the NASDAQ corporate governance listing standards. As a controlled company, certain exemptions under the NASDAQ listing standards will exempt us from the obligation to comply with certain NASDAQ corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors, as defined under the rules of NASDAQ;

•	that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we intend to have a majority of independent directors on our board even though we will be a controlled company, there is no guarantee that we will not take advantage of this exemption in the future. Accordingly, as long as we are a controlled company, holders of our Class B common stock may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class B common stock is expected to be substantially higher than the net tangible book value per share of our Class B common stock immediately prior to this offering. Therefore, if you purchase our Class B common stock in this offering, you will incur an immediate dilution of $12.52 in pro forma as adjusted net tangible book value per share as of August 2, 2015 from the price you paid, based on the assumed initial public offering price of $15.00 per share. In addition, new investors who purchase shares in this offering will contribute approximately 98.9% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 21.3% of the outstanding share capital and approximately 10.8% of the voting rights. We also intend to register all shares of Class B common stock that we may issue under our stock-based compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed under Rule 144 under the Securities Act, which may cause our stockholders to experience additional dilution. In addition, if we issue additional equity securities, investors purchasing shares in this offering will experience additional dilution.

Future sales of shares by existing shareholders could cause our stock price to decline.

Prior to this offering, there has been no public market for shares of our Class B common stock. Future sales of substantial amounts of shares of our Class B common stock in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class B common stock to fall or impair our ability to raise equity capital in the future. Upon the completion of this offering, based on the number of shares outstanding as of August 2, 2015, we will have 27,928,411 shares of Class B common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these outstanding shares, all 6,666,667 shares of Class B common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, and 19,385,268 shares of Class B common stock held by our affiliates, as that term is defined in Rule 144 under the Securities Act, and the shares purchased in this offering by our existing shareholders and certain affiliates of us, certain existing shareholders and our directors, may only be sold in compliance with the limitations described below. The remaining 1,876,476 shares of Class B common stock outstanding after this offering will be deemed restricted because of securities laws or lock-up agreements. Of these 21,261,744 shares of Class B common stock, 811,146 shares are subject to the provisions of various vesting agreements. After the lock-up agreements and vesting agreements expire, based on shares outstanding as of August 2, 2015, all other outstanding shares of Class B common stock (including Class B common stock issued upon conversion of outstanding shares of Class A common stock) will be eligible for sale in the public market, 19,385,268 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. See “Shares eligible for future sale.”

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class B common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;

•	changes in operating performance and stock market valuations of other technology or retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our Class B common stock, including sales by our executive officers, directors and significant shareholders;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	the expiration of contractual lock-up agreements;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and abroad;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the other factors described in the sections of the prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail and e-commerce companies. Stock prices of many retail companies and e-commerce companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and materially adversely affect our business, financial condition and operating results.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class B common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure and exemption from the auditor attestation requirements applicable to “emerging growth companies” will make our Class B common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reduced regulatory and reporting requirements that are otherwise generally applicable to other public companies. As an emerging growth company: (i) we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus; (ii) we are exempt from the requirement to obtain an audit of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (iii) we are permitted to provide less extensive disclosure about our executive compensation arrangements; and (iv) we are not required to hold non-binding advisory votes on executive compensation or golden parachute provisions.

We remain an emerging growth company and may continue to take advantage of these provisions until the earliest to occur of: (i) the last day of our fiscal year following the fifth anniversary of this offering, which anniversary will occur on the last day of fiscal 2020; (ii) the date on which we are deemed to be a “large accelerated filer” (which means (a) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (b) we have filed at least one annual report on Form 10-K, and (c) we have been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least twelve months); (iii) the last day of our fiscal year during which our annual gross revenue exceeds $1.0 billion; and (iv) the date on which we issue more than $1.0 billion of non-convertible debt during the previous three-year period.

We cannot predict if investors will find our Class B common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. If some investors find our Class B common stock less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our Class B common stock, and our stock price may be more volatile. We also cannot predict if the failure to seek independent auditor attestation of our internal controls over financial reporting pursuant to Section 404 will cause certain inadequacies or weaknesses in our internal controls to go undetected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the

NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could materially adversely affect our business and results of operations. We will need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be materially adversely affected.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

In connection with the preparation of our financial statements, we identified a material weakness in our internal control over financial reporting. Any failure to maintain effective internal control over our financial reporting could materially adversely affect us.

In connection with the preparation of our fiscal 2013 and fiscal 2014 consolidated financial statements, we identified a material weakness in our internal control over financial reporting relating to period cutoffs impacting revenue recognition and inventory receipts. Our practice with respect to revenue recognition had been to recognize revenue upon shipment of the product (for direct sales) or at the point of sale (for retail store transactions). This had been our practice because we believed that these were the points when the following four revenue recognition criteria were met: (a) persuasive evidence of an arrangement exists; (b) title has passed to the customer; (c) the sales price is fixed and determinable and no further obligations exist; and (d) collectability is reasonably assured. Upon further evaluation of the revenue guidance, we concluded that the appropriate time to recognize revenue with respect to our direct sales is upon receipt by the customer in accordance with U.S. GAAP. Accordingly, we have changed our revenue recognition policy for our direct business to recognize revenue upon receipt by the customer. The financial statements for all periods presented in this document have been corrected to reflect the impacts of this change in policy.

With respect to inventory receipts, we have certain suppliers for whom we had recognized inventory and accounts payable upon receipt of invoice and proof of shipment from the supplier. The actual term for these shipments was FOB Shipping Point, indicating that we should have recognized inventory and accounts payable at the time of shipment by the suppliers. We have revised our accounting policy to record these transactions at the time of shipment. The financial statements for all periods presented in this document have been corrected to reflect the impact of this change in policy. This change in policy with respect to inventory receipts had no impact on our reported income for any period presented. However, it did have the effect of increasing inventories and accounts payable.

Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We are in the process of remediating the identified material weakness. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the NASDAQ Stock Market listing requirements.

Anti-takeover provisions in our charter documents and under Wisconsin law could make an acquisition of our company more difficult, limit attempts by our shareholders to replace or remove our current management and limit the market price of our Class B common stock.

Provisions in our amended and restated articles of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. In addition to the dual class structure of our common stock, our amended and restated articles of incorporation and amended and restated bylaws include provisions that:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a shareholder rights plan;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at annual or special shareholder meetings.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Wisconsin, the Wisconsin control share acquisition statute and Wisconsin’s “business combination” provisions would apply and limit the ability of an acquiring person to engage in certain transactions or to exercise full voting power of acquired shares under certain circumstances. As a result, offers to acquire us, which may represent a premium over the available market price of our Class B common stock, may be withdrawn or otherwise fail to be realized.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the exhibits hereto, contains “forward-looking statements” within the meaning of federal securities laws that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “could,” “design,” “estimate,” “expect,” “project,” “plan,” “potential,” “intend,” “believe,” “may,” “might,” “will,” “objective,” “should,” “would,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenue, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to successfully open a significant number of new stores;

•	effectively adapting to new challenges associated with our expansion into new geographic markets;

•	our ability to maintain and enhance a strong brand image;

•	generating adequate cash from our existing stores to support our growth;

•	identifying and responding to new and changing customer preferences;

•	competing effectively in an environment of intense competition;

•	containing the increase in the cost of mailing catalogs, paper and printing;

•	the success of the locations in which our stores are located;

•	our ability to attract customers in the various retail venues and locations in which our stores are located;

•	adapting to declines in consumer confidence and decreases in consumer spending;

•	our ability to adapt to significant changes in sales due to the seasonality of our business;

•	price reductions or inventory shortages resulting from failure to purchase the appropriate amount of inventory in advance of the season in which it will be sold;

•	natural disasters, unusually adverse weather conditions, boycotts and unanticipated events;

•	our dependence on third-party vendors to provide us with sufficient quantities of merchandise at acceptable prices;

•	increases in costs of fuel or other energy, transportation or utility costs and in the costs of labor and employment;

•	the susceptibility of the price and availability of our merchandise to international trade conditions;

•	failure of our vendors and their manufacturing sources to use acceptable labor or other practices;

•	our dependence upon key executive management or our inability to hire or retain the talent required for our business;

•	failure of our information technology systems to support our current and growing business, before and after our planned upgrades;

•	disruptions in our supply chain and distribution centers;

•	our inability to protect our trademarks or other intellectual property rights;

•	infringement on the intellectual property of third parties;

•	acts of war, terrorism or civil unrest;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	our ability to secure the personal financial information of our customers and comply with the security standards for the credit card industry;

•	our failure to maintain adequate internal controls over our financial and management systems; and

•	increased costs as a result of being a public company.

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See the “Risk Factors” section of this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class B common stock in this offering will be approximately $91.1 million, or approximately $105.1 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $6.2 million, or $7.1 million if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to make a final distribution to shareholders who were shareholders immediately prior to this offering, including some of our directors and officers, relating to the termination of our “S” corporation status in an amount equal to 100% of our cumulative undistributed taxable income from the date of our formation through                 , 2015, which we currently estimate to be $51.1 million. The final “S” corporation distribution will include an amount of income based on our expected results of operations for the full 2015 calendar year, which is our 2015 tax year, prorated from January 1, 2015 through the date of our conversion to a “C” corporation, unless otherwise required by law. This prorated amount may be increased based on our actual results of operations for the 2015 calendar year. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note in the aggregate principal amount of $46.3 million which we intend to use to fund part of this final distribution. The short-term note will bear interest at the one month London Interbank Offered Rate, plus 1.25% per annum, which was      % of the date of this prospectus, and will be due and payable upon the receipt of proceeds from this offering. We intend to fund the balance of this final distribution with our cash on hand, our revolving line of credit or the net proceeds from this offering. We may use a portion of the net proceeds from this offering to repay borrowings under our revolving line of credit used to fund this balance, which would be $4.8 million based on the total estimated distribution of $51.1 million. The revolving line of credit bears interest at the same rate as the short-term note described above and matures in July 2018.

We estimate net proceeds in excess of the final “S” corporation distribution to be approximately $40.0 million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use such excess proceeds to fund growth initiatives and other general corporate purposes, including approximately $30.0 million to $33.0 million to fund new retail store expansion and approximately $7.0 million to $10.0 million to fund infrastructure expenditures, including a new order management system, asset management system, assortment planning system and e-commerce platform and office and distribution facilities. Our expected uses of net proceeds from this offering are based on our present plans, objectives and business condition. We have not specifically determined the timing of these expenditures, and our management will have discretion over when these proceeds are used. The amounts and timing of our actual use of net proceeds will vary depending on a number of factors, including our cash flow from operations, the number of retail stores we open as part of our planned future retail store expansion, the timing of opening these new retail stores, the cost and payback period of these new retail stores and the systems, information technology and operational infrastructure necessary to support these new retail stores. We expect it will take approximately $2.0 million to $2.6 million in capital expenditures and starting inventory to open a new retail store. If we open a large number of stores relatively close in time, or if new retail stores have a higher opening cost or a longer payback period than our existing retail stores, our cash flow from operations may not be sufficient to support these openings and we may need to use the net proceeds from this offering more quickly to support this growth and the continuing operations of these new retail stores. Subject to the factors above, we may determine to use a portion of the net proceeds of this offering to fund additional systems, information technology, operational infrastructure and facilities to support our direct business rather than investing in retail store expansion.

DIVIDEND POLICY

We do not expect to pay any dividends on our Class A common stock or our Class B common stock in the foreseeable future. Any future determination to pay dividends will be at the sole discretion of our board of directors, subject to applicable laws. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, our capital requirements, restrictions contained in current or future financing instruments, other contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders and such other factors as our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our financial condition.

As an “S” corporation, we distributed to our shareholders every year an amount sufficient to cover their tax liability due to our income that was reported by the shareholders on their individual tax returns. We intend to make a final distribution to shareholders who were shareholders immediately prior to this offering, including some of our directors and officers, relating to the termination of our “S” corporation status in an amount equal to 100% of our cumulative undistributed taxable income from the date of our formation through                  , 2015, which we currently estimate to be $51.1 million. The final “S” corporation distribution will include an amount of income based on our expected results of operations for the full 2015 calendar year, which is our 2015 tax year, prorated from January 1, 2015 through the date of our conversion to a “C” corporation, unless otherwise required by law. This prorated amount may be increased based on our actual results of operations for the 2015 calendar year. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note in the aggregate principal amount of $46.3 million which we intend to use to fund part of this final distribution, and we intend to fund the balance of this final distribution with our cash on hand, our revolving line of credit or the net proceeds of this offering, as described under “Use of Proceeds.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of August 2, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to our conversion from an “S” corporation to a “C” corporation for income tax purposes, as described under “Description of Capital Stock – ‘S’ Corporation Conversion,” with a final distribution resulting from the termination of our “S” corporation status equal to 100% of our cumulative undistributed taxable income from the date of our formation through August 2, 2015, equal to $34.5 million. This assumes a distribution to the shareholders followed by a contribution to capital of the corporation; and

•	on a pro forma as adjusted basis to give effect to: (i) the sale of 6,666,667 shares of our Class B common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us; and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of August 2, 2015
	Actual	Pro Forma	Pro Forma as adjusted(3)
(in thousands, except per share amounts)
Cash	$366	$366	$45,211
Debt:
Long-term line of credit(1)	6,526	6,526	6,526
Term loan	5,084	5,084	5,084
Other debt(2)	1,044	1,044	1,044
Total debt	12,654	12,654	12,654
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized, actual; 10,000,000 shares authorized pro forma and pro forma as adjusted	—	—	—
Common stock (Class A), no par value; 10,000,000 shares authorized; 3,625,860 shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Common stock (Class B) no par value; 200,000,000 shares authorized; 21,000,084 shares issued and outstanding, actual; 21,000,084 shares issued and outstanding, pro forma; and 27,666,751 shares issued and outstanding pro forma as adjusted	—	—	—
Paid-in capital	1,134	1,134	1,134
Additional paid-in capital	—	34,500	74,545
Retained earnings	34,500	—	—
Total shareholders’ equity	37,505	37,505	77,550

Total capitalization	$50,159	$50,159	$90,204

(1) The line of credit with BMO Harris Bank N.A. provided for borrowings of up to $40.0 million, of which $17.2 million was available to borrow.

(2) Amounts include both the current and non-current portions of our capital lease liability and bank overdraft.

(3) A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $6.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us, would increase (decrease) additional paid-in capital, total shareholders’ equity and total capitalization by approximately $13.9 million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The table above excludes 1,564,631 shares of Class B common stock reserved for future issuance under the 2015 Equity Incentive Plan, assuming no exercise of the underwriters’ option to purchase additional shares.

DILUTION

If you invest in our Class B common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our Class B common stock and the pro forma as adjusted net book value per share of our Class B common stock immediately after this offering. Pro forma net book value per share of our Class B common stock is determined at any date by subtracting our total liabilities from the amount of our total assets and dividing the difference by the number of shares of our Class B common stock deemed to be outstanding at that date.

Our pro forma net book value as of August 2, 2015, was approximately $37.5 million, or $1.52 per share, based on 3,625,860 shares of Class A common stock and 21,000,084 shares of Class B common stock outstanding as of August 2, 2015. After giving effect to the sale of 6,666,667 shares of our Class B common stock offered in this offering at an assumed public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net book value as of August 2, 2015, would have been approximately $77.6 million, or $2.48 per share of Class B common stock. This represents an immediate increase in pro forma net book value of $0.96 per share to existing shareholders and an immediate dilution in net book value of $12.52 per share to new investors purchasing shares of Class B common stock in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Pro forma net book value per share as of August 2, 2015	$1.52
Increase in pro forma net book value per share attributable to investors in this offering	$0.96
Pro forma net book value per share as of August 2, 2015, as adjusted to give effect to this offering		2.48

Pro forma as adjusted dilution per share to investors in this offering		$12.52

Each $1.00 increase (decrease) in the assumed public offering price of $15.00 per share (the mid-point of the range set forth on the cover page of this prospectus), would increase (decrease) our as adjusted net book value after this offering by approximately $6.2 million, or approximately $0.20 per share, and the dilution per share to new investors by approximately $0.80 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes the total consideration paid to us and the average price paid per share by existing Class A and Class B shareholders and investors purchasing Class B common stock in this offering. This information is presented on pro forma as adjusted basis as of August 2, 2015, after giving effect to our sale of shares of Class B common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Shareholders as of August 2, 2015	24,625,944	78.7%	$1,134,429	1.1%	$0.05
New investors	6,666,667	21.3	100,000,000	98.9	15.00

Total	31,292,611	100.0%	$101,134,429	100.0%

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing shareholders will decrease to approximately 76.3% of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will be increase to 7,666,667, or 23.7% of the total number of our shares of our common stock outstanding after this offering.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing. The number of shares of our Class A common stock and Class B common stock outstanding immediately following this offering is based on 24,625,944 shares of our common stock outstanding as of August 2, 2015. This number excludes 1,564,631 shares of our Class B common stock reserved for issuance under our 2015 Equity Incentive Plan, assuming no exercise of the underwriters’ option to purchase additional shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected consolidated financial and other data as of and for the periods indicated, and certain unaudited pro forma information to reflect our conversion from an “S” corporation to a “C” corporation for income tax purposes. The selected consolidated statements of operations data for the fiscal years ended February 2, 2014, February 1, 2015 and the selected consolidated balance sheet data as of February 2, 2014 and February 1, 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended August 3, 2014, August 2, 2015 and the selected consolidated balance sheet data as of August 2, 2015 are derived from our unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial data in conjunction with the consolidated financial statements and accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Fiscal Year Ended(1)		Six Months Ended (unaudited)
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands, except per share data)
Consolidated Statements of Operations Data:
Direct	$152,896	$208,909	$71,840	$94,698
Retail	10,193	22,958	7,330	13,786

Net sales	163,089	231,867	79,170	108,484
Cost of goods sold(2)	71,088	100,877	33,417	45,359

Gross profit	92,001	130,990	45,753	63,125
Selling, general and administrative expenses	75,786	106,964	38,846	54,616

Operating income	16,215	24,026	6,907	8,509
Interest expense	248	341	127	112
Other income (expense), net	86	422	75	75

Income before income taxes	16,053	24,107	6,855	8,472
Income tax expense	—	—	—	—

Net income	16,053	24,107	6,855	8,472
Less: Net income attributable to noncontrolling interest	537	460	101	82

Net income attributable to controlling interest	$15,516	$23,647	$6,754	$8,390

Pro forma net income information (unaudited):(3)
Income before provision for income taxes	$15,516	$23,647	$6,754	$8,390
Pro forma provision for income taxes	6,206	9,459	2,702	3,356

Pro forma net income	$9,310	$14,188	$4,052	$5,034

Per share data:
Basic net income per share attributable to controlling interest (Class A and Class B)	$0.66	$0.99	$0.28	$0.35
Diluted net income per share attributable to controlling interest (Class A and Class B)	0.65	0.99	0.28	0.35

Pro forma basic net income per share attributable to controlling interest (Class A and Class B)	$0.39	$0.60	$0.17	$0.21
Pro forma diluted net income per share attributable to controlling interest (Class A and Class B)	0.39	0.59	0.17	0.21

	Actual February 1, 2015	Actual August 2, 2015	Pro Forma August 2, 2015(4)	Pro Forma As Adjusted August 2, 2015(5)
(in thousands)
Consolidated Balance Sheet Data (unaudited):
Cash	$7,881	$366	$366	$45,211
Working capital	25,714	28,683	28,683	68,728
Total assets	70,949	74,402	74,402	119,247
Total debt, including current portion	5,684	12,654	12,654	12,654
Additional paid in capital	—	—	34,500	74,545
Retained earnings	36,025	34,500	—	—
Shareholders’ equity	38,262	37,505	37,505	77,550

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands, except store data)
Operating Data (unaudited):
Number of Stores(6)	4	6	4	7
Capital expenditures	$3,952	$5,269	$2,715	$3,841
EBITDA(7)	$17,548	$26,269	$7,805	$9,758
Adjusted EBITDA(7)	$17,624	$26,661	$8,155	$11,205

(1) Effective February 2013, we changed our fiscal year end from December 31 to the Sunday nearest to January 31.

(2) Includes the direct cost of purchased merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost or market reserves; inbound freight; and freight from our distribution centers to our retail stores.

(3) The unaudited pro forma net income information for all years and periods presented gives effect to an adjustment for income tax expense on the income attributable to controlling interest as if we had been a “C” corporation at an assumed combined federal, state and local effective income tax rate, which approximates our statutory income tax rate, of 40%. No pro forma income tax expense was calculated on the income attributable to noncontrolling interest because this entity will not convert to a “C” corporation.

(4) This column gives effect to the final distribution relating to the termination of our “S” corporation status equal to 100% of our cumulative undistributed taxable income from the date of our formation through August 2, 2015, equal to $34.5 million. This assumes a distribution to the shareholders followed by a contribution to capital of the corporation.

(5) This column gives effect to (i) the sale by us of 6,666,667 shares of our Class B common stock in this offering assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds.”

(6) Includes one outlet store.

(7) See “Summary Consolidated Financial and Other Data” for a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our definition of Adjusted EBITDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in the sections of this prospectus titled “Industry and Market Data,” “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Effective February 2013, we changed our fiscal year end from December 31 to the Sunday nearest to January 31. The following discussion contains references to fiscal years 2014 and 2013, which represent our fiscal year ended February 1, 2015 and February 2, 2014, respectively. Fiscal years 2014 and 2013 were 52-week periods. The six months of fiscal year 2015 and fiscal year 2014 represent our 26-week periods ended August 2, 2015 and August 3, 2014, respectively.

Overview

Duluth Trading is a rapidly growing lifestyle brand of men’s and women’s casual wear, workwear and accessories sold exclusively through our own direct and retail channels. Our direct segment, consisting of our website and catalogs, offers products nationwide and represented 90% of our fiscal 2014 net sales. In 2010, we added retail to our omnichannel platform with the opening of our first store. Since then, we have expanded our retail presence, and as of November 2015, we operated seven retail stores and two outlet stores. Our retail segment represented 10% of our fiscal 2014 net sales.

We offer a comprehensive line of innovative, durable and functional products, such as our Longtail T® shirts, Buck Naked™ underwear and Fire Hose® work pants, which reflect our position as the Modern, Self-Reliant American Lifestyle brand. Our brand has a heritage in workwear that transcends tradesmen and appeals to a broad demographic for everyday and on-the-job use. Approximately 88% of our fiscal 2014 net sales consisted of proprietary Duluth Trading-branded products.

From our heritage as a catalog for those working in the building trades, Duluth Trading has become a widely recognized brand and proprietary line of innovative and functional apparel and gear. Over the last decade, we have created strong brand awareness, built a loyal customer base and generated robust sales momentum. We have done so by sticking to our roots of “there’s gotta be a better way” and through our relentless focus on providing our customers with quality, functional products. We have established a strong track record of growth and profitability as demonstrated by our net sales and operating income CAGRs between calendar 2009 and fiscal 2014 of 28% and 51%, respectively. We believe that the foregoing attributes have positioned us to deliver strong financial results, as evidenced by:

•	net sales have increased year-over-year for 22 consecutive quarters through August 2, 2015;

•	net sales in fiscal 2014 increased by 42.2% over the prior year to $231.9 million and net sales in the first six months of fiscal 2015 increased by 37.0% over the first six months of the prior year to $108.5 million;

•	Adjusted EBITDA in fiscal 2014 increased by 51.3% to $26.7 million over the prior year and Adjusted EBITDA in the first six months of fiscal 2015 increased 37.4% over the first six months of the prior year to $11.2 million; and

•	our retail stores have achieved an average payback of less than two years.

See “Summary Consolidated Financial and Other Data—Non-U.S. GAAP Financial Measures” for a reconciliation of our net income to Adjusted EBITDA, a non-U.S. GAAP financial measure. See also the information under the heading “Adjusted EBITDA” in this section for our definition of Adjusted EBITDA.

We are pursuing several strategies to continue our profitable growth, including building brand awareness to continue customer acquisition, accelerating retail expansion, selectively broadening assortments in certain men’s product categories and growing our women’s business.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below and in the “Risk Factors” section of this prospectus.

•	Exclusive Omnichannel Distribution Network. To protect the integrity of the Duluth Trading brand, we offer our products exclusively through our omnichannel distribution network, consisting of our website, catalogs and retail stores. This model creates multiple touch points with our customers and enables us to control our brand expression and the pricing of our products. Our distribution strategy eliminates the need to sell through third-party retailers, freeing us to exercise pricing control and focus on our core competencies of product development, storytelling and serving customers. We believe that our distribution strategy has enabled us to achieve strong gross profit margins, which were 56.4% in fiscal 2013 and 56.5% in fiscal 2014.

We believe our distribution capabilities are adequate and will continue to allow us to quickly process and fulfill orders. We also believe our distribution capabilities enable us to quickly deliver products from our distribution warehouse in Belleville, Wisconsin to our current stores. As we continue to expand our retail stores and customer base nationally, we have partnered with a third party logistic company, or 3PL, located in Nevada to outsource a portion of our warehousing and shipping activities. In September 2015, we partnered with a second 3PL located in Kentucky. These 3PL partners have distribution facilities located in close proximity to significant concentrations of customers in the Eastern and Western United States.

•	Retail Store Expansion. Based on the number of potential markets for our stores and the compelling unit economics of our existing retail stores, we believe there is a significant opportunity to grow our U.S. retail presence. We have identified markets with the potential for approximately 100 U.S. store locations. We anticipate opening three to five stores during fiscal 2016, and we expect the rate of new store openings to accelerate over the coming years. Our existing retail stores have been highly profitable in both metropolitan and rural locations across multiple markets and have achieved an average payback of less than two years. Typically, we have found that, as a new store becomes better integrated into its community and brand awareness grows, the store’s productivity tends to improve as measured by comparable store sales and has an incremental and favorable impact on total sales in that store’s geographic market.

•	Customer Acquisition. Our net sales grew from $163.1 million in 2013 to $231.9 in 2014, an increase of 42.2%. This growth was primarily driven by customer acquisition. In pursuing our customer acquisition strategy, we have incurred significant catalog costs and other advertising expenses. Total advertising expenses were $49.4 million in fiscal 2014 and $37.3 million in fiscal 2013. In connection with building brand awareness and continuing customer acquisition, we expect to continue to make significant investments in advertising, and these expenses will be a significant part of our operating expenses.

•	Infrastructure Investment. Since the beginning of fiscal 2013, we have also invested over $2.4 million in infrastructure and information technology systems to support our recent and long-term growth. We intend to make key technology investments of approximately $5 million to $7 million over the next 18 to 24 months in a new order management system, asset management system, assortment planning system and e-commerce platform that we believe are needed to support the future growth in our direct and retail segments.

•	Expand Product Offerings. We believe there is an opportunity to grow our men’s and women’s businesses by selectively broadening our assortment in certain product categories that exhibit high growth potential for our men’s business and expanding our product offering to appeal to a wider range of female customers for our women’s business. We plan to continue to invest in our product development team, and, as a result, we expect product development costs as a percentage of net sales to remain consistent with historical levels.

•	Seasonality. Our business is seasonal. As a result, our net sales fluctuate from quarter to quarter, which often affects the comparability of our results between quarters. Net sales are historically higher in the fourth quarter of our fiscal year due to the holiday selling season. Cash requirements are generally higher in the third quarter due to inventory-related working capital requirements in advance of the holiday selling season. We manage the working capital needs of our business through cash flow from operations and a $40 million revolving line of credit.

•	Sourcing Inventory. We source our raw materials and manufacture our products through a group of vendors with whom we have longstanding relationships located throughout Asia, including Cambodia, China, Indonesia, Thailand and Vietnam. We believe the strength of our supplier network has allowed us to provide high quality products at competitive prices. Our net sales and gross profits are affected by our ability to purchase our products in sufficient quantities at reasonable prices. We believe our vendors have adequate capacity to meet our current and anticipated demand.

•	“S” Corporation Status. Historically, we have elected to be classified under Section 1362 of the Internal Revenue Code of 1986, as amended, or the Code, as an “S” corporation. Section 1362 provides that, in lieu of corporate income taxes, the shareholders are taxed on our taxable income for federal tax purposes. Upon consummation of this offering, our “S” corporation status will terminate, and we will become subject to corporate-level federal and state income taxes at prevailing corporate rates. Termination of this election will result in us recording a tax benefit and a net deferred income tax asset during the quarter in which this offering is completed. Immediately prior to the completion of this offering, we expect to increase our outstanding borrowings by approximately $46.3 million to make part of the final “S” corporation distribution to our existing shareholders. Immediately upon the completion of this offering, we expect to use a portion of the net proceeds of this offering to repay those borrowings. We intend to fund the balance of the “S” corporation distribution with our cash on hand or the net proceeds from this offering.

•	Public Company Costs. In connection with our initial public offering, we will incur additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act and other rules implemented by the SEC and applicable stock exchange rules.

Our ability to grow and our results of operations may be impacted by our inability to achieve the desired benefits of our retail store expansion, customer acquisition and product offering expansion strategies, constraints in our supply chain and additional factors and uncertainties. Consumer spending habits are subject to macroeconomic conditions and changes in disposable income. Our customers’ disposable income is primarily impacted by gas prices, wages and consumer trends and preferences, which fluctuate depending on the economic environment. We compete with a broad range of retailers and direct sellers of apparel, footwear and accessories, and changes in our competitive landscape could also impact our results of operations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of financial and operating measures that affect our operating results.

Net Sales

Net sales reflect our sale of merchandise plus shipping and handling revenue collected from our customers, less returns and discounts. Direct sales are recognized upon customer receipt of the product, while retail sales are recognized at the point of sale.

Comparable Store Sales

Comparable store sales are generally calculated based upon retail stores that were open at least twelve full fiscal months as of the end of the reporting period. Our outlet stores are not included in comparable store sales calculations.

Comparable store sales allow us to evaluate how our retail store base is performing by measuring the change in period over-period net sales in stores that have been open for twelve fiscal months or more. Some of our competitors and other retailers calculate comparable store sales differently than we do; as a result, our comparable store sales may not be comparable to similar data made available by other companies. While we have experienced strong comparable store sales growth to date, we have excluded comparable store sales data from this prospectus due to the limited number of comparable retail stores as of September 2015. Although retail store expansion is part of our growth strategy, we expect a significant percentage of our net sales to come from our direct segment for the foreseeable future.

Gross Profit

Gross profit is equal to our net sales less cost of goods sold. Gross profit as a percentage of our net sales is referred to as gross margin. Cost of goods sold includes the direct cost of purchased merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost or market reserves; inbound freight; and freight from our distribution centers to our retail stores. The primary drivers of the costs of individual goods are raw materials costs. We expect gross profit to increase to the extent that we successfully grow our net sales. Given the size of our direct segment sales relative to our total net sales, shipping and handling revenue has had a significant impact on our gross profit and gross profit margin. Historically, this revenue has partially offset shipping and handling expense included in selling, general and administrative expenses. Declines in shipping and handling revenues may have a material adverse effect on our gross profit and gross profit margin, as well as Adjusted EBITDA to the extent there are not commensurate declines, or if there are increases, in our shipping and handling expense. Our gross profit may not be comparable to other retailers, as we do not include distribution network and store occupancy expenses in calculating gross profit, but instead we include them in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs not included in cost of goods sold. These expenses include all payroll and payroll-related expenses and occupancy expenses related to our stores and to our operations at our headquarters, including utilities, depreciation and amortization. They also include marketing expense, which primarily includes television advertising, catalog production, mailing and print advertising costs, as well as all logistics costs associated with shipping product to our customers, consulting and software expenses and professional services fees. Selling, general and administrative expenses as a percentage of net sales is usually higher in lower-volume quarters and lower in higher-volume quarters because a portion of the costs are relatively fixed.

Our historical sales growth has been accompanied by increased selling, general and administrative expenses. The most significant components of these increases are advertising, marketing and payroll costs. While we expect these expenses to increase as we continue to open new stores, increase brand awareness and grow our organization to support our growing business, we believe these expenses will decrease as a percentage of sales over time.

Adjusted EBITDA

We believe Adjusted EBITDA is a useful measure of operating performance, as it provides a clearer picture of operating results by excluding the effects of financing and investing activities by eliminating the effects of interest and depreciation costs and eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business.

We define Adjusted EBITDA as consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items we do not consider representative of our ongoing operating performance. Because Adjusted EBITDA omits non-cash items, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges.

Results of Operations

The following table summarizes our consolidated results of operations for the periods indicated, both in dollars and as a percentage of net sales.

	Fiscal Year Ended		Six Months Ended (unaudited)
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands)
Consolidated Statements of Operations Data:
Net sales	$163,089	$231,867	$79,170	$108,484
Cost of goods sold	71,088	100,877	33,417	45,359

Gross profit	92,001	130,990	45,753	63,125
Selling, general and administrative expenses	75,786	106,964	38,846	54,616

Operating income	16,215	24,026	6,907	8,509
Interest expense	248	341	127	112
Other income (expense), net	86	422	75	75

Income before income taxes	16,053	24,107	6,855	8,472
Income tax expense	—	—	—	—

Net income	16,053	24,107	6,855	8,472
Less: Net income attributable to noncontrolling interest	537	460	101	82

Net income attributable to controlling interest	$15,516	$23,647	$6,754	$8,390

Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	43.6%	43.5%	42.2%	41.8%

Gross profit	56.4%	56.5%	57.8%	58.2%
Selling, general and administrative expenses	46.5%	46.1%	49.1%	50.3%

Operating income	9.9%	10.4%	8.7%	7.8%
Interest expense	0.2%	0.1%	0.2%	0.1%
Other income (expense), net	0.1%	0.2%	0.1%	0.1%

Income before income taxes	9.8%	10.4%	8.7%	7.8%
Income tax expense	—%	—%	—%	—%

Net income	9.8%	10.4%	8.7%	7.8%
Less: Net income attributable to noncontrolling interest	0.3%	0.2%	0.1%	0.1%

Net income attributable to controlling interest	9.5%	10.2%	8.5%	7.7%

Pro Forma Net Income Information (unaudited):(1)
Income before provision for income taxes	$15,156	$23,647	$6,754	$8,390
Pro forma provision for income taxes	6,206	9,459	2,702	3,356

Pro forma net income attributable to controlling interest	$9,310	$14,188	$4,052	$5,034

(1) The unaudited pro forma net income information for all years and periods presented gives effect to an adjustment for income tax expense on the income attributable to controlling interest as if we had been a “C” corporation at an assumed combined federal, state and local effective income tax rate, which approximates our statutory income tax rate, of 40.0%. No pro forma income tax expense was calculated on the income attributable to noncontrolling interest because this entity will not convert to a “C” corporation.

The following table presents net sales by our two operating segments: direct and retail. Our direct segment includes net sales from our website and catalogs, while our retail segment includes net sales from our retail and outlet stores.

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands)
Direct	$152,896	$208,909	$71,840	$94,698
Retail	10,193	22,958	7,330	13,786

Net sales	$163,089	$231,867	$79,170	$108,484

Six Months Ended August 2, 2015 Compared to Six Months Ended August 3, 2014

Net Sales

Net sales increased $29.3 million, or 37.0%, to $108.5 million in the six months ended August 2, 2015 compared to $79.2 million in the six months ended August 3, 2014, driven by gains in both direct and retail segments of $22.9 million, or 31.8%, and $6.5 million, or 88.1%, respectively, across virtually all product categories. The direct net sales gains were largely attributable to our national advertising campaign and increased catalog circulation, which resulted in greater e-commerce traffic to our website and sales through our call center. The increase in retail net sales was primarily attributable to the opening of two new stores during the second and third quarter of fiscal year 2014, respectively, and the opening of one new store during the first quarter of fiscal year 2015, which in total accounted for an increase of $5.4 million in net sales.

Gross Profit

Gross profit increased $17.4 million, or 38.0%, to $63.1 million in the six months ended August 2, 2015 compared to $45.8 million in the six months ended August 3, 2014. As a percentage of net sales, gross margin increased 40 basis points to 58.2% of net sales in the six months ended August 2, 2015 compared to 57.8% of net sales in the six months ended August 3, 2014. The increase in gross profit of $17.4 million was primarily driven by an increase in net sales as discussed above. The increase in gross margin was primarily attributable to product mix coupled with an increase in full price sales as a percentage of overall net sales in the six months ended August 2, 2015 compared to the six months ended August 3, 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $15.8 million, or 40.6%, to $54.6 million in the six months ended August 2, 2015 compared to $38.8 million in the six months ended August 3, 2014. The increase in selling, general and administrative expenses of $15.8 million was attributable to an increase of $5.9 million in advertising and marketing costs, $5.6 million in general and administrative expenses and $4.3 million in selling expenses. The increase in advertising and marketing costs was driven by costs related to our national advertising campaign, coupled with an increase in catalog expenses primarily due to increased circulation. The increase in general and administrative expenses was primarily due to an increase in personnel expense, which included a $1.1 million payment related to a portion of the grantees’ tax liabilities associated with the grant of restricted stock awards, coupled with increases in consulting and professional services due to the growth of our business. The increase in selling expense was primarily due to an increase in distribution labor as a result of increased net sales.

As a percentage of net sales, selling, general and administrative expenses increased 120 basis points to 50.3% of net sales in the six months ended August 2, 2015 compared to 49.1% of net sales in the six months ended August 3, 2014, primarily attributable to a $1.1 million payment related to a portion of the grantee’s tax liabilities associated with the grant of restricted stock awards.

Interest Expense

Interest expense was $0.1 million for both the six months ended August 2, 2015 and the six months ended August 3, 2014.

Provision for Income Taxes

Historically, we have been classified as an “S” corporation for federal and state income tax purposes and therefore we have not been subject to income taxes. Our shareholders have been subject to income tax on their distributive share of our earnings. In connection with this offering, we will convert to a “C” corporation. On a pro forma basis, if we had been taxed as a “C” corporation at an estimated 40% effective tax rate, income taxes would increase by $0.7 million, or 24.2% to $3.4 million in the six months ended August 2, 2015 compared to $2.7 million in the six months ended August 3, 2014.

Net Income

Net income increased $1.6 million, or 24.2%, to $8.4 million in the six months ended August 2, 2015 compared to $6.8 million in the six months ended August 3, 2014, primarily due to factors discussed above. Applying a pro forma 40% “C” corporation effective tax rate to both the six months ended August 2, 2015 and August 3, 2014, rather than the “S” corporation tax rate that actually applied to us, pro forma net income increased $1.0 million, or 24.2%, to $5.0 million in the six months ended August 2, 2015 from $4.1 million in the six months ended August 3, 2014.

Fiscal Year 2014 Compared to Fiscal Year 2013

Net Sales

Net sales increased $68.8 million, or 42.2%, to $231.9 million in fiscal year 2014 compared to $163.1 million in fiscal year 2013, driven by gains in both direct and retail segments of $56.0 million, or 36.6%, and $12.8 million, or 125.2%, respectively, across virtually all product categories. The direct net sales gains were largely attributable to our national advertising campaign and increased catalog circulation, which resulted in greater e-commerce traffic to our website and sales through our call center. The $12.8 million increase in retail net sales was primarily attributable to the opening of two new stores during fiscal year 2014 coupled with full fiscal year sales related to our Bloomington store, which opened in October 2013. The two new stores contributed net sales of $7.3 million in fiscal year 2014.

Gross Profit

Gross profit increased $39.0 million, or 42.4%, to $131.0 million in fiscal year 2014 compared to $92.0 million in fiscal year 2013. As a percentage of net sales, gross margin increased slightly to 56.5% of net sales in fiscal year 2014 compared to 56.4% of net sales in fiscal year 2013.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $31.2 million, or 41.1%, to $107.0 million in fiscal year 2014 compared to $75.8 million in fiscal year 2013. Selling, general and administrative expenses as percentage of net sales was 46.1% and 46.5% during fiscal year 2014 and fiscal year 2013, respectively. The increase in selling, general and administrative expenses of $31.2 million was primarily attributable to increases of $12.1 million in advertising and marketing costs, $10.3 million in selling expenses and $8.8 million in general and administrative expenses. The increase in selling expenses was consistent with the corresponding increase in net sales. The increase in general and administrative expenses was primarily due to an increase in personnel expenses and consulting services to support our growth. The increase in advertising and marketing costs was driven by an expansion of our national advertising campaign, coupled with an increase in catalog expenses primarily due to increased circulation. The increase in selling expenses was primarily driven by increased sales.

Interest Expense

Interest expense increased $0.1 million to $0.3 million in fiscal year 2014 compared to $0.2 million in fiscal year 2013. The increase in interest expense was primarily due to a higher average balance drawn on the line of credit during fiscal year 2014 as compared to fiscal year 2013.

Provision for Income Taxes

Historically, we have been classified as an “S” corporation for federal and state income tax purposes and therefore, we have not been subject to income taxes. Our shareholders have not been subject to income tax on their distributive share of our earnings. In connection with this offering, we will convert to a “C” corporation. On a pro forma basis, if we had been taxed as a “C” corporation at an estimated 40% effective tax rate, income taxes would have increased $3.3 million, or 52.4%, to $9.5 million in fiscal year 2014 from $6.2 million in fiscal year 2013.

Net Income

Net income increased $8.1 million, or 52.4%, to $23.6 million in fiscal year 2014 compared to $15.5 million in fiscal year 2013, primarily due to the factors discussed above. Applying a pro forma 40% “C” corporation effective tax rate to both fiscal years, rather than the “S” corporation tax rate that actually applied to us, pro forma net income increased $4.9 million, or 52.4%, to $14.2 million in fiscal year 2014 from $9.3 million in fiscal year 2013.

Quarterly Results

The following table sets forth our historical consolidated statements of income for each of the last ten fiscal quarters through August 2, 2015. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus and includes all adjustments that we consider necessary to fairly present the financial information for the fiscal quarters presented below. The unaudited quarterly data below should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal Year 2013				Fiscal Year 2014				Fiscal Year 2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
(in thousands)
Net sales	$29,461	$23,192	$31,590	$78,846	$43,310	$35,860	$42,566	$110,131	$56,807	$51,677
Gross profit	16,919	13,639	17,859	43,584	25,061	20,692	23,938	61,299	32,663	30,462
Operating income	2,328	2,774	1,473	9,640	2,770	4,137	3,109	14,010	2,754	5,755
Net income	2,302	2,755	1,392	9,604	2,757	4,098	3,018	14,234	2,751	5,721

Percentage of Annual Results
Net sales	18.1%	14.2%	19.4%	48.3%	18.7%	15.5%	18.4%	47.5%	n/a	n/a
Gross profit	18.4%	14.8%	19.4%	47.4%	19.1%	15.8%	18.3%	46.8%	n/a	n/a
Operating income	14.4%	17.1%	9.1%	59.5%	11.5%	17.2%	12.9%	58.3%	n/a	n/a
Net income	14.3%	17.2%	8.7%	59.8%	11.4%	17.0%	12.5%	59.0%	n/a	n/a

Percentage of Net Sales
Gross profit	57.4%	58.8%	56.5%	55.3%	57.9%	57.7%	56.2%	55.7%	57.5%	58.9%
Operating income	7.9%	12.0%	4.7%	12.2%	6.4%	11.5%	7.3%	12.7%	4.8%	11.1%
Net income	7.8%	11.9%	4.4%	12.2%	6.4%	11.4%	7.1%	12.9%	4.8%	11.1%

Retail Stores(1)
Open at beginning of period	3	3	3	4	4	4	5	6	6	7
Stores opened	—	—	1	—	—	1	1	—	1 (2)	—
Opened at end of period	3	3	4	4	4	5	6	6	7	7

(1) Includes one outlet store.

(2) Our retail store in Ankeny, Iowa opened May 1, 2015.

Liquidity and Capital Resources

General

Our business relies on cash from operating activities as well as cash on hand and a $40.0 million revolving line of credit as our primary sources of liquidity. Our primary cash needs have been for inventory, payroll, store leases, capital expenditures associated with opening new stores, infrastructure and information technology, as well as shareholder tax distributions to cover estimated tax payments. The most significant components of our working capital are cash, inventory, accounts payable and other current liabilities. After conversion to a “C” corporation, we will no longer make “S” corporation shareholder distributions relating to periods subsequent to becoming a publicly traded company.

We expect to spend approximately $15.0 million to $16.0 million in third and fourth quarter of fiscal 2015 and full year fiscal 2016 on capital expenditures, including a total of approximately $10.0 million to $11.0 million for new retail store expansion. We expect it will take approximately $2.0 million to $2.6 million in capital expenditures and starting inventory to open a new store. If we open a large number of stores relatively close in time, or if new retail stores have a higher opening costs or a longer payback period than our existing stores, our cash flow from operations may not be sufficient to support these openings and we may need to use the proceeds from this offering more quickly to support this growth and the continuing operations of these new retail stores. At August 2, 2015, our working capital was $28.9 million, which includes cash of $0.4 million. Due to the seasonality of our business, a significant amount of cash from operating activities is generated during the fourth quarter of our fiscal year. During the first three quarters of our fiscal year, we typically are net users of cash in our operating activities as we acquire inventory in anticipation of our peak selling season, which occurs in the fourth quarter of our fiscal year. We also use cash in our investing activities for capital expenditures throughout all four quarters of our fiscal year. During the first three quarters of our fiscal year, we utilize our line of credit facilities to finance these cash requirements.

We believe that cash flow from operating activities, the availability of cash under our revolving line of credit and net proceeds from this offering will be sufficient to cover working capital requirements and anticipated capital expenditures and for funding our growth strategy for the foreseeable future. If cash flow from operations, borrowings under our existing revolving line of credit and net proceeds from this offering are not sufficient or available to meet our capital requirements, we may be required to obtain additional such financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Cash Flow Analysis

A summary of operating, investing and financing activities is shown in the following table.

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
(in thousands)
Net cash provided by (used) in operating activities	$16,370	$22,628	$(3,475)	$(1,048)
Net cash used in investing activities	(4,214)	(7,147)	(4,524)	(3,857)
Net cash provided by (used) in financing activities	(4,898)	(15,100)	991	(2,610)

Increase (decrease) in cash	$7,258	$381	$(7,008)	$(7,515)

Net Cash Provided by (Used) in Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items that include depreciation and amortization, loss on disposal of property, equipment and other assets, stock-based compensation and the effect of changes in assets and liabilities.

While our cash flow from operations for the six months ended August 2, 2015 is negative, primarily driven by the seasonal nature of our business, we expect cash flow from operations for the full year fiscal 2015 to be positive from normal operating performance and seasonal reductions in working capital during the fourth quarter of the fiscal year, which is consistent with previous full fiscal years.

For the six months ended August 2, 2015, net cash used by operating activities was $1.0 million, which consisted of net income of $8.5 million, non-cash depreciation and amortization of $1.2 million and stock-based compensation expense of $0.3 million, offset by cash used in operating assets and liabilities of $11.0 million. The cash used in operating assets and liabilities of $11.0 million primarily consisted of $6.1 million increase in inventory and $4.5 million decrease in accrued expenses. The increase in inventory was due to seasonality and growth of our business. The $4.5 million decrease in accrued expenses, was due to a $1.1 million payment related to a portion of the grantees’ tax liabilities associated with the grant of restricted stock, coupled with timing of payments subsequent to our fiscal year end.

For the six months ended August 3, 2014, net cash used by operating activities was $3.5 million, which consisted of net income of $6.9 million, non-cash depreciation and amortization of $0.8 million and stock-based compensation expense of $0.03 million, offset by cash used in operating assets and liabilities of $11.2 million. The cash used in operating assets and liabilities of $11.2 million primarily consisted of $7.5 million increase in inventory and $4.2 million decrease in accrued expenses. The increase in inventory was due to seasonality and growth of our business and the decrease in accrued expenses was primarily attributable to timing of payments subsequent to our fiscal year end.

For fiscal year 2014, net cash provided by operating activities was $22.6 million, which consisted of net income of $24.1 million, non-cash depreciation and amortization of $1.8 million and other of $0.1 million, offset by cash used in operating assets and liabilities of $3.4 million. The cash used in operating assets and liabilities of $3.4 million primarily consisted of $11.8 million increase in inventory and prepaid expenses due to growth and opening of new stores, partially offset by $7.9 million increase in trade accounts payable and accrued expenses due to timing of payments.

For the fiscal year 2013, net cash provided by operating activities was $16.4 million, which consisted of net income of $16.1 million, non-cash depreciation and amortization of $1.2 million and other of $0.1 million, offset by cash used in operating assets and liabilities of $1.0 million. The cash used in operating assets and liabilities of $1.0 million primarily consisted of $8.6 million increase in inventory and prepaid expenses due to growth, partially offset by $7.5 million increase in trade accounts payable and accrued expense due to timing of payments.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures for growth related to new store openings, information technology and enhancements for our distribution and corporate facilities.

For the six months ended August 2, 2015, net cash used in investing activities was $3.9 million and was primarily driven by capital expenditures for the opening of a new store and the implementation of a new warehouse management system.

For the six months ended August 3, 2014, net cash used in investing activities was $4.5 million, primarily driven by capital expenditures of $2.7 million for the opening of one new store coupled with cash used of $1.8 million for the deconsolidation of Schlecht Enterprises LLC, or Schlecht Enterprises. Through May 21, 2014, we had leased certain distribution and administrative properties from Schlecht Enterprises. The deconsolidation of Schlecht Enterprises was due to a sale of these properties from Schlecht Enterprises to us. This sale terminated the lease agreement between the two entities for the acquired property, thereby eliminating the conditions that required that Schlecht Enterprises be consolidated with us.

For the fiscal year 2014, net cash used in investing activities was $7.1 million, primarily driven by capital expenditures of $5.3 million, due mainly to the opening of new corporate office facilities and two new stores, coupled with cash used of $1.8 million for the deconsolidation of Schlecht Enterprises, as discussed above.

For fiscal year 2013, net cash used in investing activities was $4.2 million, primarily driven by capital expenditures of $4.0 million for the opening of one new store, the acquisition of new corporate office facilities and technology related improvements at our existing corporate office facilities.

Net Cash Provided by (Used) in Financing Activities

Financing activities consist primarily of borrowings and payments related to our revolving line of credit and other long-term obligations, as well as distributions to our shareholders and holders of noncontrolling interest in variable interest entities and capital contributions to Schlecht Enterprises and Schlecht Retail Ventures LLC.

For the six months ended August 2, 2015, net cash used in financing activities was $2.6 million, primarily consisting of uses of $9.9 million in tax distributions to our shareholders due to our “S” corporation status, $0.5 million for payments on mortgage notes and $0.3 million for payments on capital leases, offset by proceeds of $5.9 million, net from our revolving line of credit, $0.8 million from new long-term obligations, $1.0 million change in bank overdrafts and $0.3 million for capital contributions to variable interest entities.

For the six months ended August 3, 2014, net cash provided by financing activities was $1.0 million, primarily consisting of uses of $9.4 million in tax distributions to our shareholders due to our “S” corporation status, $0.8 million for payments on mortgage notes, offset by proceeds of $9.6 million, net from our revolving line of credit, $1.0 million change in bank overdrafts and $0.6 million from long-term obligations.

For fiscal year 2014, net cash used in financing activities was $15.1 million, primarily consisting of uses of $15.1 million in tax distributions to our shareholders due to our “S” corporation status, driven by our higher net income in fiscal 2014 and the timing of distributions relating to net income generated in fiscal 2013, $0.9 million for payments on mortgage notes and $0.3 million in distributions to holders of noncontrolling interest in variable interest entities, offset by proceeds of $0.6 million, net from our revolving line of credit and $0.6 million from long-term obligations.

For fiscal year 2013, net cash used in financing activities was $4.9 million, primarily consisting of uses of $4.4 million in tax distributions to our shareholders due to our “S” corporation status, $0.4 million for payments on mortgage notes, $0.5 million in distributions to holders of noncontrolling interest in variable interest entities and $0.4 million change in bank overdrafts, offset by proceeds of $0.7 million for capital contributions to variable interest entities.

Line of Credit

We have a $40.0 million revolving line of credit from BMO Harris Bank N.A., subject to certain borrowing base limits, which expires July 2018 and bears interest, payable monthly, at a rate equal to the one-month LIBOR rate plus 1.25 percentage points. The line of credit agreement is secured by essentially all Company assets and requires that we maintain certain financial and non-financial covenants, including a minimum tangible net worth ratio and a minimum trailing twelve month EBITDA. As of and for the six months ended August 2, 2015, we were in compliance with all financial and non-financial covenants, and we expect to be in compliance with all financial and non-financial covenants for the remainder of fiscal 2015.

Contractual Obligations

We enter into long term contractual obligations and commitments in the normal course of business. As of August 2, 2015, our contractual cash obligations over the next several periods were as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
(in thousands)
Revolving line of credit(1)	$7,490	$964	$—	$6,526	$—
Other long term obligations(2)	5,084	266	3,680	1,138	—
Capital lease obligations(3)	99	24	34	14	27
Operating leases(4)	9,641	1,303	2,303	2,056	3,979

Total	$22,314	$2,557	$6,017	$9,734	$4,006

(1) Excludes estimated interest under the revolving line of credit and includes bank overdrafts.

(2) Consist of mortgage notes.

(3) The capital leases represent minimum lease payments, including interest and are for certain property and equipment.

(4) Our store leases generally have initial lease terms of 5–10 years and include renewal options on substantially the same terms and conditions as the original leases.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements, except for operating leases, as discussed above.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our accounting policies, estimates, and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions and such differences could be material to the consolidated financial statements.

We evaluated the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note B—Summary of Significant Accounting Policies to our audited consolidated financial statements.

Revenue Recognition

We recognize revenue from direct sales generally upon customer receipt of the product and from retail sales at the point of sale. This represents the point at which all risks and rewards of ownership of the product are passed, there is persuasive evidence that an arrangement exists, title has passed to the customer, the price to the buyer is fixed or determinable and collectability is reasonably assured.

We recognize shipping and handling fees as revenue included in net sales when generated from a customer order upon customer receipt of the product. Costs of shipping and handling are included in selling, general and administrative expenses.

Sales tax collected is not recognized as revenue as it is ultimately remitted to governmental authorities.

We reserve for projected merchandise returns based on both historical and actual experience, as well as various other assumptions that we believe to be reasonable. Actual merchandise returns are monitored regularly and have not been materially different from the estimates recorded. Product returns often represents merchandise that can be resold. Amounts refunded to customers are generally made by issuing the same payment tender as used in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and are therefore excluded when calculating the sales returns reserve.

Inventories

Our inventories are composed of finished goods and are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Market is determined based on net realizable value, which includes cost to dispose. To determine if the value of inventory should be marked down below original cost, we consider current and anticipated demand, customer preference and the inventory’s age. The inventory value is adjusted periodically to reflect current market conditions, which requires our judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require us to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual observed obsolescence or periodic updates of our shrinkage estimates differ from our original estimates, we adjust our inventory reserves accordingly throughout the period. We do not believe that changes in the assumptions used in these estimates would have a significant effect on our net income or inventory balances. We have not made any material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves during the periods presented, nor have we recorded significant adjustments related to the physical inventory process.

Long-Lived Assets

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or an assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset is less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted cash flow analysis of the asset. Impairment charges are included in selling, general and administrative expenses.

We evaluate long-lived tangible assets at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at the consolidated level.

Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.

Stock-Based Compensation

We issue restricted shares of our Class B common stock to key employees, executives and board members under restricted stock agreements. These issuances generally vest evenly over a period ranging from two to five years from the grant date and become fully vested on the applicable anniversary date of each restricted stock agreement, unless otherwise stated in the terms of each individual award. The fair value of our Class B common stock was measured on September 30, 2014, December 31, 2013 and December 31, 2012 for our fiscal years 2015, 2014 and 2013, respectively. The restricted stock value is based on the estimated fair value of our Class B common stock on the grant date, which may differ from the fair value measured dates above. In the absence of a public trading market, we considered numerous objective and subjective factors to determine our best estimate of the fair value of the restricted shares of our Class B common stock on the grant date. Our estimate of this stock-based compensation is equivalent to the fair value of our Class B common stock that is ultimately expected to vest. The stock-based compensation is recognized as compensation expense over the requisite service period or a sale or change in control of our Company if such event occurs prior to the completion of the service period.

Our estimate of pre-vesting forfeitures, or forfeiture rate, was based on our internal analysis, which included the award recipients’ positions within the company and the vesting period of the awards. As such, we estimated the forfeiture rate was zero, which resulted in our recording the gross value of the awards as stock-based compensation expense in our consolidated statements of income. We will reassess the forfeiture rate assumption in future periods.

Determination of Fair Value of Class B Common Stock on Grant Date. As a private company with no active public market for our Class B common stock, we have determined the estimated per share fair value of our Class B common stock on the valuation date using a valuation consistent with the requirements of the IRS (Revenue Ruling 59-60), the Department of Labor (Proposed Regulation—2510.3-18(b)(4)(ii)(B)) and Uniform Standards of Professional Appraisal Practice. In conducting this valuation, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance. Within this contemporaneous valuation performed by us, a range of factors, assumptions and methodologies were used. The significant factors included:

•	outlook and condition of the economy, the industry and our company;

•	our financial condition;

•	our earnings capacity and future prospects;

•	our dividend paying capacity;

•	historic sales of our Class B common stock and size of the block of Class B common stock to be valued;

•	market prices of publicly traded securities of companies engaged in the same or similar industry classification;

•	prices, terms and conditions affecting past sales of similar Class B common stock;

•	marketability and liquidity considerations of our Class B common stock;

•	physical condition, remaining life expectancy and functional and economic utility of our property and equipment; and

•	relative risk of the investment.

After considering the information presented by our management, our board of directors rendered its final fair value determination.

Class B Common Stock Valuation Methodologies. For the valuation of our Class B common stock, management estimated on the valuation date, our common equity value on a continuing operations basis, primarily using the income and market comparable approaches. The common equity value is the difference between the business enterprise value and debt value after adjustment for a marketability and liquidity discount of five percent.

The income approach utilized the discounted cash flow, or DCF, methodology by discounting the anticipated cash flow stream from business operations. This valuation analysis involves a discrete projection of operating cash flow and a residual value calculation at the end of the projection. The discounted cash flow is based on a detailed projection of sales, cost of sales, operating expenses, deprecation, taxes, capital expenditures and working capital changes. Both the projected cash flows and residual value are discounted to present value based on a weighted average cost of capital calculation.

The market comparable approach utilizes earnings, sales and equity price ratios from comparable transactions. This is a process of collecting relevant market data, adjusting for comparability differences and applying price multipliers to the earnings, sales and operating equity of the company. Our market comparable analysis derives values based on stock transactions involving publicly traded companies because of the availability of complete and consistent information. Comparable companies were selected after a database search based on standard industrial codes of publicly traded companies. Earnings multipliers are a function of earnings growth and earnings volatility. Earnings multiplier derived for us were below the averages for the comparable companies because of our higher asset utilization, smaller size and higher return on assets.

We believe that the procedures employed in the DCF and market comparable methodologies are reasonable and consistent with generally accepted practices.

Equity Incentive Awards. Our board of directors adopted our Duluth Holdings Inc. 2015 Equity Incentive Plan, which will have 1,564,631 shares of Class B common stock reserved for issuance under such plan, assuming no exercise of the underwriters’ option to purchase additional shares. In connection with this offering, we anticipate awarding an aggregate of 18,667 restricted Class B shares under this plan to our non-employee directors with an aggregate value of $280,000, assuming an initial public offering price of $15.00 per share, the midpoint of the filing range set forth on the cover page of this prospectus.

Income Taxes

Historically, we have been classified as an “S” corporation for federal income tax purposes. As such, we are not subject to income taxes. Our shareholders are subject to income tax on their distributive share of our earnings. We make distributions to our shareholders to fund their tax obligations attributable to taxable income of our company. Upon consummation of this offering, our “S” corporation status will terminate, and we will become subject to corporate-level federal and state income taxes at prevailing rates. Termination of this election will result in us recording a tax benefit and a net deferred income tax asset during the quarter in which this offering is completed.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), or the ASU, which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. The ASU requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition model requires identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to performance obligations and recognizing the revenue upon satisfaction of the performance obligations. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The ASU can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the update recognized at the date of the initial application along with additional disclosures. On July 9, 2015, the FASB deferred the effective date of the ASU for one year. The ASU is effective for annual reporting periods beginning after December 15, 2017 and early adoption is not permitted. Accordingly, we will adopt the ASU on January 29, 2018, the first day of our first quarter for the fiscal year ending February 3, 2019, our fiscal year 2018. We have not selected a method for adoption nor determined the potential effects on our consolidated financial statements.

Simplifying the Measurement of Inventory

In July 2015, the FASB issued Accounting Standards Update No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), or ASU 2015-11, which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.” The ASU 2015-11 eliminates the guidance that entities consider replacement cost or net realizable value less an approximately normal profit margin in the subsequent measurement of inventory when cost is determined on a first-in, first-out or average cost basis. The provisions of ASU 2015-11 are effective for public entities with fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. Accordingly, we will adopt ASU 2015-11 on January 30, 2017, the first day of our first quarter for the fiscal year ending January 28, 2018, our fiscal year 2017. We have not determined the impact of this new accounting guidance on our consolidated financial statements.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our revolving line of credit, which bear interest at a rate equal to the one-month LIBOR rate plus 1.25 percentage points as of August 2, 2015. As of August 2, 2015, $6.5 million was outstanding under the revolving line of credit. As of August 2, 2015, the undrawn borrowing availability under the revolving line of credit was $17.2 million. Based on the average interest rate on the revolving line of credit during the first six months of fiscal 2015, and to the extent that borrowings were outstanding, we do not believe that a 10% change in the interest rate would have a material effect on our consolidated results of operations or financial condition.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

Foreign Exchange Rate Risk

We source a substantial majority of our merchandise from various suppliers in Asia and the vast majority of purchases are denominated in U.S. dollars. We do not hedge foreign currency risk using any derivative instruments, and historically we have not been impacted by changes in exchange rates.

Internal Control over Financial Reporting

The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis.

We have begun documenting our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. Under the JOBS Act, as an “emerging growth company,” for our fiscal year 2015, we are not required to comply with either the management reporting requirements or the auditor reporting requirements related to internal control over financial reporting. For fiscal years 2016 through 2019, assuming we qualify as an “emerging growth company,” we will only be subject to management reporting on the assessment of internal controls over financial reporting. Assuming we have not ceased to qualify as an “emerging growth company” earlier, we will be required to comply with both the management and the auditor assessment of internal control over financial reporting requirements of Section 404 at the time we file our annual report for fiscal year 2020. As part of this process, we may identify specific internal controls as being deficient. We anticipate retaining additional personnel to assist us in complying with our Section 404 obligations.

BUSINESS

Our Company

Duluth Trading is a rapidly growing lifestyle brand of men’s and women’s casual wear, workwear and accessories sold exclusively through our own channels. We offer a comprehensive line of innovative, durable and functional products, such as our Longtail T® shirts, Buck Naked™ underwear and Fire Hose® work pants, which reflect our position as the Modern, Self-Reliant American Lifestyle brand. Our brand has a heritage in workwear that transcends tradesmen and appeals to a broad demographic of men and women for everyday and on-the-job use. Approximately 88% of our fiscal 2014 net sales consisted of proprietary products sold under our Duluth Trading brand name. We believe the foundation of our success is our culture of “poking average in the eye” by seeing things for what they could be and should be and finding a way to make them exactly that, and we like to do it all with a big, toothy grin. Our brand is defined by three brand pillars: solution-based products manufactured with high quality craftsmanship, humorous and distinctive marketing and an outstanding customer experience.

Our products solve the problems our customers experience with the limitations of commonly available apparel and gear. Our design process reflects a “there’s gotta be a better way” attitude, resulting in differentiated products with unique features that appeal to a broad array of customers. Our products represent enduring styles that go beyond short-lived fashion trends. We strive to make shopping for our products fun by using attention-grabbing advertisements that are humorous, irreverent and quirky and serve to reinforce our brand identity. We also use storytelling to differentiate our products in the marketplace and create emotional connections with our customers. We provide our customers with a unique and entertaining experience across all channels through our content-rich website, catalogs and “store like no other” retail environment. We treat our customers like next-door neighbors, as exemplified by our exceptional customer service and unconditional “No Bull Guarantee” on all purchases. The combination of these three pillars has fostered a growing and engaged community of 1.4 million active customers within the last year as of August 2, 2015.

To protect the integrity of the Duluth Trading brand, we offer our products exclusively through our omni-channel distribution network, consisting of our website, catalogs and retail stores. This model creates multiple touch points with our customers and enables us to control both our Duluth Trading brand expression and the pricing of our products. Our distribution strategy eliminates the need to sell through third-party retailers, allowing us to focus on our core competencies of product development, storytelling and serving customers. Our direct segment, consisting of our website and catalogs, offers products nationwide and represented 90% of our fiscal 2014 net sales. In 2010, we added retail to our omnichannel platform with the opening of our first store. Since then, we have expanded our retail presence, and as of November 2015, we operated seven retail stores and two outlet stores. Our retail segment represented 10% of our fiscal 2014 net sales. We anticipate opening three to five new stores during fiscal 2016 and expect the rate of new store openings to accelerate over the coming years. We have identified markets with the potential for approximately 100 U.S. store locations as part of our long-term growth strategy.

Duluth Trading was founded in 1989 when two brothers in the home construction industry were tired of dragging tools from job to job using discarded five-gallon drywall compound buckets. The two brothers were never satisfied with the status quo and believed “there’s gotta be a better way.” So they invented the Bucket Boss®—a ruggedly durable canvas tool organizer that fits around a drywall bucket and transformed the way construction workers organized their tools. Capitalizing on their initial success, these brothers launched a catalog that later became known as Duluth Trading Company. Under the initial philosophy of “Job Tough, Job Smart,” this catalog was dedicated to improving and expanding on existing methods of tool storage, organization and transport. In December 2000, GEMPLER’S Inc., an agricultural and horticultural supply catalog business founded and owned by Stephen L. Schlecht, acquired Duluth Trading and brought the two mail order companies together. Both catalogs had customers who worked outside and embraced the spirit of hands-on, self-reliant Americans. In February 2003, the GEMPLER’S catalog business was sold to W.W. Grainger (NYSE:GWW) and proceeds from that sale have been used to fund the growth of Duluth Trading. With that transaction, GEMPLER’S changed its corporate name to Duluth Holdings Inc.

From what began as an idea aimed at those working in the building trades, Duluth Trading has become a widely recognized brand and proprietary line of innovative and functional apparel and gear. We have created strong brand awareness, built a loyal customer base and generated robust sales momentum. We have done so by sticking to our roots of “there’s gotta be a better way” and through our relentless focus on providing our customers with quality, functional products. We have established a strong track record of growth and profitability as demonstrated by our net sales and operating income CAGRs between calendar 2009 to fiscal 2014 of 28% and 51%, respectively. We believe that the foregoing attributes have enabled us to deliver strong financial results, as evidenced by:

•	net sales have increased year-over-year for 22 consecutive quarters through August 2, 2015;

•	net sales in fiscal 2014 increased by 42.2% over the prior year to $231.9 million and net sales in the first six months of fiscal 2015 increased by 37.0% over the first six months of the prior year to $108.5 million;

•	Adjusted EBITDA in fiscal 2014 increased by 51.3% over the prior year to $26.7 million and Adjusted EBITDA in the first six months of fiscal 2015 increased 37.4% over the first six months of the prior year to $11.2 million; and

•	our retail stores have achieved an average payback of less than two years.

See “Selected Summary Consolidated Financial and Other Data—Non-U.S. GAAP Financial Measures” for a reconciliation of our net income to Adjusted EBITDA, a non-U.S. GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for our definition of Adjusted EBITDA.

What Makes Us Different

We believe the following strengths differentiate us and provide a foundation for future growth:

Differentiated, Everyday Lifestyle Brand

Our understanding of the Modern, Self-Reliant American Lifestyle enables us to create personal connections with our customers who lead a hands-on lifestyle, value a job well-done and are often outdoors for work and hobbies. The workwear heritage of our products is the foundation of our authentic and differentiated brand. Our customers are highly satisfied with our performance relative to our competitors in the categories of comfort, useful features, product fit, quality, durability and materials used, according to IRI. We communicate our brand values and product performance nationally through multiple mediums, including television, catalogs, digital advertising and sponsored events. We believe these marketing efforts make our brand synonymous with this lifestyle, validate our authenticity and establish Duluth Trading as a trusted provider of reliable casual wear and workwear.

Solution-Based Design

Our products solve the problems our customers experience with commonly available apparel and gear. We see things for what they could be and what they should be, and we find a way to make them exactly that, and we like to do it all with a big, toothy grin. We generate new product ideas in part by proactively seeking input from our consumers, including our trades panels, which are comprised of select groups located across the United States with expertise in various fields. Our trades panels test our products in intense conditions and offer suggestions for new and improved features. For example, one of our trades panel members, a farrier shoeing horses, experienced frustration with his heavy and restrictive work pants when he was required to bend, squat and sit throughout the day. His feedback led to the creation of our Duluthflex® Ballroom® jeans, which are built with 1% spandex and are more flexible than average jeans, allowing customers to “crouch without the ouch.” We believe that our focus on thoughtful product design and commitment to quality, such as “triple stitching the extra stitch” and “doubling down on extra durable fabric,” keeps our existing customers engaged while also attracting new customers to our brand. And we do it all because there are a whole lotta legs, torsos, feet and crotches out there counting on us.

Humorous and Distinctive Marketing

We make shopping for our products fun by using attention-grabbing advertisements that are humorous, irreverent and quirky. Our national advertising campaigns that feature characters such as our Giant Angry Beaver, Buck Naked Guy and Grab-Happy Grizzly, continue to increase our brand awareness and drive customers to our brand. These types of advertisements appeal to a wide audience and enable us to highlight the distinctive attributes of our products in a memorable way. We also use storytelling to make connections with our customers. For example, the story of our customer Tony the Diver, who wears our Fire Hose work pants over his wetsuit for added protection while working on marine construction, inspired a catalog cover and is featured on our website. Our advertising inspires our female customers by featuring women of “grit and substance” whose professions range from ranching to horse training to dog sled racing to landscape design. We believe our approach to marketing gives our products a distinct identity, enhances our brand and helps us stand out in the market.

Outstanding and Engaging Customer Experience

An important principle that shapes our brand is treating our customers like next-door neighbors. We provide a seamless, consistent omnichannel experience that makes shopping for casual wear, workwear and accessories fun, inviting and hassle-free. We are dedicated to delivering outstanding customer service by standing behind all purchases with our unconditional “No Bull Guarantee.” Our content-rich, user-friendly website is designed to provide an enjoyable, informative and efficient shopping experience. Our call center is open 24 hours a day, seven days a week, and is staffed with friendly, knowledgeable representatives dedicated to making every customer experience positive. Our stores are designed to bring our brand to life by creating a unique and entertaining experience with knowledgeable sales associates, a compelling and complete assortment of our products and hospitality areas with complimentary coffee and water. We also showcase unique attractions at each retail store, such as the tool museum in our Mt. Horeb, Wisconsin store, that celebrate the heritage of the local area. We believe these elements help promote customer loyalty and drive repeat purchases.

Attractive, Loyal Customer Base

Our customers come to us for many aspects of their everyday casual wear and workwear needs. The quality and consistency of our product offering attracts a broad demographic of men and women who lead the Modern, Self-Reliant American Lifestyle. According to an internal company survey, 87% of our customers identified themselves as working outside of the building trades. Our average customer is a homeowner with an annual household income of over $75,000. Based on these characteristics, we believe our customers have a high level of disposable income and are attracted to the quality and enhanced features of our products. We enjoy a high level of brand satisfaction as evidenced by our Net Promoter Score of approximately 70% and the fact that 76% of our customers would recommend Duluth Trading to a friend or family member according to IRI. In addition, we currently have over 200,000 online product reviews, over 90% of which are four or five star ratings.

Omnichannel Presence with Complete Distribution Control

We sell our products exclusively through our direct and retail channels, giving us complete control of the presentation of our brand and the relationships with our customers. This strategy allows us to present our brand in a consistent manner, including marketing, pricing and product presentation. It also enables us to reduce logistical complexities and costs because we are not subject to timing, delivery and quantity requirements set by third-party retailers, allowing our employees to concentrate on product development, storytelling and serving customers. We believe this approach to distribution is a significant advantage for our brand, allowing us to deliver feature rich, superior quality products at competitive prices.

•	Direct Segment. We have an established direct platform that reaches customers nationwide through our website and catalogs, which together comprised approximately 90% of our fiscal 2014 net sales. Based on our internal research and our fiscal 2014 net sales, the concentration of our direct nationwide customer base was generally aligned with the geographic concentration of the U.S. population, and our top three markets during fiscal 2014 were California, Texas and New York, in that order. Our duluthtrading.com website serves as a storefront to our entire product collection and approximately 78% of our fiscal 2014 net sales in the direct segment were transacted online. Our website also allows for shopping across platforms and devices and provides a strong sense of community for our highly engaged consumers. In fiscal 2014, we had approximately 26.8 million website visits, an increase of approximately 52% from fiscal 2013. Our catalog business is an important part of our heritage, and approximately 22% of our fiscal 2014 net sales in the direct segment were transacted via our call center. Our catalogs also serve as a tangible vehicle for our authentic and humorous storytelling and often drive customers who wish to further interact with our brand to visit our website and retail stores. In fiscal 2014, we distributed over 43 million catalogs, approximately 19 million of which were mailed to prospective customers.

•	Retail Segment. In 2010, we opened our first retail store and have since expanded our retail presence, operating seven retail stores and two outlet stores as of November 2015. Retail sales represented approximately 10% of our fiscal 2014 net sales, and we expect retail sales to represent an increasing percentage of our net sales over time. Our retail stores allow us to reach customers who prefer to shop in a brick and mortar setting and give new and existing consumers the opportunity to touch and feel our innovative products before making a purchase decision. During fiscal 2014, we had approximately 680,000 visits to our retail stores.

Seasoned Management Team Driving an Impassioned Culture

Our senior management team has extensive experience across a broad range of key disciplines. With an average of approximately 30 years of experience in their respective functional areas, our management team has been instrumental in driving results and in developing a robust and scalable infrastructure to support our continued growth. Our senior management team embraces the Modern, Self-Reliant American Lifestyle and has fostered a culture committed to “outthink, outsmart and outcraft average,” which is shared by employees throughout our organization. Our strong company culture and spirited corporate personality is exemplified by the long tenure of our team members with us. We believe the strength of our senior management team, supported by our dedicated board of directors and passionate employees, is a key driver of our success and positions us well to execute our long-term growth strategy.

Our Growth Strategies

Our goal is to expand the reach of the Duluth Trading brand, using strategies that will further drive growth and profitability:

•	Building Brand Awareness to Continue Customer Acquisition. We are a rapidly growing lifestyle brand and have built strong brand awareness and successfully acquired customers over the past five years. As a relatively young brand, we believe that we have a significant opportunity to build even greater brand awareness. According to IRI, once we bring customers to our brand, they are more satisfied with Duluth Trading than any other brand in our competitive set. We plan to introduce potential customers to our brand through our national television and digital advertising campaigns, catalogs and retail store expansion. We have made significant investments in marketing to build brand awareness among our potential customers and expect to achieve leverage from these investments as our business continues to grow.

•	Accelerating Retail Expansion. IRI has validated that our customers’ purchasing decision are heavily influenced by the availability of our retail stores. We believe that our customers’ desire to shop in stores, combined with the number of potential markets for our retail stores and the compelling unit economics of our existing retail stores, provide us with a significant opportunity to grow our U.S. retail presence. We have identified markets with the potential for approximately 100 U.S. store locations that feature high concentrations of existing Duluth Trading customers and potential customers that fit our brand demographics. We anticipate opening three to five stores during fiscal 2016 and expect the rate of new store openings to accelerate over the coming years. Our existing retail stores have been highly profitable in both metropolitan and rural locations across multiple markets and have achieved an average payback of less than two years. To support the growth of our retail store base, we have hired an experienced Senior Vice President of Omnichannel Customer Experience and Operations. We plan to continue building our organization and investing in software systems and operational infrastructure to support the growth in our retail segment. Based on our experience to date, we believe the combination of our direct and retail channels in an individual geographic market substantially increases the net sales and customer acquisition potential in that market. For example, since opening our retail stores in the Minneapolis-St. Paul metropolitan area, our direct segment net sales in that area have continued to grow. Additionally, we believe our retail stores provide ancillary marketing benefits by giving new and existing customers a destination to experience our brand.

•	Selectively Broadening Assortments in Certain Men’s Product Categories. We believe there is an opportunity to grow our men’s business by selectively broadening our assortment in certain product categories that exhibit high growth potential and resonate with the lifestyle of our core men’s customers, such as outerwear and footwear. Through product introductions that expand seasonality and occasions for wear, we believe we can grow our share of closet with new and existing men’s customers.

•	Growing Our Women’s Business. Since launching in 2005, our women’s business has grown significantly to represent approximately 19% of our net sales in fiscal 2014 and has achieved a 55% CAGR from fiscal 2012 to fiscal 2014. According to IRI, women have lower awareness of our brand but report higher levels of satisfaction with Duluth Trading once they have tried our products. We believe that we have a significant opportunity to continue to grow our women’s business through customer acquisition, and we plan to continue to leverage all of our marketing channels, including national television and digital advertising, our catalogs and retail stores to do so. We expect that our women’s business will continue to represent an increasing portion of our net sales, and accordingly, we are allocating a higher percentage of our total advertising budget to the women’s business. We believe that as our retail footprint expands, our women’s business will continue to grow based on our current customers’ shopping patterns. While the core of our women’s product assortment will continue to consist of solution-based apparel that fits the Modern, Self-Reliant American Lifestyle, we plan to selectively expand our product offering to appeal to a wider range of female customers.

Market Opportunity

We operate in the U.S. apparel, footwear and accessories market, primarily in the everyday casual wear and workwear categories. According to IRI, the total market, including men’s, women’s and children’s apparel, footwear and accessories (such as jewelry, bags and small leather goods), is estimated to be $334 billion in 2015, and:

•	apparel is expected to account for approximately 65% of sales, footwear is expected to account for approximately 19% of sales and accessories is expected to account for approximately 16% of sales;

•	IRI expects total U.S. apparel dollar sales to continue to grow approximately 2% to 4% annually; and

•	everyday casual wear, including underwear, is the largest category, accounting for approximately 38% of the total market.

According to IRI, the U.S. apparel, footwear and accessories market is approximately 58% womenswear, 31% menswear and 11% children’s wear. Within this industry, consumers report allocating approximately 68% of apparel spend to workwear, hobby/outdoor wear, underwear and everyday casual wear. The hobby/outdoor wear market and everyday casual wear markets are forecasted to grow at CAGRs of approximately 5 to 7% and 3 to 5%, respectively, over the next three years.

We believe that we are well-positioned to capture an increasing share of this attractive market by continuing to execute on our growth strategies of building customer awareness, accelerating our retail store expansion, selectively broadening our assortment in certain men’s product categories and growing our women’s business. We believe the number of consumers with the Modern, Self-Reliant American Lifestyle will continue to increase, driving an increase in spend for everyday casual wear and workwear and the demand for our innovative, durable and functional products.

Our Sales Channels

We sell our products exclusively through our direct and retail channels, giving us complete control of our brand presentation as well as direct interaction with the consumer. Our omnichannel business strategy allows our sales channels to work in synergy to seamlessly deliver a consistent brand experience, including consistent marketing, pricing and product presentation.

Direct Segment

Our direct channel, which comprised 90% of our fiscal 2014 net sales, reaches customers nationwide through our website and catalogs.

•	e-Commerce. Our website, www.duluthtrading.com, serves as a storefront for our product assortment and provides an interactive, user-friendly, content-rich customer experience. In fiscal 2014, our website accounted for approximately 78% of our direct segment net sales that were transacted online. Our website’s homepage and category content, including pricing, seasonal promotions and products, are updated frequently in order to keep them current and seasonally appropriate, which coincides with updates to our catalogs and retail store displays. Our entire product offering is available on our website with certain new products offered exclusively online during their initial introduction, as well as out-of-season but in-stock products. Our website features humorous product videos and customer testimonials that educate our customers on the features and benefits of our products, which we believe enhances our visitors’ shopping experience. We believe our e-commerce customer experience has been successful in converting website visitors into customers.

Our e-commerce platform is highly scalable and has exhibited strong growth with e-commerce net sales increasing at a CAGR of 47% from fiscal 2012 to fiscal 2014. We offer our new and existing customers the ability to shop across multiple platforms and devices, including mobile devices, tablets and desktop computers. During fiscal 2014, we sold merchandise to customers through our website in all 50 states and had 26.8 million website visits, an increase of approximately 52% from calendar 2013.

•	Catalog. Our catalog business is an important part of our heritage and a key differentiator in our market. Our catalogs serve as a tangible vehicle for our authentic and humorous storytelling and drive customers to visit our website and retail stores. In fiscal 2014, our catalogs accounted for approximately 22% of our direct segment net sales that were transacted via our call center, and sales through this channel continue to grow year over year. During fiscal 2014, we published 35 catalog issues and distributed over 43 million copies, approximately 19 million of which were mailed to prospective customers. Our catalogs reflect our tailored approach to marketing and include particular expressions of our brand that resonate with our target customers. For example, we produce separate catalogs for our men’s and women’s product offerings, showcasing illustrations in our men’s catalogs and featuring women of “grit and substance” in our women’s catalogs. In addition to generating a significant portion of our direct net sales, we believe our catalogs are clever, informative and eye catching and are a vital part of building the Duluth Trading brand.

Retail Segment

In 2010, we opened our first retail store and have since expanded our retail presence, operating seven retail stores and two outlet stores as of November 2015. In fiscal 2014, our retail stores produced $23.0 million in total revenue, representing 10% of our net sales. Our existing stores have been highly profitable in both metropolitan and rural locations. Our stores range in size from approximately 6,000 to 11,000 selling square feet and are designed to bring our brand to life by creating a unique and entertaining experience, including engaging sales associates, a compelling and complete product assortment, custom made fixtures to fit our brand, free wireless Internet and complimentary coffee and water. We also showcase unique attractions at each retail store that celebrate the heritage of the local area, such as the tool museum in our Mt. Horeb, Wisconsin store and the “Exploded Tractor” exhibit in our Ankeny, Iowa store. We believe these local community elements help promote customer loyalty and drive repeat purchases.

Our retail stores allow us to reach customers that prefer to shop in a brick and mortar setting and give new and existing customers the opportunity to touch and feel our products in person before making a purchase decision. Our retail stores also provide ancillary marketing benefits, such as brand visibility in high traffic areas. We provide additional conveniences to customers at our stores, as they can order our products online and have them shipped for free to our store for pick up. Customers can also return products purchased online at our retail stores and can buy certain Duluth Trading-branded products not available in the store at the registers or in-store kiosks and have them shipped directly to their homes.

Retail Store Expansion Opportunities and Site Location

We believe we have a compelling retail model that supports our ability to grow our store footprint in both new and existing markets across the United States with the potential to simultaneously enhance our direct segment sales in those markets and overall sales potential of the area. Unlike traditional brick and mortar retailers, we are able to leverage the wealth of customer data from our direct segment to identify potential markets for new stores that feature high concentrations of existing Duluth Trading customers and potential customers that fit our brand demographics. We have identified potential markets for approximately 100 new U.S. store locations and anticipate opening three to five retail stores in new markets during fiscal 2016. We expect the rate of new store openings to accelerate over the coming years.

We select the potential markets for our new stores based on existing customer data from our direct segment and select our store locations based on customer input, access to the freeway, visibility, store accessibility and parking. Our current retail store information also informs our future merchandising decisions. We intend the range in selling square footage, as determined by market size of each of our new stores, to be approximately 7,000 to 12,000 selling square feet. To support this planned growth, we have hired an experienced Senior Vice President of Omnichannel Customer Experience and Operations. We plan to continue building our organization and investing in software systems and operational infrastructure to support the growth in our retail segment.

Our Products

We offer a comprehensive line of innovative, durable and functional casual wear, workwear and accessories for both men and women. Our product assortment includes shirts, pants, underwear, outerwear, footwear, accessories and hard goods. Approximately 88% of our fiscal 2014 net sales consisted of products sold under our Duluth Trading brand name. Our products feature proprietary designs and distinct names, such as our Longtail T® shirts, Buck Naked™ underwear and Fire Hose® work pants. In fiscal 2014, our men’s business accounted for approximately 81% of our net sales, and our women’s business accounted for approximately 19% of our net sales.

We offer a stable product assortment, which appeals to our customers for their everyday and on-the-job use. The majority of our products represent enduring styles that go beyond short-lived fashion trends. We believe many of our customers purchases are driven by our thoughtful design and high quality craftsmanship, and our best-selling styles tend to be items that carry over year to year with only minor updates. Accordingly, the majority of our product assortment is not subject to typical inventory markdowns and is generally sold at full price across all channels.

We believe the authenticity of our products is driven by a number of factors, including our solution-based design process, use of technical materials, sophisticated manufacturing methods and innovative product features. Our products are sold at competitive prices and are designed to offer superior performance with added features such as underarm panels for more freedom of movement, triple-stitched seams for durability and mid-leg utility pockets for functionality. We also collaborate with our suppliers to develop advanced fabrics that we sell under our trademarks. For example, we incorporate our Duluthflex® Fire Hose® cotton canvas into products to provide strength and abrasion resistance with stretch for freedom of movement.

Product Development

We are focused on developing apparel and gear that builds upon the Duluth Trading brand’s product heritage of “there’s gotta be a better way,” resulting in distinctive products with enhanced features. We primarily use an innovative feedback-based design process through which we actively seek the input of our customers, including a group of more than 100 products testers with expertise in the trades industry. These trades panel members have become an integral part of our product development process, as they test and evaluate select products in intense conditions, providing real-time feedback on performance and functionality. Members of our product development team also regularly read online customer product reviews, attend tradeshows and collaborate with our vendors, which facilitates new product innovation. Our product development team incorporates all of this input to develop new product solutions and features, ensure consistent fit, style and color and design functional and durable fabrics.

We have a long history of product innovation. We have introduced a number of solution-based products, some of which are highlighted in the chart below:

Product	Year Introduced	Problem	Solution
Longtail T® shirt	2002	The infamous, much-feared Plumber’s Butt	“Un-plumbering the plumber’s butt” with an additional three inches of shirt body length

Fire Hose® pants	2003	Short-lived work pants	Tougher, double-weave fabric that out-toughs and outlasts the rest

Ballroom® jeans	2009	Constricting jeans	A hidden Crouch Gusset® that lets you “crouch without the ouch”

Buck Naked™ underwear	2010	Soggy and restrictive underwear	Fast-drying, odor-fighting underwear—“no pinch, no stink, no sweat”

Duluthflex® clothing	2012	Heavy and restrictive work clothing	30% lighter and more flex with added storage space

Armachillo® shirts	2013	Workwear too hot and heavy for summer	Texas-tested cooling with Made in the Jade™ fabric

Dry on the Fly® pants	2014	Soggy, constraining pants that slow you down	Performance nylon that wicks sweat and goes from wet to dry “in the blink of an eye”

Armachillo® underwear	2015	Steamy boxer briefs	Cooling performance underwear for the hottest days

Marketing

Our marketing strategy is designed to build brand awareness, acquire new customers, enhance customer loyalty and drive sales transactions. We are nationally known for our creative, irreverent and quirky advertising that features our Giant Angry Beaver, Buck Naked Guy and Grab-Happy Grizzly characters to showcase our brand philosophy, humor and innovation. We also feature testimonials in our marketing campaigns, which put our products in context, tying them to the individuals who represent our core customer, who leads hands-on lifestyle, values a job well-done and is often outdoors for work and hobbies. We believe our customers identify with the inspiring stories of real men and women, recognize our products’ versatility and appreciate the extreme and demanding conditions our products can withstand.

We pursue our marketing strategy through multiple forms of media, which gives our products an identity and enhances our brand:

•	Television. We advertise on cable and broadcast television networks to build brand awareness for both men’s and women’s products and to reach a large, national audience. These advertisements feature our animated characters and are intended to be humorous, irreverent and quirky in order to grab the viewer’s attention, while highlighting the particularly innovative, solution-based features of our core products and the Duluth Trading name.

•	Catalogs. Our catalogs are an important part of our heritage and represent a tangible vehicle for our authentic and humorous storytelling. In fiscal 2014, we published 35 issues and distributed over 43 million catalogs, approximately 19 million of which were mailed to prospective customers. Our catalogs support both sales channels, and we believe serve as an important customer acquisition tool by driving visits to our website and retail stores.

•	Digital and Email Marketing. We employ a variety of digital and online advertising strategies. These efforts include display advertising, digital video advertising, search engine marketing and optimization and targeted email, which we send to customers to introduce new products and offer promotions on select merchandise.

•	Social Media. We have an engaged social media community, which allows us to personally connect with our customers online, and we believe further raises brand awareness. We maintain a social media presence on Facebook, Pinterest, YouTube and Twitter. We also maintain a corporate blog: the “Whatchamablog.”

•	Radio, Collateral Print and Outdoor Marketing. We use traditional radio and collateral print advertising, such as newspaper inserts and postcards, and billboards in the areas surrounding our retail stores to build brand awareness, drive traffic to our website and stores, highlight certain promotions and events and support new store openings.

•	Event Sponsorship. We sponsor both national and local events, including the STIHL TIMBERSPORTS Series, a competition of the world’s top lumberjack athletes, which is one of our most prominent sponsorships with a national airing on the ABC television network, and the John Beargrease Sled Dog Marathon, the longest sled dog race in the lower 48 states.

Customer Service

We are committed to providing outstanding customer service and believe in treating our customers like next-door neighbors. For our direct sales, approximately 95% of all customer orders are shipped within 24 hours. Our retail stores are stocked with a comprehensive assortment of our products and staffed with knowledgeable and well trained sales associates. We stand behind all purchases with our unconditional “No Bull Guarantee.” Our call center is open 24 hours a day, seven days a week and is staffed with friendly, knowledgeable representatives dedicated to making every customer experience positive.

Manufacturing

We do not own or operate any manufacturing facilities. Instead, we arrange with third-party vendors for the manufacturing of our merchandise. We have built strong, long-term relationships with our vendors, and had an average relationship length of ten years with our top six suppliers in calendar 2014 that supplied approximately 86% of our total purchases. In calendar 2014, 57% of our purchases came from our largest supplier, an agent partner in Hong Kong who manages multiple factories across Asia, including Cambodia, China, Indonesia and Vietnam. Approximately 18% of our purchases in calendar 2014 came from our second largest supplier, which is based in Thailand. We believe sourcing inventory through this agent allows us to leverage the agent’s purchasing power with multiple factories, as well as transportation and logistics capabilities, allowing our internal team to focus on our core competencies of product development, storytelling and serving customers, rather than factory, mill management or logistics.

Our sourcing strategy focuses on identifying and employing vendors that provide quality materials and fine craftsmanship that our customers expect of our brand. To ensure that our high standards of quality and timely delivery of merchandise are met, we work closely with our third-party agent partners. All of our products are produced according to our specifications, and we require all of our manufacturers to adhere to strict regulatory compliance and standards of conduct. We seek to ensure the consistent quality by employing Duluth Trading-certified factory auditors to selectively examine pre-production samples, conduct periodic site visits to certain of our vendors’ production facilities and inspect inbound shipments at our distribution centers.

Distribution Centers

Our distribution centers are currently located across the United States in order to minimize transit times to our customers. We own and operate a distribution center in Belleville, Wisconsin, which is approximately 115,000 square feet of production and warehouse space. Our Belleville distribution center processes all online and in-store returns, stocks and replenishes products in our retail stores and handles our direct segment distribution needs for the Midwest. In 2014, we opened our first third-party logistics center in Sparks, Nevada for our distribution needs for western states. In September 2015, we opened another third-party logistics center in

Hebron, Kentucky for our distribution needs on the east coast and in the south. Orders are generally assigned to the distribution center closest to the customer’s ship-to location. We believe our current distribution network will allow us to substantially improve delivery times to key customer concentrations in the Eastern and Western United States and is well-positioned to provide sufficient capacity to support our planned continued growth for the foreseeable future.

Information Technology

We use technology to provide customer service, business process support and business intelligence across our sales channels. We continually aim to have more efficient supply chain and distribution systems operations. Our Distributed Order Management systems provide us with omnichannel capabilities that have a global view of available-to-promise inventory management and also process direct orders from our retail stores. Our Belleville distribution center implemented a new warehouse management system in July 2015. Our Product Lifecycle Management System, which launched in June 2015, systematically coordinates efforts across our product development teams, allowing these teams to dedicate their time to building and executing solution-based product introductions. Our Vendor Portal is a web-based system that allows us to interface with key partners. We intend to make key technology investments of approximately $4 million to $6 million over the next 18 to 24 months in a new order management system, asset management system, assortment planning system and e-commerce platform that we believe are needed to support the future growth in our direct and retail segments.

Competition

We operate primarily in the apparel, footwear and accessories industry, which is highly competitive. We compete with a diverse group of direct-to-consumer companies and retailers, including men’s and women’s specialty apparel chains, department stores, outdoor specialty stores, apparel catalog businesses and online apparel businesses. We compete principally on the basis of brand recognition, innovation, product quality, customer service and price. According to IRI, our brand compares favorably to our competitors in the following categories: comfort, useful features, product fit, quality, durability and materials used. We believe this outperformance is a result of our solution-based product development and our high level of focus on maintaining the Duluth Trading brand. To stay ahead of our competition, we continue to develop innovative solution-based products for which we create unique selling propositions that incorporate humor and storytelling.

Intellectual Property

Our trademarks are important to our marketing efforts. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or exist under common law in the United States and other jurisdictions. The “Duluth Trading Co” trade name and trademark is used both in the United States and internationally, and is material to our business. Trademarks that are important in identifying and distinguishing our products and services are Alaskan Hardgear®, Armachillo®, Ballroom®, Bucket Master®, Cab Commander®, Crouch Gusset®, Dry on the Fly®, Duluth Trading Company®, Duluthflex®, Fire Hose®, Longtail T®, No Polo Shirt® and Wild Boar Mocs®. Our rights to some of these trademarks may be limited to select markets. We also own domain names, including “duluthtrading.com.”

Properties

The following table sets forth the location, primary use and size of our leased and owned facilities as of November 3, 2015.

Location	Primary Use	Approximate Gross Square Footage	Lease/Owned
Belleville, Wisconsin	Corporate headquarters and distribution center	145,000	Owned
Mt. Horeb, Wisconsin	Innovation center	24,000	Leased
Mt. Horeb, Wisconsin	Flagship store	8,000	Leased
Port Washington, Wisconsin	Store	9,000	Leased
Duluth, Minnesota	Store	10,000	Leased
Bloomington, Minnesota	Store	13,000	Leased
Fridley, Minnesota	Store	15,000	Leased
Ankeny, Iowa	Store	12,000	Leased
Sioux Falls, South Dakota	Store	9,000	Leased
Downers Grove, Illinois	Store(1)	14,000	Leased
Hoffman Estates, Illinois	Store(1)	14,000	Leased
Belleville, Wisconsin	Outlet store and call center	16,000	Owned
Oshkosh, Wisconsin	Outlet store and regional call center	9,000	Leased

(1) Leased to open new store.

The leases on our innovation center and retail stores expire at various times, subject to renewal options. We consider these properties to be in good condition and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

Employees

As of November 1, 2015, we employed approximately 282 full-time and 1,034 part-time and flexible part-time employees, 295 of which were employed at our retail stores. The number of employees, particularly part-time employees, fluctuates depending upon seasonal needs. Our employees are not represented by a labor union and are not party to a collective bargaining agreement. We consider our relations with our employees to be good.

Seasonality

Our business experiences seasonal fluctuations, reflecting increased sales during the holiday shopping season. Our net sales and net income are generally highest in the fourth fiscal quarter, which includes the holiday sales period.

Regulation and Legislation

We are subject to labor and employment laws, truth-in-advertising laws, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

MANAGEMENT

Executive Officers and Directors

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of November 1, 2015.

Name	Age	Position
Stephen L. Schlecht	68	Executive Chairman of the Board and Founder
Stephanie L. Pugliese	45	President, Chief Executive Officer and Director
Mark M. DeOrio	61	Senior Vice President and Chief Financial Officer
Allen L. Dittrich	60	Senior Vice President of Omnichannel Customer Experience and Operations
E. David Coolidge III	72	Director
Francesca M. Edwardson	58	Director
William E. Ferry	74	Director
David C. Finch	49	Director
Thomas G. Folliard	71	Director
C. Roger Lewis	72	Director
Brenda I. Morris	50	Director

Stephen L. Schlecht. Mr. Schlecht is the founder of our Company and has served as Executive Chairman of the Board since February 2012. Mr. Schlecht has served on our board of directors since our founding in 1986. Mr. Schlecht previously served as our Chief Executive Officer from February 2003 to February 2015, as President from February 2003 to February 2012 and as President and Chief Executive Officer of GEMPLER’S, Inc., which he founded in 1986 until February 2003. Mr. Schlecht holds a B.S.B.A. degree and an M.B.A. from Northwestern University. We selected Mr. Schlecht to serve on our board of directors because he is the founder of our Company, has over 45 years of experience in the direct marketing and retail industries and has extensive leadership experience and strategic vision.

Stephanie L. Pugliese. Ms. Pugliese has served as President of the Company since February 2012 and as Chief Executive Officer since February 2015. Ms. Pugliese has previously served as our Chief Operating Officer from February 2014 to February 2015, as our Senior Vice President and Chief Merchandising Officer from July 2010 to February 2012, and as our Vice President of Product Development from November 2008 to July 2010. Ms. Pugliese previously served as a senior executive in several positions with Lands’ End, Inc. from November 2005 to October 2008, including General Merchandising Manager of Women’s Apparel, Men’s Apparel, and the Home Division. She also previously held the position of Vice President of Merchandising at Ann Inc. from March 2000 to May 2003. Ms. Pugliese holds a B.A. degree in marketing from New York University Stern School of Business. Ms. Pugliese has also served on our board of directors since September 2015. We selected Ms. Pugliese to serve on our board of directors because she is a seasoned executive with over 24 years of experience in the retail apparel industry.

Mark M. DeOrio. Mr. DeOrio has been our Chief Financial Officer since August 2010. Mr. DeOrio has previously served as our Senior Vice President of Operations from August 2010 to January 2015. Mr. DeOrio previously held the positions of Chief Financial Officer and Vice President of Operations at eBags, Inc. from November 2004 to December 2009 and Vice President and Chief Financial Officer of Case Logic, Inc. from September 1996 to March 2004. Mr. DeOrio has held multiple senior financial positions during his 39 year career in the consumer products industry, including nine years with KPMG and four years at Huffy Bicycle Company as a divisional head of finance. Mr. DeOrio holds a B.B.A. degree in accounting from the University of Notre Dame, Mendoza School of Business and is a CPA (inactive).

Allen L. Dittrich. Mr. Dittrich has served as our Senior Vice President of Omnichannel Customer Experience and Operations since February 2015. He has previously served as Senior Vice President of Retail at Allen-Edmonds Shoe Corporation from November 2009 until February 2015 and Chief Executive Officer of Retail Associates Ltd. from February 2006 to October 2008. Mr. Dittrich has also previously served as Executive

Vice President and Chief Operating Officer of Gander Mountain from 2003 to August 2005 and Chief Merchandising and Marketing Officer from April 1998 to 2003. Prior thereto, Mr. Dittrich served as a senior executive in several positions with the Department Store Division at Dayton Hudson where he was employed from 1977 to 1998, including Senior Vice President General Merchandising Manager Home and Cosmetics and Senior Vice President General Merchandising Manager of Men’s and Children’s. Mr. Dittrich also served on our advisory board for fiscal 2014. Mr. Dittrich holds a B.A. degree in Business Administration and Marketing from Winona State University. Mr. Dittrich has held multiple senior executive roles and has over 38 years of experience in the direct marketing and retail industries.

E. David Coolidge III. Mr. Coolidge was appointed to our board of directors in September 2015 and had served on our advisory board since 2001. He is the Vice Chairman of William Blair & Company, L.L.C., a private investment banking and money management firm. In addition to serving as that firm’s Chief Executive Officer from 1995 to 2004, he has dedicated his 44-year career to financing and advising high growth companies. Mr. Coolidge holds a B.A. degree from Williams College and an M.B.A. from Harvard Graduate School of Business. We selected Mr. Coolidge to serve on our board of directors given his significant business and leadership experience.

Francesca M. Edwardson. Ms. Edwardson was appointed to our board of directors in September 2015 and has served on our advisory board since July 2015. She has been the Chief Executive Officer of the American Red Cross of Chicago and Northern Illinois, a business unit of the American Red Cross, since 2005. She previously served as Senior Vice President and General Counsel for UAL Corporation, a predecessor company to United Continental Holdings, Inc. She has also been a partner in the law firm of Mayer Brown and the Executive Director of the Illinois Securities Department. Ms. Edwardson has served on the board of directors of J.B. Hunt Transport Services, Inc. since 2011, on the Boards of Trustees for Rush University Medical Center since 2012 and the Lincoln Park Zoo since 2000. Ms. Edwardson holds a B.A. degree in economics and a juris doctor from Loyola University. We selected Ms. Edwardson to serve on our board of directors given her extensive experience as an attorney and membership on the compensation committee of a public company board, which provides her with the ability to share valuable insights into public company reporting, corporate finance, transactional knowledge and operations.

William E. Ferry. Mr. Ferry was appointed to our board of directors in September 2015 and had served on our advisory board since 1992. Mr. Ferry previously served as Vice Chairman at Lands’ End from 1996 to 2000 and as President and Chief Executive Officer of Eastern Mountain Sports from 1986 through 1996. Mr. Ferry served as a Trustee of Franklin and Marshall College from 1990 to 1996 and serves as President and Chairman of the Board of Riverview School in Hyannis, Massachusetts. He is an external director of Youngone Holdings Co., Ltd., a manufacturer and seller of outdoor sportswear, backpacks and handbags in South Korea. He has also served on the board of directors of Woolrich, Inc., an outdoor clothing company, from 2000 to 2008 and Marmot Mountain LLC, an outdoor clothing company, from 2000 to 2010. Mr. Ferry holds a B.A. degree in economics from Franklin and Marshall College and master’s degree in retail from New York University Stern School of Business. We selected Mr. Ferry to serve on our board of directors because of his extensive board and business experience in the retail and direct-to-consumer industries.

David C. Finch. Mr. Finch was appointed to our board of directors in September 2015 and had served on our advisory board since 2007. Mr. Finch has been the President of Finch Grocery Company, LLC, a private firm for capital investments, board membership and related business activities in the food and consumer products industries, since 2006. Mr. Finch has previously served as the Chief Executive Officer of Rupari Food Services, LLC, a meat products manufacturer, from August 2013 to August 2014 and as Chief Executive Officer of Ryt-Way Industries, LLC, a dry food contract packager in North America, from August 2008 to May 2013. Mr. Finch has served on the board of directors of JonnyPops, LLC, a frozen popsicle business, since March 2015. He previously served on the board of directors of: J&B Group, a food manufacturing and distribution company, from 2008 to 2010; Quality Ingredients Corporation, a spray drying company, from 2002 to 2013; and Foundation for Strategic Sourcing, a non-profit organization that established a forum for CPG marketers, external manufacturers and secondary packagers. Mr. Finch holds a B.S. degree in economics from Northwestern University and an M.B.A. from the Kellogg School of Northwestern University. We selected Mr. Finch to serve on our board of directors given his significant business and board experience.

Thomas G. Folliard, CPA. Mr. Folliard was appointed to our board of directors in September 2015 and had served on our advisory board since 1996. Mr. Folliard has been the president of Corporate Development Resources, Inc. since 1995. He was previously the former Managing Director and President of Baird Capital Partners, a private equity fund of R.W. Baird & Co. Incorporated. He has also been an advisory board member since 2003 and audit committee chairman since 2007 of Charter Manufacturing Company, Inc. Mr. Folliard holds a B.S. degree in economics from the Wharton School of Business of the University of Pennsylvania and an M.B.A. degree from the University of Chicago. Mr. Folliard is also a CPA licensed in the state of Wisconsin. We selected Mr. Folliard to serve on our board of directors given his significant business, management and corporate governance experience.

C. Roger Lewis. Mr. Lewis was appointed to our board of directors in September 2015 and had served on our advisory board since 2007. Mr. Lewis was the Founder and former Chairman of Hoffman/Lewis, an advertising agency in San Francisco, from 1985 to 2004. Mr. Lewis also previously held the positions of Senior Vice President at Worldwide Marketing ComputerLand, Senior Vice President and Deputy General Manager of J. Walter Thompson from 1978 to 1980 and Category Manager at General Food Corporation from 1970 to 1978. He was previously an adjunct business professor at the University of California-Berkeley from 1989 to 2003. Mr. Lewis is a board member of OBP Products, a private medical device company, and the Chairman of the Board of Friends of Boca Grande Community Center, a non-profit organization. Mr. Lewis holds a B.A. degree from Yale University and an M.B.A. from the University of Virginia. We selected Mr. Lewis to serve on our board of directors due to his in-depth business and operating experience and experience in academia.

Brenda I. Morris. Ms. Morris was appointed to our board of directors in September 2015. Ms. Morris joined Hot Topic, Inc., a specialty retailer, as Senior Vice President, Finance in April 2015 and previously worked as an independent consultant from August 2014 to April 2015. Ms. Morris previously served as Chief Financial Officer for 5.11 Tactical, a tactical gear and apparel wholesaler and retailer, from 2013 to August 2014, as Chief Financial Officer for Love Culture, a young women’s fashion retailer, from 2011 to 2013, as Chief Financial Officer for Icicle Seafoods, a premium seafood processor and distributor, from 2009 to 2011. Ms. Morris was also Chief Operating Officer and Chief Financial Officer of iFloor.com from 2007 to 2009, Chief Financial Officer at Zumiez Inc. from 2003 to 2007, Director of Finance and then Vice President/Chief Financial Officer at K2 Corporation from 1999 to 2003. Ms. Morris is also a board member of Boot Barn Holdings, Inc. and has served on the Pacific Lutheran University Board of Regents since 2011. Ms. Morris has served on several non-profit boards in various capacities, including Treasurer, and on an audit committee and a compensation committee. Ms. Morris is a CPA (inactive), Certified Management Accountant (inactive) and Certified Global Management Accountant. Ms. Morris holds a bachelor’s degree in business administration with a concentration in accounting from Pacific Lutheran University and an M.B.A. from Seattle University. We selected Ms. Morris to serve on our board of directors because she has over 30 years of experience in finance, accounting and operations roles, with over 20 years in the consumer products, retail and wholesale sectors.

Composition of our Board of Directors

Our amended and restated bylaws provide that the size of our board of directors will be determined from time to time by a majority of the then authorized number of directors, but in no case may be less than one director. The board of directors currently consists of nine directors, seven of whom qualify as independent directors under the rules and regulations of the SEC and the NASDAQ Listing Rules. Independence information relating to certain committees of the board of directors is provided below.

Independence of our Board of Directors and Board Committees

Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC and the transactions referenced under “Certain Relationships and Related Party Transactions.” Applying these standards, our board of directors determined that none of the directors who will serve immediately following the completion of this offering, other than Mr. Schlecht and Ms. Pugliese, have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of those directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Mr. Schlecht and Ms. Pugliese are not considered independent because they are, or within the prior three years have been, officers of the Company. Subject to certain permitted phase-in exceptions described below, our board of directors also determined that each director who will serve as a member of the audit committee following completion of this offering satisfies the independence standards for such committee established by the SEC and the NASDAQ Listing Rules, as applicable.

Board Leadership Structure and the Role of the Board in Risk Oversight

Board Leadership Structure. The board has not adopted a formal policy regarding the separation of the roles of chairman of the board and chief executive officer because the board believes that it is in our best interests to make that determination from time to time based on the position and direction of our organization and the composition of our board. As of the date of this prospectus, the positions of the chairman of the board and the chief executive officer are separated and the individuals serving in those positions remain actively involved, on a full-time basis, in our business. We believe this is appropriate because the board includes a number of seasoned independent directors. In concluding that having Mr. Schlecht serve as Executive Chairman and Ms. Pugliese serve as Chief Executive Officer represents the appropriate structure for us at this time, our board considered the benefits of having the Executive Chairman serve as a bridge between management and our board, ensuring that both groups act with a common purpose. Our board also considered Mr. Schlecht’s knowledge regarding our operations and the industry in which we compete and his ability to promote communication, to synchronize activities between our board and our senior management and to provide consistent leadership to both the board and the Company in coordinating our strategic objectives.

Although our amended and restated bylaws do not require the Company to separate the chairman of the board and chief executive officer positions, our board of directors believes it is appropriate for these roles to be separate. Our board also recognizes that depending on the circumstances, other leadership models, such as combining the roles of chairman of the board and chief executive officer, may be appropriate. Accordingly, our board may periodically review its leadership structure.

Role of the Board in Risk Oversight. The board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted in part through committees of the board of directors, but the full board of directors has retained responsibility for general oversight of risks. The board of directors intends to satisfy this responsibility through full reports by each committee regarding its considerations and actions, regular reports directly from officers responsible for oversight of particular risks within the Company as well as through internal and external audits.

Controlled Company

Because Mr. Schlecht controls a majority of our outstanding voting power, we are a “controlled company” under the corporate governance rules of NASDAQ. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have an independent nominating function and to have the full board of directors be directly responsible for nominating members of our board. Furthermore, while our board of directors has determined to have a compensation committee, Mr. Schlecht will serve as a member of that committee.

Committees of the Board

Our board of directors has established an audit committee and a compensation committee. The composition and responsibilities of each committee are described below. Members serve, and will serve, on committees until their resignation or until otherwise determined by our board. Each of these committees has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on the investor relations section of our website upon the completion of this offering.

Audit Committee. Our Audit Committee is comprised of Messrs. Folliard, Ferry and Lewis. Messrs. Folliard and Ferry satisfy the heightened audit committee independence requirements under the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act. Mr. Lewis is not likely to be deemed independent in connection with his service on the Audit Committee under Rule 10A-3 because he receives compensation for consulting services from us. We are permitted to phase-in our compliance with the independent audit committee member requirements set forth in the NASDAQ Listing Rules and relevant SEC rules as follows: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. Accordingly, we expect that the audit committee will, subject to the phase-in provisions, comply with the applicable independence requirements. We have determined that the fact that our Audit Committee is not entirely made of independent directors does not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the SEC and NASDAQ.

Mr. Folliard is the chairman of our Audit Committee and has been designated as our audit committee financial expert, as that term is defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act, and possesses the requisite financial sophistication, as defined under the applicable rules and regulations of NASDAQ. The Audit Committee operates under a written charter. Under its charter, our Audit Committee will be responsible for, among other things:

•	overseeing accounting and financial reporting process;

•	selecting, retaining and replacing independent auditors and evaluating their qualifications, independence and performance;

•	reviewing and approving scope of the annual audit and audit fees;

•	monitoring rotation of partners of independent auditors on engagement team as required by law;

•	discussing with management and independent auditors the results of annual audit and review of quarterly financial statements;

•	reviewing adequacy and effectiveness of internal control policies and procedures;

•	approving retention of independent auditors to perform any proposed permissible non-audit services;

•	overseeing internal audit functions and annually reviewing audit committee charter and committee performance;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating the performance of the Audit Committee, including compliance with its charter.

Compensation Committee. The members of the Compensation Committee are Ms. Edwardson, Mr. Schlecht and Ms. Morris. Ms. Edwardson serves as chair of the Compensation Committee. Ms. Edwardson and Ms. Morris are non-employee directors within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and outside directors as defined by Section 162(m) of the Code, and both are independent directors as defined by the NASDAQ Listing Rules.

Under its charter, our Compensation Committee will be responsible for, among other things:

•	retaining or obtaining the advice of a compensation consultant, legal counsel or other adviser, including ones that are not independent;

•	determining cash compensation and cash compensation plans, including incentive compensation, amounts and terms of stock option or other equity awards, and terms of any agreements concerning employment, compensation or employment termination matters;

•	reviewing and approving corporate goals and objectives relevant to compensation of our Executive Chairman and Chief Executive Officer and other executive officers and evaluating their performance in light of those goals and objectives;

•	monitoring the application of retirement and other fringe benefit plans for the Executive Chairman, Chief Executive Officer and other executive officers, periodically reviewing succession plans for the Executive Chairman, Chief Executive Officer and other executive officers and acting on behalf of the board of directors with respect to welfare plans and employee retirement;

•	administering the issuance of stock options and other awards under our 2015 Equity Incentive Plan and any other equity incentive plans;

•	reviewing succession plans for our key executive officers;

•	establishing, administering and certifying attainment of performance goals in order to comply with Section 162(m) of the Code as the committee deems appropriate;

•	periodically reporting to the board of directors regarding the committee’s activities; and

•	reviewing and evaluating the performance of the compensation committee, including compliance with its charter.

In the event that one or more of the members of the compensation committee are not outside directors, as defined under the Code, we may create a compensation subcommittee, which will be responsible for approving performance-based compensation, if any, as permitted by the committee’s charter.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors including those officers responsible for financial reporting. Upon completion of this offering, we will post the Code of Business Conduct and Ethics on the investor relations section of our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website or in filings under the Exchange Act.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

This section provides compensation information about the following individuals:

•	Stephen L. Schlecht, our Executive Chairman

•	Stephanie L. Pugliese, our President and Chief Executive Officer

•	Mark M. DeOrio, our Chief Financial Officer and Senior Vice President

In the discussion below, we referred to this group of executives as the “named executive officers,” which consists of the executive officers for whom disclosure is required under the applicable rules of the SEC. The remainder of this section provides a general summary of our compensation policies and practices and discusses the aggregate compensation we paid to our named executive officers in fiscal 2014.

This discussion may contain forward-looking statements that are based on our current plans, considerations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation awarded to or earned by our named executive officers for service during the last completed fiscal year:

Name and Principal Positions	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)		Total ($)
Stephen L. Schlecht(5)	2014	291,531	118,000	—	158,094	1,481		569,106
Executive Chairman

Stephanie L. Pugliese(6)	2014	298,067	105,500	317,724	164,119	319,899	(7)	1,205,309
President and Chief Executive Officer

Mark M. DeOrio	2014	242,877	47,500	—	105,572	2,175		398,124
Chief Financial Officer

(1) Amounts reflect discretionary bonus paid in fiscal 2015 in connection with 2014 performance.

(2) The amounts in this column represent the full grant date fair values of restricted stock awards granted in fiscal 2014 as computed in accordance with FASB ASC Topic 718 for the applicable fiscal year, disregarding the estimate of forfeitures for service-based vesting conditions. The assumptions used to determine these values are described in Note L to our Consolidated Financial Statements.

(3) Amounts reflect cash bonus award paid to Mr. Schlecht, Ms. Pugliese and Mr. DeOrio in fiscal 2015 under the bonus plan for performance in 2014.

(4) The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms, and operation.

(5) Mr. Schlecht served as Chief Executive Officer until February 2, 2015, when he transitioned to Executive Chairman.

(6) Ms. Pugliese served as President and Chief Operating Officer until February 2, 2015, when she was elected President and Chief Executive Officer.

(7) Includes the payment of additional compensation of $317,724, paid to Ms. Pugliese to cover tax liabilities resulting from her Section 83(b) election in accordance with her Restricted Stock Agreement dated April 1, 2014.

Employment Agreements

We have entered into employment agreements with our named executive officers, each of which has similar provisions. The employment agreements provide that the named executive officers will serve in the following positions: Mr. Schlecht as Executive Chairman, Ms. Pugliese as President and Chief Executive Officer and Mr. DeOrio as Senior Vice President and Chief Financial Officer. Under the employment agreements, we agree to pay a base salary (with an annual opportunity to increase) of $300,000 to Mr. Schlecht, $350,000 to Ms. Pugliese and $260,000 to Mr. DeOrio. The named executive officers are also eligible for participation in the Company’s annual incentive bonus plans and grants of equity compensation offered by the Company to its senior executives from time to time. Mr. Schlecht will serve on our board of directors for the duration of his time as Executive Chairman. Thereafter, for so long as Ms. Pugliese remains our President and Chief Executive Officer, she will be nominated to serve as a member of the board of directors.

The named executive officers and/or their family are entitled to participate in all applicable qualified and nonqualified retirement plans, and all applicable welfare benefit plans to the same extent as our other senior executives. Each named executive officer is also entitled to 208 hours of “paid time off” (i.e., sick days, personal days and vacations days) per calendar year (pro-rated for partial years), and was reimbursed for reasonable legal fees of up to $5,000 incurred in connection with negotiating and drafting of the employment agreements. The named executive officers will also be reimbursed for reasonable out-of-pocket expenses incurred in the course of performing their duties for the Company in accordance with the Company’s reimbursement policies for senior executives as in effect from time to time.

Each named executive officer’s employment will be terminated under the following circumstances: (i) immediately upon the named executive officer’s death or determination of “disability;” (ii) immediately for “cause” subject to the Company giving the named executive officer written notice stating the basis of such termination; (iii) upon his or her voluntary termination other than with “good reason,” with 90 days prior notice, or at such other earlier time as may be mutually agreed by the Company and such named executive officer; (iv) immediately by the Company without “cause” upon the Company providing notice to the named executive officer; and (v) his or her termination for “good reason” at which time his or her employment and all the Company’s obligations under the agreement will terminate.

If the named executive officer is terminated due to death or “disability,” he or she will have the right to receive: (a) any unpaid base salary with respect to the period prior to the effective date of termination, (b) payment of any accrued but unused paid time off, (c) all vested benefits to which he or she is entitled under applicable benefit plans, (d) reimbursement of expenses in accordance with the Company’s reimbursement policies (clauses (a)-(d) collectively, the Accrued Obligations), and (e) provided that he or she, or a representative of his or her estate, executes and delivers to us an irrevocable release of all employment-related claims against the Company, a pro-rated annual incentive bonus payment (based on the number of days worked in that fiscal year) for the fiscal year in which termination occurs based on actual performance-based bonus attainments for such fiscal year, payable in a lump sum. If the named executive officer is terminated for “cause” or voluntary terminates his or her employment other than with “good reason,” he or she will have no further rights against us, except for the right to receive Accrued Obligations. If a named executive officer’s employment is terminated without “cause” or he or she resigns with “good reason,” then the named executive officer will have the right to receive the Accrued Obligations and “severance payments,” but only for so long as he or she complies with certain confidentiality, non-competition and non-solicitation restrictions for a specified period of time after employment. “Severance payments” means twelve months base salary continuation for Mr. Schlecht and Ms. Pugliese and nine months base salary continuation for Mr. DeOrio. To the extent it does not result in a tax or penalty on the Company, “severance payments” also means reimbursement for the portion of the premiums paid by each named executive officer to obtain COBRA continuation health coverage that equals the Company’s subsidy for healthy coverage for active employees (including family coverage, if applicable) for twelve months for Mr. Schlecht and Ms. Pugliese and nine months for Mr. DeOrio, following the termination of such named executive officer. Ms. Pugliese’s “severance payments” also includes a “historical bonus payment,” which is equivalent to the average annual incentive compensation earned by Ms. Pugliese during the three most recent fiscal years and payable in a lump sum on or before March 15 of the calendar year following the calendar year of termination. Additionally, the named executive officer’s annual incentive bonus and the treatment of his or her equity awards will be governed by the terms of the applicable plans or grant agreements.

Under the employment agreements, we may compute whether there would be any “excess parachute payments” payable to a named executive officer within the meaning of Section 280G of the Code, payable to the named executive officer under his or her employment agreement or any other plan, agreement or otherwise. If there would be any excess parachute payments, we, based on the advice of our legal or tax counsel, will compute the net after-tax proceeds related to such parachute payments, taking into account the excise tax imposed by Section 4999 of the Code, as if (i) such parachute payments were reduced, but not below zero, such that the total parachute payments payable to the named executive officer would not exceed three times the “base amount” as defined in Section 280G of the Code, less one dollar; or (ii) the full amount of such parachute payments were not reduced. If reducing the amount of such parachute payments otherwise payable would result in a greater after-tax amount to the named executive officer, such reduced amount will be paid to him or her and the remainder will be forfeited. If not reducing such parachute payments otherwise payable would result in a greater after-tax amount to the named executive officer, then such parachute payments will not be reduced.

The named executive officers have agreed to certain confidentiality, non-competition and non-solicitation restrictions during the terms of their employment and for the following periods thereafter: 24 months for confidentiality and two years for non-competition and non-solicitation restrictions.

Bonus Plans

In 2014, we maintained a bonus plan whereby employees at the vice president level and above were eligible to receive a bonus equal to a percentage of eligible wages based on the Company’s achievement of performance objectives established by our board of directors. The target award for 2014 was based on the Company’s achievement of 110% of its budgeted earnings before taxes and bonuses. The target awards established under the plan for Mr. Schlecht and Ms. Pugliese were 50% of their respective eligible wages and for Mr. DeOrio, the target award was 40% of his eligible wages. For 2014, the Company’s earnings before taxes and bonuses exceeded 127% of the budgeted earnings before taxes and bonuses and resulted in a payout under the plan equal to 110.6% of the target awards. For 2014, the Company also granted Mr. Schlecht, Ms. Pugliese and Mr. DeOrio a discretionary bonus in addition to the bonus they earned under the bonus plan.

For 2015, we adopted a chairman and chief executive officer plan whereby the Company’s chairman and chief executive officer are eligible to receive a bonus equal to a percentage of eligible wages based on the Company’s achievement of performance objectives established by our board of directors. The target awards established under the chairman and chief executive offer plan for Mr. Schlecht and Ms. Pugliese are 70% of their respective eligible wages. For 2015, we also adopted a senior vice president bonus plan whereby employees at the senior vice president level are eligible to receive a bonus equal to a percentage of eligible wages based on the Company’s achievement of performance objectives established by our board of directors. The target awards established under the plan for Mr. DeOrio and Mr. Dittrich are 40% of their respective eligible wages. Once again, the performance objective for these plans is earnings before taxes and bonuses.

Annual Incentive Plan

In connection with this offering, we have adopted, subject to shareholder approval, the Annual Incentive Plan of Duluth Holdings Inc., which will become effective February 1, 2016 after approval by our shareholders. The following is a description of the material features and provisions of our Annual Incentive Plan.

Objectives. Our Annual Incentive Plan permits us to establish a correlation between compensation and the financial performance of our company by providing annual cash compensation to participants based on the achievement of specified performance goals.

Administration and Eligibility. The Annual Incentive Plan will be administered by our compensation committee, which may form a subcommittee so that awards granted under the Annual Incentive Plan will be deductible in accordance with Section 162(m) of the Code. The compensation committee will have full power and authority to select the participants to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the Annual Incentive Plan. Participation in the Annual Incentive Plan is limited to our executive officers.

Awards. The Annual Incentive Plan allows incentive awards, which entitle the participant to receive a cash award upon the attainment of specified performance goals for a given fiscal year. The compensation committee may specify one or more performance goals applicable to a participant for a given fiscal year. The compensation committee will establish a threshold, target, and maximum level of achievement for the specified performance goal(s) applicable to a participant’s incentive award that will yield a corresponding threshold, target, or maximum award opportunity payable in cash. Unless otherwise determined by the compensation committee at the time the award opportunities are established, achievement of a performance goal between the various levels of achievement for the specified performance goal(s) will result in a payout that is linearly interpolated between the threshold and target opportunities and between the target and maximum opportunities

Subject to shareholder approval, the performance goals will be any one or more of the following performance criteria (the “Performance Goals”), either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the compensation committee in the award:

(1)	net income;

(2)	revenue;

(3)	earnings per share;

(4)	return on investment;

(5)	return on invested capital;

(6)	return on equity;

(7)	return on assets or net assets;

(8)	shareholder returns (either including or excluding dividends) over a specified period of time;

(9)	financial return ratios;

(10)	cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(11)	amount of expense;

(12)	economic profit;

(13)	gross profit;

(14)	gross profit margin percentage;

(15)	operating profit;

(16)	operating profit margin percentage;

(17)	amount of indebtedness;

(18)	debt ratios;

(19)	earnings before bonus, interest, taxes, depreciation or amortization (or any combination thereof);

(20)	Share value;

(21)	return on capital employed;

(22)	return on average capital employed;

(23)	strategic business criteria, consisting of one or more objectives based on achieving specified revenue, market penetration, or geographic business expansion goals, or cost targets, or goals relating to acquisitions or divestitures, or any combination of the foregoing;

(24)	customer satisfaction;

(25)	productivity ratios;

(26)	new product invention or innovation;

(27)	attainment of research and development milestones; or

(28)	such other subjective or objective performance measures, including individual goals deemed appropriate by the Committee.

The Compensation committee may specify any reasonable definition of the above criteria at the time it sets the goals for an award.

Even if the Performance Goals applicable to a participant have been met, (i) no Incentive Award to such participant with respect to a performance year shall exceed $5,000,000, and (ii) the compensation committee expressly reserves, in its discretion, the right to reduce or eliminate entirely any Incentive Award otherwise determined under the Plan to reflect any extraordinary items or such other factors as it may deem relevant if it determines it is in the best interests of the Company to do so.

Participants. Except as otherwise set forth in a written agreement between us and a participant or as determined by the compensation committee, a participant shall receive no incentive award for a year if the participant’s employment with the Company terminates prior to the last day of the fiscal year for which an award is applicable for any reason. A participant shall not forfeit an incentive award if the participant’s employment terminates after the end of the applicable fiscal year, but prior to the distribution of the incentive award for such year.

Retirement Benefits

401(k) Plan. The company currently sponsors the Duluth Holdings Inc. 401(k) Profit Sharing Plan, or the 401(k) Plan. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401 of the Code so that contributions to the 401(k) Plan and income earned on such contributions are not taxable to participants until withdrawn or distributed from the 401(k) Plan. With certain exceptions, all employees who have attained age 21 are eligible to make elective deferrals to the 401(k) Plan as of the beginning of the calendar quarter following 6 months of service and are eligible to receive matching contributions and/or profit-sharing contributions after their completion of 1,000 hours of service during the plan year and be employed on the last day of the plan year.

Outstanding Equity Awards at Fiscal Year End 2014 Table. The following table sets forth information regarding outstanding equity awards held by each of our named executive officers as of February 1, 2015:

	Stock Awards
Name	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested(1) ($)
Stephen L. Schlecht	—		—
Stephanie L. Pugliese	123,354	(2)	$1,850,310
	123,354	(3)	1,850,310
Mark M. DeOrio	—		—

(1) The market price for our stock is based on the assumed initial offering price of $15.00 per share, which represents the midpoint price range set forth on the cover of this prospectus.

(2) Restricted stock scheduled to vest on February 2, 2017.

(3) Restricted stock scheduled to vest on February 1, 2019.

Outstanding Restricted Stock

Pugliese Restricted Stock Agreements. On May 1, 2012 and April 1, 2014, we entered into restricted stock agreements with Ms. Pugliese. The agreements have substantially similar terms and each grant Ms. Pugliese 123,354 restricted shares of Class B common stock, where 123,354 shares are scheduled to vest on February 2, 2017 and February 1, 2019, respectively. In the event that Ms. Pugliese’s employment is terminated for any reason, she will forfeit all unvested stock, which will revert back to us. Ms. Pugliese has the right to vote the shares in accordance with the provisions of the Wisconsin Business Corporation Law, or WBCL and the Company’s amended and restated articles of incorporation. In accordance with the agreement, Ms. Pugliese filed an election under Section 83(b) of the Code to be taxed on the fair market value of the shares at the date of the grant. The Company agreed to pay Ms. Pugliese additional compensation to cover her federal and state income tax liability resulting from her Section 83(b) election.

2015 Restricted Stock Grants. On February 2, 2015, we entered into a restricted stock agreement with Ms. Pugliese. Under the agreement, we granted Ms. Pugliese 93,450 restricted shares of Class B common stock, which are scheduled to vest on February 1, 2020. In the event that Ms. Pugliese’s employment is terminated for any reason, she will forfeit all unvested stock, which will revert back to us. Upon a change in control, as defined in the restricted stock agreements, all unvested stock will be fully vested upon such change in control. Ms. Pugliese has the right to vote the shares in accordance with the provisions of the WBCL and the Company’s amended and restated articles of incorporation. In accordance with her agreement, Ms. Pugliese filed an election under Section 83(b) of the Code to be taxed on the fair market value of the shares at the date of the grant. The Company agreed to pay Ms. Pugliese additional compensation to cover her income taxes paid in connection with her Section 83(b) election.

Restrictive Covenant Agreements. In connection with our 2015 Restricted Stock Grants, Ms. Pugliese executed a restrictive covenant agreement, under which she agreed to abide by certain confidentiality, non-competition and non-solicitation restrictions during the terms of her employment and for a specified period of time thereafter.

2015 Equity Incentive Plan

In connection with this offering, we have adopted, subject to shareholder approval, the 2015 Equity Incentive Plan of Duluth Holdings Inc., which will become effective after approval by our board of directors and shareholders upon consummation of this offering. The following is a description of the material features and provisions of our 2015 Equity Incentive Plan.

Objectives. Our 2015 Equity Incentive Plan permits us to provide compensation alternatives such as stock options, restricted stock awards, restricted stock unit awards, deferred stock awards and performance share awards, using or based on our Class B common stock.

Administration and Eligibility. The 2015 Equity Incentive Plan will be administered by our compensation committee. The compensation committee will have full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Equity Incentive Plan.

Authorized Shares. The number of authorized shares of our Class B common stock under the 2015 Equity Incentive Plan will be 5% of the number of Class A and Class B common stock outstanding after giving effect to the sale of shares of Class B common stock in this offering, and may be treasury stock or authorized but unissued stock. On the first day of the first four fiscal years following this offering, the number of shares reserved for future issuance under the plan will increase by 1.25% of the number of outstanding shares of our Class A and Class B common stock on the last day of the immediately preceding fiscal year. Based on 1,564,631 shares of Class B common stock reserved for issuance under the plan, assuming no exercise of the underwriters’ option to purchase additional shares, no individual participant will be eligible to receive grants of options for more than an aggregate of 782,315 shares of Class B common stock during any fiscal year; the aggregate number of shares of restricted stock that are subject to vesting based on Performance Goals (as that term is defined under the heading “Annual Incentive Plan”) plus the number of restricted stock units that are subject to vesting based on Performance Goals granted to any one participant during the fiscal year shall be limited to 782,315; and the maximum amount of performance share units granted to any one employee of the Company during any fiscal year will be limited to 782,315. For purposes of this limitation, the maximum number of performance share units granted will be determined based on a maximum number of shares of Class B common stock issuable under an award of performance share units, rather than the target number of shares of Class B common stock issuable thereunder.

Performance Goals. The 2015 Equity Incentive Plan allows awards to be granted based on the achievement of Performance Goals. The Performance Goals under the 2015 Equity Incentive Plan are the same as those described under the heading “Annual Incentive Plan.” To the extent an award is subject to the achievement of a Performance Goal, the compensation committee shall identify the specific Performance Goal applicable to such award and it shall follow any procedures to certify that the Performance Goal(s) applicable to such award are met before the award is earned.

Awards. The 2015 Equity Incentive Plan allows awards of options, restricted stock, restricted stock units, deferred stock and performance share units.

Stock options awarded under the 2015 Equity Incentive Plan may not have an exercise price that is less than the fair market value of the Class B common stock on the date of the option grant. The term of each option granted under the 2015 Equity Incentive Plan will not exceed ten years from the date of grant. The compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed ten years from the date of grant) and, subject to the provisions of the 2015 Equity Incentive Plan, the period of time, if any, after a participant’s death, disability or termination of employment during which options may be exercised.

Restricted stock awards are shares of our Class B common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever vesting conditions it determines to be appropriate. Restricted stock that does not vest is subject to forfeiture. Restricted stock unit awards are units entitling the recipient to receive shares of stock upon the lapse of vesting conditions, and subject to such restrictions and other conditions, as the compensation committee shall determine.

Deferred stock is a right entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the compensation committee shall determine.

Performance share units entitle the recipient to receive shares of stock upon the attainment of specified performance goals, and subject to such restrictions and conditions, as the compensation committee shall determine.

Persons holding unexercised options, restricted stock units, deferred stock or performance share units have no rights as shareholders with respect to such options, restricted stock units, deferred stock or performance share units. Except as otherwise provided by the compensation committee, no dividends, distributions or dividend equivalents will be made with respect to options, restricted stock units, deferred stock or performance share units.

The compensation committee will determine the number of shares subject to awards granted to a participant under the 2015 Equity Incentive Plan.

Participants. If the employment of a participant terminates, or service to us by any non-employee participant terminates, other than due to the participants’ death or disability or certain terminations following a change of control, all unvested awards held by such participant (except as otherwise provided in the related award agreement) will immediately terminate. Vested option awards, to the extent unexercised, will terminate 90 days after a participant’s termination of employment or service and will be exercisable during the 90-day period, unless the award agreement provides otherwise.

If the employment of a participant terminates, or service to us by any non-employee participant terminates, due to death or following a participant’s disability, all unvested awards then held by the participant (except as otherwise provided in the related award agreement) will become vested, and all option awards to the extent vested but unexercised will terminate one year after such termination of employment or service and will be exercisable during the one-year period, unless the award agreement provides otherwise.

Notwithstanding the foregoing, if a participant’s termination of employment or services is a termination for cause, as defined in the plan, to the extent any award is not effectively exercised or has not vested prior to such termination, it will lapse or be forfeited immediately upon such termination. In all events, an award will not be exercisable after the end of its term as set forth in the related award agreement.

Plan Amendment or Termination. Our board of directors may, at any time, amend or terminate the plan. However, no amendment or termination may, in the absence of written consent to the change by the affected plan participant, adversely affect the rights of the participant or beneficiary under any award granted under the plan prior to the date such amendment is adopted. In addition, no amendment may increase the number of shares of our Class B common stock that may be delivered pursuant to awards under the plan without the approval of our shareholders, except for certain adjustments as set forth in the plan.

Combinations. In the event of any change in our outstanding Class B common stock by reason of a stock split, stock dividend, combination of shares, recapitalization, merger, consolidation or similar event, the compensation committee shall adjust proportionally the number of Class B common stock shares reserved for future issuance under the plan, the number of shares subject to outstanding awards, and the exercise price applicable to each option. In the event of a merger, consolidation, or reorganization with another corporation where we are not the surviving corporation, or a transaction in which we cease to be publicly traded, the compensation committee shall, subject to the approval of our board or the board of any corporation assuming our obligations, either substitute the award with a similar award from the surviving corporation or cancel the award and pay its value to the participant.

Change in Control. If, within twelve months following the date on which we experience a change in control, a participant’s employment terminates without cause, including a voluntary termination of employment for good reason, all unvested awards then held by the participant will become vested, except as otherwise determined by the compensation committee or when an award is subject to a performance goal. When an award is subject to achievement of a performance goal, the achievement of the performance goal will be deemed satisfied at target performance level upon a change in control and the award will continue to vest based upon the time-based service vesting criteria, if any, contained in the award, except as may otherwise be determined by the compensation committee. Furthermore, for awards subject to a performance goal, if, within twelve months following the date on which we experience a change in control, a participant’s employment is terminated without cause, including a voluntary termination employment for good reason, then any time-based service vesting criteria will be deemed satisfied upon the termination, except as otherwise determined by the compensation committee.

Director Compensation

During the fiscal year ended February 1, 2015, we paid our non-employee director and advisory board directors a cash retainer of $7,500 and meeting fees of $1,500 per meeting. Additionally, a cash bonus was paid to our non-employee director and advisory board directors based on the attainment of certain performance targets. All of our directors were reimbursed for reasonable travel and other expenses incurred in connection with attending board and committee meetings.

The following table sets forth information concerning compensation paid to our non-employee director and advisory board directors, who now serve on our board of directors or, in the case of Mr. Dittrich, as one of our executive officers, during the year ended February 1, 2015, for their service on our board and advisory board. Directors who are also our employees received no additional compensation for their service as directors and are not included in the table below.

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(1) ($)	Total ($)
Non-Employee Director:
Marianne M. Schlecht	12,000	10,000	—	22,000
Advisory Board:
E. David Coolidge III	12,000	10,000	3,123	25,123
Allen L. Dittrich(2)	9,500	—	4,486	13,986
William E. Ferry	12,000	15,000	4,976	31,976
David C. Finch	12,000	10,000	1,769	23,769
Thomas G. Folliard	12,000	15,000	6,863	33,863
C. Roger Lewis	12,000	20,000	46,737	78,737

(1) Amounts reflect reimbursements of travel expenses for board of directors meetings. In addition, amounts for Messrs. Dittrich, Ferry, Folliard and Lewis reflect consulting-related fees.

(2) As of February 9, 2015, Mr. Dittrich was employed as our Senior Vice President of Omnichannel Customer Experience and Operations. On August 5, 2015, we executed an employment agreement with Mr. Dittrich, where we agreed to pay a base salary (with an annual opportunity to increase) of $275,000. Under the employment agreement, Mr. Dittrich is, amongst other things, eligible for participation in our annual incentive bonus plans.

Changes to Director Compensation

We have adopted a new director compensation policy for our non-employee directors, to become effective upon the consummation of this offering for service for periods beginning on or after the consummation of our initial public offering. Under the director compensation policy, our non-employee directors will receive a $40,000 annual cash retainer. For service on a committee of the board, a non-employee director will receive an additional $5,000 annual cash retainer. In lieu of the annual cash retainer for committee participation, each non-employee director serving as a chair of a board committee shall receive the following annual cash retainer: $15,000 for audit committee chair and $10,000 for compensation committee chair. Each non-employee director will also receive an annual restricted stock grant of $40,000 of Class B common stock under the 2015 Equity Incentive Plan based on the fair market value of the Class B common stock on the date of grant, which will vest on the first anniversary of the date of grant. The first grant of restricted stock under this policy will be made effective upon the consummation of this offering based on the initial public offering price. Future grants are expected to be made in May of each year. Prorated grants will be made for partial years of service.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since January 1, 2012, to which we have been a party or will be a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers or directors, or an affiliate or immediate family member thereof, or 5% shareholder of any class of our common stock, had or will have a direct or indirect material interest, other than compensation, termination and change of control arrangements, which are described under “Executive and Director Compensation—Employment Agreements” and “Executive and Director Compensation—Directors’ Compensation.”

“S” Corporation Final Distribution

We intend to make a final distribution to shareholders who were shareholders immediately prior to this offering, including some of our directors and officers, relating to the termination of our “S” corporation status in an amount equal to 100% of our cumulative undistributed taxable income from the date of our formation through                     , 2015, which we currently estimate to be $51.1 million. The final “S” corporation distribution will include an amount of income based on our expected results of operations for the full 2015 calendar year, which is our 2015 tax year, prorated from January 1, 2015 through the date of our conversion to a “C” corporation, unless otherwise required by law. This prorated amount may be increased based on our actual results of operations for the 2015 calendar year. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note in the aggregate principal amount of $46.3 million which we intend to use to fund part of this final distribution, and we intend to fund the balance of this final distribution with our cash on hand, our revolving line of credit or the net proceeds of this offering, as described under “Use of Proceeds.” Amounts estimated to be payable to each director and executive officer who is shareholder and their respective related trusts are as follows:

Shareholder	Distribution
E. David Coolidge III Annuity Trust	$1,210,018
Mark M. DeOrio	$511,931
Allen L. Dittrich	$511,931
David C. Finch	$77,565
Thomas G. Folliard	$77,565
Julia Scott Ferry Irrevocable Trust of 2015	$108,591
Julia Scott Ferry Revocable Trust	$310,261
C. Roger Lewis	$77,565
Stephanie L. Pugliese	$1,473,740
Stephen L. Schlecht	$25,216,469
Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust	$16,668,777
William E. Ferry Irrevocable Trust of 2013	$884,244

Tax Indemnification Agreement

Prior to or upon the completion of this offering, we intend to enter into a tax indemnification agreement with all of our existing shareholders, including each of the individuals and trusts in the table above. Pursuant to such tax indemnification agreement, we will agree to indemnify and hold harmless each such shareholder on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income we reported as an “S” corporation. Such agreement will also provide that we shall indemnify such shareholders against any reasonable and documented out-of-pocket expenses arising out of a claim for such tax liability.

Leasing Arrangements

We lease approximately 23,794 square feet for our Innovation Center located at 100 First Street, Mt. Horeb, Wisconsin, from Schlecht Retail Ventures LLC, the sole members of which Stephen L. Schlecht and his wife, Marianne M. Schlecht. This lease began October 1, 2014 and expires September 30, 2017, with multiple options to renew thereafter. The lease provides for an initial base monthly lease payment of $19,167. Prior to signing the lease, local real estate brokers were consulted regarding this property. They indicated the terms of this lease were similar to market standards, and, therefore, we believe the terms of this lease are reasonable and are not materially different than terms we would have obtained from an unaffiliated third party.

On January 23, 2012, we entered into a lease for approximately 9,984 square feet of office and retail space located at 108 North Franklin Street, Port Washington, Wisconsin, with LDC-728 Milwaukee, LLC, or LDC-728, an unaffiliated third party, which provided for an initial base monthly lease payment of $0 for the first eight months of the lease, or the Free Rent. On January 31, 2013, we entered into the first amendment to the lease with Scott Welsh, as receiver for LDC-728, which provided that we were entitled to the Free Rent, and because the completion of LDC-728’s initial work and subsequent work was delayed, we were entitled to 380 days of abatement of our monthly base rent, following which, starting on October 7, 2013, our monthly base rent was $8,555. On December 27, 2013, Gold MIL Franklin Holdings, LLC, who obtained our lease through a sheriff’s sale after LDC-728 went into receivership, assigned our lease to Schlecht Port Washington LLC, the sole members of which are Mr. and Mrs. Schlecht. Accordingly, we entered into the second amendment to the lease with Schlecht Port Washington LLC, our new landlord, which provided that starting January 1, 2014, our monthly base rent was $10,608 and increased annually according to the schedule provided in the lease. As of August 2, 2015, our monthly base rent was $10,820. The terms of our lease were obtained from an unaffiliated third party and there have been no material changes to the lease, except as described in this paragraph, and, as such, the increases in rent are in accordance with the terms of the lease entered into with LDC-728.

We also lease approximately 7,710 square feet building and the surrounding land for our flagship store located at 100 West Main Street, Mt. Horeb, Wisconsin, from Schlecht Retail Ventures LLC, the sole members of which are Mr. and Mrs. Schlecht. This lease began February 14, 2010 and expires February 28, 2025. The lease provides for an initial base monthly lease payment of $5,025 through February 28, 2013, and began increasing by 3.0% every three years on March 1, 2013. As of August 2, 2015, our monthly lease payment was $5,176. Prior to signing the lease, local real estate brokers were consulted regarding this property. They indicated the terms of this lease were similar to market standards, and, therefore, we believe the terms of this lease are reasonable and are not materially different than terms we would have obtained from an unaffiliated third party.

The aggregate amount of all periodic payments due after our last fiscal year February 1, 2015 are as follows:

	Payments Due by Periods as of February 1, 2015
	Total	Less Than 1 Year	1-2 Years	3-5 Years	More than 5 Years
(in thousands)
Innovation center, 100 First Street, Mt. Horeb, WI	$613	$230	$383	$—	$—
Office and retail space, 108 North Franklin Street, Port Washington, WI	1,245	119	268	279	579
Retail space, 100 West Main Street, Mt. Horeb, WI	661	62	128	196	275

	$2,519	$411	$779	$475	$854

Acquisition of Headquarters and Distribution Center and Call Center. In May 2014, we acquired our headquarters and distribution center in Belleville, Wisconsin from Schlecht Enterprises LLC, an entity owned by Mr. and Mrs. Schlecht, and our call center in Belleville, Wisconsin from Schlecht Retail Ventures LLC, an entity owned by Mr. and Mrs. Schlecht, for an aggregate purchase price of $6,040,300. In payment of the purchase price, we assumed a mortgage note executed by Schlecht Enterprises LLC in favor of BMO Harris Bank N.A., formerly known as Harris N.A., and entered into an interest rate swap liability that replaced the interest rate swap liability to which this entity was a party. The mortgage note had a principal balance of $3,440,600 on the date it was assumed, expires in March 2017 and requires monthly payments of $11,900 plus interest at a rate equal to the one-month LIBOR rate plus 1.75 percentage points, with a final balloon payment due in March 2017. The estimated value of each interest rate swap liability was $47,600 on the date of acquisition. We paid the $2,599,700 balance of the purchase price in cash.

Lease of Headquarters and Distribution Center. Prior to our acquisition of our headquarters and distribution center, we leased this facility from Schlecht Enterprises LLC. The lease began June 5, 1997 and was terminated in connection with the acquisition of the property. The lease provided for a rental rate of $629,952 per year beginning in July 2007. We paid rent for this facility of $629,952, $629,952 and $191,536 in fiscal 2012, fiscal 2013 and fiscal 2014, respectively.

Lease of Call Center. Prior to our acquisition of our call center, we leased this facility from Schlecht Retail Ventures LLC. The lease began November 1, 2011 and was terminated in connection with our acquisition of the property. The lease provided for an initial base annual lease payment of $132,000. We paid rent under this lease of $132,000, $132,000 and $40,097 in fiscal 2012, fiscal 2013 and fiscal 2014, respectively.

Guarantee of Company Indebtedness

On June 11, 2011, Schlecht Retail Ventures LLC, an entity owned by Mr. and Mrs. Schlecht, guaranteed an amended and restated term note executed by us and our subsidiary in favor of Harris N.A. in the principal amount of $684,960. We paid the amended and restated term note in full in August 2013 and the guaranty was terminated.

Other Transactions

Richard W. Schlecht, the son of Stephen L. Schlecht, received compensation of approximately $138,000, $193,000 and $190,000 in fiscal 2013, fiscal 2014 and year-to-date fiscal 2015, respectively, in his capacity as Director of Product Development. Richard W. Schlecht’s compensation did not exceed $120,000 in fiscal 2012. Since the beginning of our last fiscal year, there have been no other transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers or directors had or will have a direct or indirect material interest.

Policies and Procedures for Related-Party Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the consummation of this offering, regarding transactions with related persons. This policy will require that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Financial Officer any “related party transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Financial Officer will then promptly communicate that information to our Audit Committee. No related person transaction will be executed without the approval or ratification of our Audit Committee or our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A and Class B common stock as of November 4, 2015, (1) immediately prior to the consummation of this offering (without giving effect to the 3,738-for-one stock split we intend to effectuate prior to the effectiveness of the registration statement of which this prospectus forms a part) and (2) as adjusted to reflect the sale of shares of our Class B common stock offered by this prospectus, for:

•	each shareholder known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and officers as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. There are no shares of common stock subject to options or other rights outstanding as of the date of this prospectus. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that persons and entities named in the table below have sole voting and investment power with respect to all the capital stock that they beneficially own, subject to applicable community property laws.

Certain of our directors, officers, existing shareholders and affiliates have indicated an interest in purchasing shares of our Class B common stock in this offering at the initial public offering price. We have requested that the underwriters allocate Class B shares in this offering to these investors. It is not currently anticipated that the aggregate purchase price of the Class B shares to be purchased by these investors in this offering will exceed             . However, because indications of interest are not binding or commitments to purchase, these persons or entities may determine to purchase fewer Class B shares than they have indicated an interest in purchasing or not purchase any Class B shares in this offering. The information set forth in the table below does not reflect any potential purchase of any Class B shares in this offering by such parties.

Applicable percentage ownership is based on 3,364,200 shares of Class A common stock outstanding and 21,261,744 shares of Class B common stock outstanding as of November 4, 2015 and 3,364,200 shares of Class A common stock outstanding and 27,928,411 shares of Class B common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address of each beneficial owner in the table is: Duluth Holdings Inc., P.O. Box 409,170 Countryside Drive, Belleville, Wisconsin 53508.

	Beneficial Ownership of Common Stock Prior to the Completion of this Offering				% of Total Voting Power Prior to this Offering	Beneficial Ownership of Common Stock After the Completion of this Offering				% of Total Voting Power After this Offering
	Class A		Class B			Class A		Class B
	Shares	%	Shares	%		Shares	%	Shares	%
5% Shareholders:
Stephen L .Schlecht and Marianne M. Schlecht Descendants Trust(1)	—	—	8,032,962	37.8%	14.6%	—	—	8,032,962	28.8%	13.0%

Named Executive Officers and Directors:
Stephen L. Schlecht	3,364,200	100.0%	8,788,038	41.3%	77.3%	3,364,200	100.0%	8,788,038	31.5%	68.9%
Stephanie L. Pugliese(2)	—	—	710,220	3.3%	1.3%	—	—	710,220	2.5%	1.2%
Mark M. DeOrio	—	—	246,708	1.2%	*	—	—	246,708	*	*
E. David Coolidge III(3)	—	—	583,128	2.7%	1.1%	—	—	538,128	2.1%	*
Francesca M. Edwardson	—	—	—	—	—	—	—	—	—	—
William E. Ferry(4)	—	—	627,984	3.0%	1.1%	—	—	627,984	2.2%	1.0%
Thomas G. Folliard	—	—	37,380	*	*	—	—	37,380	*	*
David Finch	—	—	37,380	*	*	—	—	37,380	*	*
C. Roger Lewis	—	—	37,380	*	*	—	—	37,380	*	*
Brenda I. Morris	—	—	—	—	—	—	—	—	—	—
All Executive Officers and Directors as a Group (11)	3,364,200	100.0%	11,314,926	53.2%	96.5%	3,364,200	100.0%	11,314,926	40.5%	86.1%

* Represents beneficial ownership of less than 1.00% of the outstanding shares of common stock.

(1) John A. Dickens and Thomas W. Wenstrand are co-trustees of the Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust established January 8, 2002 and as such have shared voting and dispositive power over these shares of Class B common stock. The address of the trust is c/o Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, WI 53202.

(2) Includes 340,158 shares of restricted stock, 123,354 of which were granted on May 1, 2012 and will vest on February 2, 2017, 123,354 of which were granted on April 1, 2014 and will vest on February 1, 2019, and 93,450 of which were granted on February 2, 2015 and will vest on February 1, 2020.

(3) Shares are held in trust for the benefit of his children for which Mr. Coolidge serves as sole trustee. Mr. Coolidge is the Vice Chairman of William Blair & Company, L.L.C. The address of Mr. Coolidge is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606.

(4) Includes: 52,332 shares of Class B common stock held in a trust for the benefit of Mr. Ferry and his children for which Mr. Ferry serves as co-trustee; 149,520 shares of Class B common stock held in a trust for the benefit of Mr. Ferry and his children for which Mr. Ferry’s spouse serves as sole trustee; and 426,132 shares of Class B common stock held in a trust for the benefit of Mr. Ferry’s spouse and his children for which Mr. Ferry’s spouse serves as sole trustee.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 210,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. Our common stock will be divided into two classes, Class A common stock and Class B common stock. Our authorized Class A common stock consists of 10,000,000 shares and our authorized Class B common stock consists of 200,000,000 shares.

“S” Corporation Conversion

We intend to make a final distribution to shareholders who were shareholders immediately prior to this offering, including some of our directors and officers, resulting from the termination of our “S” corporation status in an amount equal to 100% of our cumulative undistributed taxable income from the date of our formation through                     , 2015, which we currently estimate to be $51.1 million. The final “S” corporation distribution will include an amount of income based on our expected results of operations for the full 2015 calendar year, which is our 2015 tax year, prorated from January 1, 2015 through the date of our conversion to a “C” corporation. This amount may change based on our actual results of operations for the 2015 calendar year. We intend to use a portion of the net proceeds from this offering to repay borrowings under a short-term note in the aggregate principal amount of $46.3 million which we intend to use to fund part of this final distribution, and we intend to fund the balance of this final distribution with our cash on hand, our revolving line of credit or the net proceeds of this offering, as described under “Use of Proceeds.” In connection with this offering, we will convert into a “C” corporation.

Stock Split

On November 4, 2015, our Board of Directors effected a 3,738-for-one stock split of our Class A common stock and Class B common stock by way of a share dividend in accordance with Section 180.0623 of the Wisconsin Statutes.

Class A Common Stock and Class B Common Stock

Except as otherwise expressly provided in our amended and restated articles of incorporation or as required by applicable law, the rights of holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights.

The following description of our capital stock and provisions of our amended and restated articles of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated articles of incorporation and amended and restated bylaws. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

As of August 2, 2015, there were 3,625,860 shares of our Class A common stock outstanding and held of record by six shareholders, and 21,000,084 shares of Class B common stock outstanding and held of record by 26 shareholders.

Voting Rights. Holders of our Class A common stock and Class B common stock have identical rights, except for voting and conversion rights. Except as otherwise expressly provided in our amended and restated articles of incorporation or required by applicable law, on any matter that is submitted to a vote of our shareholders, holders of our Class A common stock are entitled to ten votes per share of Class A common stock and holders of our Class B common stock are entitled to one vote per share of Class B common stock. Except as otherwise expressly provided in our amended and restated articles of incorporation or required by applicable law, holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders.

Under our amended and restated articles of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class. In addition, we may not issue any shares of Class A common stock (other than in connection with a reclassification or dividend), unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated articles of incorporation. Furthermore, we have elected not to preserve certain supermajority and class voting requirements that could otherwise, or that we could elect to apply, to shares of our common stock under the WBCL because such common stock was authorized or issued prior to 1991.

Conversion Rights. Each share of Class A common stock is convertible at any time at the option of the holder into one share of Class B common stock. In addition, each share of Class A common stock will automatically without any further action, convert into one fully paid and nonassessable share of Class B common stock as follows: (i) at such date and time, or upon the occurrence of any event, specified by affirmative vote of holders of at least 66 2/3% of the outstanding shares of Class A common stock, voting as a single voting group; and (ii) upon any transfer, whether or not for value, except for certain transfers described in our amended and restated articles of incorporation, including transfers to family members, trusts solely for the benefit of the shareholder or his or her family members, partnerships, corporations and other entities exclusively owned by the shareholder or his or her family members and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Code. Once converted or transferred and converted into shares of Class B common stock, the Class A common stock will not be reissued.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Our Class B common stock is not convertible into any of the shares of our capital stock.

Preferred Stock

Upon the completion of our initial public offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Wisconsin law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Transfer Agent

The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A..

NASDAQ Global Select Market

We have applied to have our Class B common stock listed on the NASDAQ Global Select Market under the trading symbol “DLTH.”

Anti-Takeover Effect of Governing Documents and Applicable Law

So long as the outstanding shares of our Class A common stock represent a majority of the combined voting power of common stock, Stephen L. Schlecht will effectively control all matters submitted to our shareholders for a vote, as well as the overall management and direction of our company, which will have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

After such time as the shares of our Class A common stock no longer represent a majority of the combined voting power of our common stock, the provisions of Wisconsin law, our amended and restated articles of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Certain provisions of our amended and restated articles of incorporation and bylaws and of the WBCL discussed below may delay or make more difficult acquisitions or changes of control of the Company following the time after which we are no longer a controlled company unless they are approved by the board of directors. These provisions could have the effect of discouraging third parties from making proposals which shareholders may otherwise consider to be in their best interests. These provisions may also make it more difficult for third parties to replace our board of directors.

Management of the Company may consider proposing additional provisions, either by way of amendments to our amended and restated articles of incorporation or bylaws, or otherwise, for adoption at a shareholders’ meeting, which could contain further limitations on unsolicited takeover attempts. The Company presently has no proposals under consideration for additional antitakeover provisions.

Articles of Incorporation and Bylaws to Be in Effect upon the Completion of this Offering

Our amended and restated articles of incorporated and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, even after such time as the shares of our Class A common stock no longer represent a majority of the combined voting power of our common stock, including the following:

•	Dual Class Stock. As described above in “Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated articles of incorporation provide for a dual class common stock structure, which provides Stephen L. Schlecht, our founder and Executive Chairman of the board, with the ability to control the outcome of matters requiring shareholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

•

Separate Class A Common Stock Vote for Certain Transactions. Until the first date on which the outstanding shares of our Class A common stock represent less than 35% of the combined voting power of our common stock, any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class A common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A common stock and Class B common stock voting together on a combined basis.

•	Blank-Check Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.

•	Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for shareholders seeking to bring business before the annual meeting of shareholders or to nominate candidates for election as directors at any meeting of the shareholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our meetings of shareholders.

Anti-Takeover Provisions of Wisconsin Business Corporation Law

Wisconsin Business Combination Statutes. We are subject to Sections 180.1140 to 180.1144 of the WBCL, which prohibit a Wisconsin corporation from engaging in a “business combination” with an interested stockholder for a period of three years following the interested stockholder’s stock acquisition date, unless before such date, the board of directors of the corporation approved either the business combination or the purchase of stock made by the interested stockholder on that stock acquisition date.

We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to such shareholder only if one or more of the following is satisfied:

•	our board of directors approved the acquisition of stock before such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Section 180.1140 defines a business combination between a “resident domestic corporation” and an “interested stockholder” to include the following:

•	a merger or share exchange with an interested stockholder or a corporation that is, or after the merger or share exchange would be, an affiliate or associate of an interested stockholder;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an interested shareholder or affiliate or associate of an interested shareholder equal to 5% or more of the aggregate market value of the assets or outstanding stock of the resident domestic corporation or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with an aggregate market value equal to 5% or more of the outstanding stock of the resident domestic corporation; and

•	certain other transactions involving an interested stockholder.

Section 180.1140(8)(a) of the WBCL defines an “interested stockholder” as a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least

10% of the voting power of the then outstanding voting stock within the last three years. Stephen L. Schlecht and the Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust are considered to be “interested stockholders” pursuant to this provision under the WBCL.

Section 180.1140(9)(a) defines a “resident domestic corporation” as a Wisconsin corporation that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents in Wisconsin. Following the closing of this offering we will be a resident domestic corporation for purposes of these statutory provisions.

Wisconsin Fair Price Statute. Sections 180.1130 to 180.1133 of the WBCL provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is a party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following standards have been met:

•	the aggregate value of the per share consideration is at least equal to the highest of:

•	the highest per share price paid for any shares of the same class of common stock of the corporation by the significant shareholder either in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher;

•	the market value per share of the same class of the corporation’s common stock on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential amount per share of the same class or series of common stock in a liquidation or dissolution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

We have elected not to be subject to Sections 180.1130 to 180.1134 of the WBCL.

Wisconsin Control Share Voting Restrictions Statute. Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. Our amended and restated articles of incorporation provide this statute will not apply to the shares of common stock held by qualified Class A holders, including Mr. Schlecht.

Wisconsin Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market value from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares and all securities that may be converted into voting shares; or (ii) sell or option assets of the resident domestic corporation that amount to 10% or more of the market value of the resident domestic corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the resident domestic corporation.

As noted above, we have elected not to be subject to Section 180.1134.

Constituency or Stakeholder Provision. Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for shares of our common stock. Future sales of substantial amounts of Class B common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class B common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price we deem appropriate or reasonable. Although we have applied to have our Class B common stock listed on the NASDAQ Global Select Market, we cannot assure you that there will be an active public market for our Class B common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Class B Common Stock.”

Upon completion of this offering, we will have outstanding an aggregate of 31,292,611 shares of common stock, including 3,364,200 shares of Class A common stock and 27,928,411 shares of Class B common stock (or 32,292,611 shares of common stock, including 3,364,200 shares of Class A common stock and 28,928,411 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares). All of the shares being sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below and shares acquired by our directors, officers and existing shareholders under the directed share program. The shares of Class A common stock and the remaining              shares of Class B common stock will be “restricted securities,” as defined in Rule 144. Restricted securities may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemption provided by Rule 144 under the Securities Act, which is summarized below. These remaining shares of Class B common stock will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting (Conflicts of Interest),” taking into account the provisions of Rule 144 under the Securities Act. In addition, certain shares of Class B common stock are subject to various vesting agreements.

Each share of Class A common stock will be convertible at any time, at the option of the holder, into one share of Class B common stock. Each share of Class A common stock shall convert automatically into one share of Class B common stock upon a vote by 66 2/3% of the holders of Class A common stock, death or disability and transfer, in each case with limited exceptions. Any shares of Class B common stock issued upon conversion of the Class A common stock will also be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting (Conflicts of Interest),” taking into account the provisions of Rule 144 under the Securities Act.

Lock-Up Agreements

Our directors, executive officers and other shareholders have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the date of the underwriting agreement. For additional information, see “Underwriting (Conflicts of Interest)—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our Class B common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our Class B common stock from these restrictions. Following the lock-up period, all such shares of our Class B common stock, to the extent vested, will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our Class B common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon closing of this offering, we expect that approximately 69.4% of our outstanding Class B common stock (or 67.0% of our outstanding Class B common stock if the underwriters exercise in full their option to purchase additional shares) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Class B common stock, which would be approximately 279,284 shares of our Class B common stock immediately after this offering assuming the underwriters do not exercise their option to purchase additional shares, or the average weekly trading volume of our Class B common stock on NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class B common stock that are restricted securities, will be entitled to freely sell such shares of our Class B common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our Class B common stock that are restricted securities, will be entitled to freely sell such shares of our Class B common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who received restricted shares of our Class B common stock under a written compensatory plan or contract, to the extent vested, may be entitled to rely on the resale provision of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and, to the extent vested, will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 covering the shares of Class B common stock reserved for issuance under our 2015 Equity Incentive Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of Class B common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above. We expect that the initial registration on Form S-8 will cover 1,564,631 shares, assuming no exercise of the underwriters’ option to purchase additional shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our Class B common stock by non-U.S. holders. Except where noted, this summary deals only with Class B common stock that is held as a capital asset by a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class B common stock that is an individual, corporation, estate or trust and is not a “United States Person.” A United States Person is any of the following:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence test under Section 7701(b) of the Code;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxation and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances or to holders subject to special rules under the United States federal income tax laws, such as banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” partnerships or other pass-through entities for United States federal income tax purposes (or investors in such entities), persons subject to the alternative minimum tax, tax-exempt organizations and persons holding our Class B common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) holds our Class B common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class B common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

If you are considering the purchase of our Class B common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the Class B common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions on our Class B Common Stock

We do not expect to declare or pay any dividends on our Class B common stock in the foreseeable future. However, if we do pay dividends on our Class B common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a tax-free return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the Class B common stock but not below zero, with any excess being treated as capital gain.

Dividends paid to a non-U.S. holder of our Class B common stock that are not effectively connected with a United States trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends paid to non-U.S. holder of our Class B common stock that are effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment), while generally exempt from U.S. federal withholding tax if a properly executed IRS Form W-8ECI is provided to us or our paying agent, will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States Person unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of our Class B Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of our Class B common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class B common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class B common stock, or the applicable period.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our Class B common stock is regularly traded on an established securities market, our Class B common stock will be treated as United States real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our Class B common stock at some time during the applicable period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above in this subsection will generally be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States Person. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of their effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above in this subsection will be subject to U.S. federal income tax at a flat 30% rate (or lower rate specified by an applicable tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder realized in the same taxable year (even though the individual is not considered a resident of the United States).

Gain described in the third bullet point above in this subsection generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the amount of tax, if any, withheld with respect to such dividends. The IRS may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which the non-U.S. holder is resident.

In addition, a non-U.S. holder may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of (including a redemption), shares of our Class B common stock, unless, generally, such holder certifies under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that such holder is not a United States person or such holder otherwise establishes an exemption from such reporting and withholding. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares (including a redemption) of our Class B common stock are as follows:

•	If the proceeds are paid to or through the United States office of a broker, they generally will be subject to information reporting requirements and backup withholding tax, unless the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that such holder is not a United States person or such holder otherwise establishes an exemption from such reporting and withholding.

•	If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and is not a foreign person with certain specified United States connections (a United States related person), information reporting and backup withholding tax will not apply.

•	If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States related person, they generally will be subject to information reporting (but not to backup withholding tax), unless the broker has documentary evidence in its records that such holder is not a United States person or such holder otherwise establishes an exemption from such reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished by such holder to the IRS.

Withholding under the Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act, or FATCA, and administrative guidance, we or another withholding agent may be required to withhold a generally nonrefundable 30% tax on (a) dividends paid on our Class B common stock and (b) the gross proceeds with respect to the sale, exchange, redemption or other disposition of our Class B common stock occurring after December 31, 2018, in each case paid to (i) certain “foreign financial institutions” unless such foreign financial institution agrees to verify, monitor and report to the IRS the identity of certain of its accountholders, among other things, and (ii) certain “non-financial foreign entities” unless such entity certifies to us that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner, among other things. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Non-U.S. holders are urged to consult their tax advisors regarding the application of this FATCA withholding tax to their investment in our Class B common stock and the potential certification, compliance, due diligence and reporting obligations to which they may become subject in order to avoid this withholding tax.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS B COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), OR ANY APPLICABLE INCOME TAX TREATY.

UNDERWRITING (CONFLICTS OF INTEREST)

William Blair & Company, L.L.C. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our Class B common stock set forth opposite its name below.

Name	Number of Shares
William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
BMO Capital Markets Corp.

Total	6,666,667

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,000,000 additional shares of Class B common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class B common stock as the number listed next to such underwriter’s name in the table above bears to the total number of shares of Class B common stock listed next to the names of all underwriters in the above table.

Directed Share Program

At our request, the underwriters have reserved up to 333,333 shares of Class B common stock, or approximately 5% of the shares offered by this prospectus, for sale at the initial public offering price to our directors, officers, certain employees and other parties with a connection to the Company. The sales will be made by the representative of the underwriters in a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. We have agreed to indemnify the representative of the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts and commissions listed on the cover of this prospectus (which will be paid with respect to shares purchased by persons who are not directors, director nominees, officers, existing shareholders or their employees or affiliates of existing shareholders that are legal entities or their employees, but not with respect to other shares), the underwriters will not be entitled to any commissions with respect to shares of Class B common stock sold pursuant to the directed share program. To the extent such shares are purchased by any of our existing directors or officers who have entered into lock-up agreements with the underwriters, such shares will be subject to the restrictions contained in such agreements.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class B common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class B common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described above. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our Class B common stock. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $         as set forth in the underwriting agreement.

We have applied to have our Class B common stock listed on the NASDAQ Global Select Market.

No Sales of Similar Securities

We have agreed not to sell or transfer any shares of our Class B common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our Class B common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, we have agreed, with certain limited exceptions, not to directly or indirectly:

•	file with the SEC a registration statement under the Securities Act relating to any shares of Class B common stock or any securities convertible into or exercisable or exchangeable for Class B common stock;

•	offer, pledge, sell or contract to sell any shares of our Class B common stock;

•	sell any option or contract to purchase any shares of our Class B common stock;

•	purchase any option or contract to sell any shares of our Class B common stock;

•	grant any option, right or warrant to purchase any shares of our Class B common stock;

•	make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our Class B common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our Class B common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•	accelerate the vesting of any option or warrant or the lapse of any repurchase right; or

•	publicly disclose the intention to do any of the foregoing.

Our executive officers and directors and our other existing shareholders have agreed not to sell or transfer any shares of our Class B common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our Class B common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, each has agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of our Class B common stock;

•	sell any option or contract to purchase any shares of our Class B common stock;

•	purchase any option or contract to sell any shares of our Class B common stock;

•	grant any option, right or warrant to purchase any shares of our Class B common stock;

•	make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our Class B common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our Class B common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our Class B common stock or any security convertible into or exercisable or exchangeable for shares of our Class B common stock; or

•	publicly disclose the intention to do any of the foregoing.

Listing

We have applied to have our Class B common stock listed on the NASDAQ Global Select Market under the symbol “DLTH.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our Class B common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

•	the present state of our product development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our Class B common stock may not develop. It is also possible that after this offering the shares of our Class B common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our Class B common stock. However, the representative may engage in transactions that stabilize the price of our Class B common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our Class B common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising this option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through this option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class B common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our Class B common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class B common stock or preventing or retarding a decline in the market price of our Class B common stock. As a result, the price of our Class B common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class B common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Conflicts of Interest

A portion of the net proceeds from this offering will be used to repay borrowings under a short-term note. Because BMO Capital Markets Corp. is an underwriter in this offering and an affiliate of BMO Capital Markets Corp. is a lender under the short-term note and will receive 5% or more of the net proceeds from the sale of our Class B common stock in this offering, BMO Capital Markets Corp. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Summary” and “Use of Proceeds.” BMO Capital Markets Corp. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates may engage in from time to time in the future certain investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, for which they have received and may continue to receive customary fees and commissions. For example, an affiliate of BMO Capital Markets Corp. is the lender under our revolving line of credit. See “Certain Relationships and Related Party Transactions” for additional information.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

E. David Coolidge III is a member of our board of directors and is the Vice Chairman of William Blair & Company, L.L.C.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The Class B common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class B common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers, or the AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

(a)	the transaction does not require a prospectus to be submitted for approval to the AMF;

(b)	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

(c)	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of our Class B common stock to be issued in this offering will be passed upon for us by our counsel, Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Mr. John A. Dickens, a shareholder of Godfrey & Kahn, S.C., in his capacity as a co-trustee of the Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust, has shared voting and dispositive power over 8,032,962 shares of Class B common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our Class B common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the Class B common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.duluthtrading.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF DULUTH HOLDINGS INC.

Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of February 2, 2014, February 1, 2015 and August 2, 2015 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended February 2, 2014 and February 1, 2015 and the six months ended August 3, 2014 and August 2, 2015 (unaudited)	F-4
Consolidated Statements of Comprehensive Income for the Years Ended February 2, 2014 and February 1, 2015 and the six months ended August 3, 2014 and August 2, 2015 (unaudited)	F-5
Consolidated Statements of Shareholders’ Equity for the Years Ended February 2, 2014 and February 1, 2015 and the six months ended August 2, 2015 (unaudited)	F-6
Consolidated Statements of Cash Flows for the Years Ended February 2, 2014 and February 1, 2015 and the six months ended August 3, 2014 and August 2, 2015 (unaudited)	F-7
Notes to Consolidated Financial Statements for the Years Ended February 2, 2014 and February 1, 2015 and the six months ended August 3, 2014 and August 2, 2015 (unaudited)	F-9
Schedule II Valuation and Qualifying Accounts	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Duluth Holdings Inc.

We have audited the accompanying consolidated balance sheets of Duluth Holdings Inc. (a Wisconsin corporation) and subsidiary and affiliates (the “Company”) as of February 1, 2015 and February 2, 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended February 1, 2015. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule II. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duluth Holdings Inc. and subsidiary and affiliates as of February 1, 2015 and February 2, 2014, and the results of their operations and their cash flows for each of the two years in the period ended February 1, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Chicago, IL

August 6, 2015 (Except for note U and the effects thereof, which is as of November 9, 2015)

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

	February 2, 2014	February 1, 2015	August 2, 2015 (unaudited)	Pro Forma August 2, 2015 (unaudited)
ASSETS
CURRENT ASSETS
Cash	$7,500,030	$7,880,883	$366,201	$366,201
Accounts receivable	1,976	17,507	21,653	21,653
Other receivables	467,264	74,178	260,466	260,466
Inventory, less reserve for excess and obsolete items of $1,290,000 at February 1, 2015 and $743,000 at February 2, 2014 and $1,501,000 at August 2, 2015 (unaudited)	30,808,648	41,362,970	47,763,143	47,763,143
Prepaid expenses	1,501,133	2,715,537	3,645,997	3,645,997
Deferred catalog costs	1,457,832	1,300,316	1,337,597	1,337,597

Total current assets	41,736,883	53,351,391	53,395,057	53,395,057
PROPERTY AND EQUIPMENT, NET	13,043,324	16,879,567	20,300,783	20,300,783
GOODWILL	402,011	402,011	402,011	402,011
OTHER ASSETS, NET	280,295	316,515	304,405	304,405

TOTAL ASSETS	$55,462,513	$70,949,484	$74,402,256	$74,402,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$9,929,856	$14,199,353	$15,059,628	$15,059,628
Bank overdrafts	—	—	963,683	963,683
Line of credit	—	600,000	—	—
Current maturities of capital lease obligations	13,584	260,750	19,054	19,054
Current maturities of long-term obligations	885,256	567,624	266,061	266,061
Accrued expenses:
Salaries and benefits	3,246,628	3,428,836	1,417,391	1,417,391
Deferred revenue	2,388,127	4,028,721	2,440,152	2,440,152
Freight	1,027,191	1,912,198	860,397	860,397
Product returns	908,400	960,700	646,500	646,500
Other	1,302,967	1,679,321	3,039,343	3,039,343

Total current liabilities	19,702,009	27,637,503	24,712,209	24,712,209
LONG-TERM LINE OF CREDIT	—	—	6,525,851	6,525,851
CAPITAL LEASE OBLIGATIONS, less current maturities	41,922	70,383	60,673	60,673
LONG-TERM OBLIGATIONS, less current maturities	4,162,634	4,184,874	4,818,342	4,818,342
DEFERRED RENT OBLIGATIONS, less current portion	327,161	794,851	780,024	780,024

Total liabilities	24,233,726	32,687,611	36,897,099	36,897,099
COMMITMENTS AND CONTINGENCIES (See Note Q)
SHAREHOLDERS’ EQUITY
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued or outstanding as of August 2, 2015, February 1, 2015 and February 2, 2014	—	—	—	—
Common stock (Class A), no par value; 10,000,000 shares authorized; 3,625,860 shares issued and outstanding as of August 2, 2015, February 1, 2015 and February 2, 2014	—	—	—	—
Common stock (Class B), no par value; 200,000,000 shares authorized; 21,000,084 and 20,435,646 and 20,312,292 shares issued and outstanding as of August 2, 2015, February 1, 2015 and February 2, 2014, respectively	—	—	—	—
Capital stock	727,488	802,060	1,134,429	1,134,429
Additional paid in capital	—	—	—	34,499,634
Retained earnings	29,508,273	36,024,959	34,499,634	—
Accumulated other comprehensive loss	—	(45,000)	(35,000)	(35,000)

Total shareholders’ equity of Duluth Holdings Inc. and Subsidiary	30,235,761	36,782,019	35,599,063	35,599,063
Noncontrolling interest in variable interest entities	993,026	1,479,854	1,906,094	1,906,094

Total shareholders’ equity	31,228,787	38,261,873	37,505,157	37,505,157

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$55,462,513	$70,949,484	$74,402,256	$74,402,256

The accompanying notes are an integral part of these consolidated statements.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		For the Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014 (unaudited)	August 2, 2015 (unaudited)
Net sales	$163,088,667	$231,867,092	$79,170,480	$108,483,520
Cost of goods sold	71,087,270	100,877,240	33,417,490	45,358,716

Gross profit	92,001,397	130,989,852	45,752,990	63,124,804
Selling, general and administrative expenses	75,786,037	106,964,224	38,845,872	54,616,020

Operating income	16,215,360	24,025,628	6,907,118	8,508,784
Interest expense	248,316	341,086	127,397	112,027
Other income (expense), net	86,349	422,117	75,252	75,158

Income before income taxes	16,053,393	24,106,659	6,854,973	8,471,915
Income tax expense	—	—	—	—

Net income	16,053,393	24,106,659	6,854,973	8,471,915
Less: Net income attributable to noncontrolling interest	537,086	459,345	100,997	82,240

Net income attributable to controlling interest	$15,516,307	$23,647,314	$6,753,976	$8,389,675

Basic earnings per share (Class A and Class B):
Weighted average shares of common stock outstanding	23,631,636	23,814,798	23,814,798	23,814,798

Net income per share attributable to controlling interest	$0.66	$0.99	$0.28	$0.35

Diluted earnings per share (Class A and Class B):
Weighted average shares and equivalents outstanding	23,702,658	24,001,698	23,994,222	24,259,620

Net income per share attributable to controlling interest	$0.65	$0.99	$0.28	$0.35

Pro Forma Net Income Information (unaudited) (Note A)
Income before provision for income taxes	$15,516,307	$23,647,314	$6,753,976	$8,389,675
Pro forma provision for income taxes	6,206,523	9,458,926	2,701,590	3,355,870

Pro forma net income attributable to controlling interest	$9,309,784	$14,188,388	$4,052,386	$5,033,805

Pro forma basic net income per share attributable to controlling interest (Class A and Class B)	$0.39	$0.60	$0.17	$0.21

Pro forma diluted net income per share attributable to controlling interest (Class A and Class B)	$0.39	$0.59	$0.17	$0.21

The accompanying notes are an integral part of these consolidated statements.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014 (unaudited)	August 2, 2015 (unaudited)
Net income	$16,053,393	$24,106,659	$6,854,973	$8,471,915
Other comprehensive income
Change in value of interest rate swap agreement	25,000	13,000	14,000	10,000

Comprehensive income	16,078,393	24,119,659	6,868,973	8,481,915
Comprehensive income attributable to noncontrolling interest	562,086	517,345	158,997	82,240

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$15,516,307	$23,602,314	$6,709,976	$8,399,675

The accompanying notes are an integral part of these consolidated statements.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Fiscal Years ended February 2, 2014 and February 1, 2015 and the Six Months Ended August 2, 2015 (unaudited)

	Duluth Holdings Inc. and Subsidiary
				Accumulated other comprehensive loss	Noncontrolling interest in variable interest Entities	Total shareholders’ equity

	Capital Stock		Retained earnings
	Shares	Amount
Balance at February 4, 2013	23,938,152	$657,800	$18,420,075	$—	$146,804	$19,224,679
Amortization of stock-based compensation	—	69,688	5,891	—	—	75,579
Capital contributions	—	—	—	—	734,136	734,136
Distributions	—	—	(4,434,000)	—	(450,000)	(4,884,000)
Net income	—	—	15,516,307	—	537,086	16,053,393
Other comprehensive income from change in value of interest rate swap agreement	—	—	—	—	25,000	25,000

Balance at February 2, 2014	23,938,152	$727,488	$29,508,273	$—	$993,026	$31,228,787
Issuance of common stock	123,354	—	—	—	—	—
Amortization of stock-based compensation	—	74,572	—	—	—	74,572
Capital contributions	—	—	—	—	50,000	50,000
Distributions	—	—	(15,078,000)	—	(330,000)	(15,408,000)
Unrecognized gain (loss) on intercompany property transfer (note M)	—	—	(2,052,628)	—	2,052,628	—
Deconsolidation of Schlecht Enterprises LLC (note M)	—	—	—	—	(1,803,145)	(1,803,145)
Net income	—	—	23,647,314	—	459,345	24,106,659
Other comprehensive income (loss) from change in value of interest rate swap agreement	—	—	—	(45,000)	58,000	13,000

Balance at February 1, 2015	24,061,506	$802,060	$36,024,959	$(45,000)	$1,479,854	$38,261,873
Issuance of common stock	564,438	—	—	—	—	—
Amortization of stock-based compensation	—	332,369	—	—	—	332,369
Capital contributions	—	—	—	—	344,000	344,000
Distributions	—	—	(9,915,000)	—	—	(9,915,000)
Net income	—	—	8,389,675	—	82,240	8,471,915
Other comprehensive income from change in value of interest rate swap agreement	—	—	—	10,000	—	10,000

Balance at August 2, 2015	24,625,944	$1,134,429	$34,499,634	$(35,000)	$1,906,094	$37,505,157

The accompanying notes are an integral part of these consolidated statements.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		Six Months Ended
	February 2, 2014	February 1, 2015	August 3, 2014 (unaudited)	August 2, 2015 (unaudited)
Cash flows from operating activities
Net income	$16,053,393	$24,106,659	$6,854,973	$8,471,915
Adjustments to reconcile net income to net cash provided (used) by operating activities
Depreciation and amortization	1,246,877	1,820,683	823,372	1,173,742
Amortization of stock-based compensation	75,579	74,572	31,807	332,369
Loss on disposal of property and equipment	30,046	4,075	4,075	—
Changes in operating assets and liabilities:
Accounts receivable	9,237	(15,531)	(20,887)	(4,146)
Other receivables	(313,729)	393,086	298,645	(186,288)
Inventory	(7,952,315)	(10,554,322)	(7,540,006)	(6,124,173)
Prepaid expenses	(655,048)	(1,214,404)	(378,496)	(797,460)
Deferred catalog costs	332,542	157,516	317,836	(37,281)
Trade accounts payable	4,119,261	4,239,145	322,490	584,275
Accrued expenses and deferred rent obligations	3,424,025	3,617,153	(4,189,177)	(4,460,880)

Net cash provided by (used) in operating activities	16,369,868	22,628,632	(3,475,368)	(1,047,927)

Cash flows from investing activities
Purchases of property and equipment	(3,951,553)	(5,268,790)	(2,714,784)	(3,841,473)
Proceeds on disposal of property and equipment	100	—	—	—
Purchases of other assets	(262,280)	(105,800)	(36,374)	(15,297)
Deconsolidation of Schlecht Enterprises LLC (note M)	—	(1,772,793)	(1,772,793)	—

Net cash used in investing activities	(4,213,733)	(7,147,383)	(4,523,951)	(3,856,770)

Cash flows from financing activities
Proceeds from line of credit	34,032,820	56,614,509	27,024,686	34,085,894
Payments on line of credit	(34,032,820)	(56,014,509)	(17,374,730)	(28,160,043)
Proceeds from long-term obligations	—	632,000	632,000	800,000
Payments on long-term obligations	(385,521)	(927,392)	(825,519)	(468,095)
Payments on capital lease obligations	(12,557)	(47,004)	(17,100)	(251,406)
Change in bank overdrafts	(350,471)	—	981,423	963,683
Distributions to shareholders	(4,434,000)	(15,078,000)	(9,370,000)	(9,915,000)
Distributions to holders of noncontrolling interest in variable interest entities	(450,000)	(330,000)	(60,000)	—
Capital contributions to variable interest entities	734,136	50,000	—	344,000
Other	—	—	—	(9,018)

Net cash provided by (used) in financing activities	(4,898,413)	(15,100,396)	990,760	(2,609,985)

NET INCREASE (DECREASE) IN CASH	7,257,722	380,853	(7,008,559)	(7,514,682)
Cash at beginning of period	242,308	7,500,030	7,500,030	7,880,883

Cash at end of period	$7,500,030	$7,880,883	$491,471	$366,201

Supplemental disclosure of cash flow information
Interest paid	$242,572	$339,897	$136,579	$110,971

The accompanying notes are an integral part of these consolidated statements.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

Supplemental schedule of non-cash investing and financing activities

For the years ended February 2, 2015 and February 2, 2014, the Company recognized a decrease of $13,000 and $25,000, respectively, to its interest rate swap obligation along with a corresponding increase to shareholders’ equity. These adjustments reflect the change in value of the interest rate swap agreements (note E).

During fiscal 2014, the Company acquired property and equipment totaling $322,631 which were financed through capital lease arrangements (note G).

During fiscal 2014, the Company deconsolidated the accounts of Schlecht Enterprises LLC (note M). As a result, the Company recognized a decrease of $1,772,793 to cash, a decrease of $1,803,145 to noncontrolling interest in variable interest entities, and an increase of $30,352 to accounts payable.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE A—NATURE OF OPERATIONS AND BASIS OF PRESENTATION

1. Nature of Operations

Duluth Holdings Inc. (the Company) is a direct marketer, via catalogs and the internet, of unique, useful clothing, tools and accessories for contractors and serious do-it-yourselfers. Customers are located primarily in the United States. The Company also operates six retail stores and an outlet store across Minnesota, Iowa and southern Wisconsin. The Company’s products are marketed under the Duluth Trading Company brand, with the majority being exclusively developed and sold as Duluth Trading Company branded merchandise.

2. Basis of Presentation

The accompanying consolidated financial statements include the financial position, results of operations, and cash flows of the Company for the two-year period ended February 1, 2015. The consolidated financial statements have been presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The Company’s fiscal year ends on the Sunday closest to January 31 of the following year, and fiscal 2013 and fiscal 2014 were both 52-week periods. Fiscal 2014 and 2013 ended on February 1, 2015, and February 2, 2014, respectively. The first six months of fiscal 2015 and fiscal 2014 represent the Company’s 26-week periods ended August 2, 2015 and August 3, 2014, respectively.

The Company’s business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, the Company has recognized a significant portion of its revenue and operating profit in the fourth fiscal quarter of each year as a result of increased sales during the holiday season.

Unaudited Interim Financial Information

The accompanying consolidated financial statements as of and for the six months ended August 2, 2015 and August 3, 2014 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of the Company, include all adjustments (which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. Certain information and note disclosures normally included in consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such SEC rules and regulations as of and for the six months ended August 2, 2015 and August 3, 2014.

3. Unaudited Pro Forma Balance Sheet and Net Income Information

The unaudited pro forma balance sheet information gives effect to the Company’s “S” corporation conversion from an “S” corporation to a “C” corporation for income tax purposes, with a final distribution resulting from the termination of our “S” corporation status equal to 100% of our cumulative undistributed taxable income from the date of our formation through August 2, 2015, equal to $34.5 million. This assumes a distribution to the shareholders followed by a contribution to capital of the corporation.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE A—NATURE OF OPERATIONS AND BASIS OF PRESENTATION—Continued

3. Unaudited Pro Forma Balance Sheet and Net Income Information—(Continued)

The unaudited pro forma net income information gives effect to the anticipated conversion of the Company to a “C” corporation. Prior to such anticipated conversion, the Company was an “S” corporation and generally not subject to income taxes. The pro forma net income, therefore, includes an adjustment for income tax expense on the income attributable to controlling interest as if the Company had been a “C” corporation as of February 4, 2013 at an assumed combined federal, state and local effective income tax rate of 40%, which approximates the calculated statutory rate for each period. No pro forma income tax expense was calculated on the income attributable to noncontrolling interest because this entity will not convert to a “C” corporation.

The unaudited pro forma basic and diluted net income per share Class A and Class B is computed using unaudited pro forma net income, as discussed above.

4. Correction of Previously Issued Financial Statements

The Company has made immaterial corrections to its non-publicly issued consolidated financial statements as of and for the years ended February 1, 2015 and February 2, 2014. The Company did not issue quarterly financial statements prior to the first quarter of the Company’s fiscal year 2015. All corrections below were discovered and evaluated during the first quarter of fiscal 2015 and were deemed not material to the Company’s non-publicly issued consolidated financial statements. However, management has elected to make the following corrections:

•	Management determined it had incorrectly applied ASC Topic 605 Revenue Recognition (ASC 605) to the Company’s direct sales. The Company’s prior accounting policy recognized revenue upon shipment to the customer. Based on a review of ASC 605, management concluded that the revenue should have been recognized upon customer receipt, as this represents the point at which title and all risks and rewards of ownership of the product are passed, there is persuasive evidence that an arrangement exists, the price to the buyer is fixed or determinable and collectability is deemed to be reasonably assured.

•	Management determined that it had not properly accounted for inventory cut-off, as it relates to inventory in-transit. Due to the fact that some of the Company’s supplier contracts are based on FOB shipping terms, the Company should have recognized inventory at the time the goods were shipped from the supplier.

•	During a review of the product returns reserve, management noted merchandise exchanges were included in the Company’s analysis of the product returns reserve. Since merchandise exchanges are not considered returns, management should have excluded them from the analysis. The Company has subsequently revised its analysis of the product returns reserve to exclude merchandise exchanges.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE A—NATURE OF OPERATIONS AND BASIS OF PRESENTATION—Continued

4. Correction of Previously Issued Financial Statements—(Continued)

The following table presents the previously reported and the corrected balances as of and for the fiscal years ended February 1, 2015 and February 2, 2014:

		February 2, 2014		February 1, 2015
Financial Statements	Line Item	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted
Balance Sheets	Total current assets	$41,114,604	$41,736,883	$52,029,233	$53,351,391
Balance Sheets	Total current liabilities	18,677,730	19,702,009	25,431,346	27,637,503
Balance Sheets	Retained earnings	29,852,273	29,508,273	36,863,958	36,024,959
Statement of Operations	Net sales	162,974,667	163,088,667	232,760,092	231,867,092
Statement of Operations	Gross profit	91,955,397	92,001,397	131,484,851	130,989,852
Statement of Operations	Operating income	16,169,360	16,215,360	24,520,627	24,025,628
Statement of Operations	Net income	16,007,393	16,053,393	24,601,658	24,106,659

There were no changes to operating, investing and financing cash flows.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The consolidated financial statements include the accounts of the parent, Duluth Holdings Inc., and its wholly-owned subsidiary, Duluth Trading Company, LLC. The Company also consolidates Schlecht Enterprises LLC (Schlecht) and Schlecht Retail Ventures LLC (SRV) as variable interest entities (note M). Effective May 21, 2014, Schlecht is no longer considered a variable interest entity and is not consolidated after that date. All significant intercompany balances and transactions have been eliminated.

2. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

3. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At various times during the year, the Company has certain cash balances deposited in financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk.

4. Inventory Valuation

Inventory, consisting of purchased product, is valued at the lower of cost or market with cost determined under the first-in, first-out method.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

5. Deferred Catalog Costs and Other Advertising Expenses

The costs of direct response advertising, which consists of the cost of producing, printing and mailing catalogs, are capitalized as deferred catalog costs and amortized over the expected term of the related revenue stream (generally 3 to 5 months from the date catalogs are mailed). Total catalog expenses were $21,130,000 and $19,608,000 in fiscal 2014 and fiscal 2013, respectively.

The Company’s non-direct response advertising costs are expensed as they are incurred. Non-direct response advertising costs, primarily costs of direct mail, promotional items, billboards, web marketing programs, and radio and television advertisements, were $28,262,000 and $17,656,000 for the years ended February 1, 2015 and February 2, 2014, respectively.

6. Property and Equipment

Property and equipment are carried at cost and are generally depreciated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Depreciable lives by major classification are as follows:

Years
Land improvements	15 - 40
Leasehold improvements	5 - 15
Buildings	39
Vehicles	5 - 10
Warehouse equipment	5 - 15
Office equipment and furniture	3 - 10
Computer equipment	3 - 5

The Company recorded depreciation expense of $1,753,000 and $1,234,000 for the years ended February 1, 2015 and February 2, 2014, respectively.

7. Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired. ASC Topic 350, Intangibles-Goodwill and Other, requires that goodwill be tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. The Company’s management uses its judgment in assessing whether goodwill may have become impaired between annual impairment tests. Indicators such as unexpected adverse business conditions, economic factors, competitive activities, loss of key personnel and acts by governments may signal that an asset has become impaired.

Total goodwill is reported in the Company’s direct segment. Management performed a qualitative assessment of goodwill as of December 31, 2014 and 2013, and determined that it was more likely than not that the fair value of the Company was greater than its carrying amount; as such, no further evaluation of goodwill was deemed necessary. No impairment was recognized for the years ended February 1, 2015 or February 2, 2014.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

8. Other Assets

Other assets include loan origination fees, trade names and other non-current assets which are amortized over their estimated useful lives ranging from four to fifteen years. Other assets also include security deposits required by certain of the Company’s lease agreements (note G) and prepaid expenses which are not expected to be amortized within the next 12 months. During fiscal 2014, the Company wrote off certain loan origination fees which were no longer in service. The Company recorded amortization expense of $68,000 and $13,000 for the years ended February 1, 2015 and February 2, 2014, respectively. At February 1, 2015 and February 2, 2014, total accumulated amortization of other assets is $108,000 and $41,000, respectively.

Scheduled future amortization of amortizable other assets is as follows as of February 1, 2015:

Fiscal Year
2015	$68,000
2016	67,000
2017	31,000
2018	1,000
2019	1,000
Thereafter	2,000

$170,000

9. Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the asset or group of assets. Such analyses necessarily involve judgment.

For the years ended February 1, 2015 and February 2, 2014, management did not identify any events or changes in circumstances that indicated the potential impairment of long-lived assets.

10. Deferred Rent Obligation

Certain of the Company’s operating lease agreements (note G) contain provisions for future rent increases, a rent free period, and/or a period in which rental payments are reduced (abated). For each such agreement, the total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to deferred rent obligations, the current portion of which is included in accrued expenses in the consolidated balance sheets.

11. Revenue Recognition

The Company recognizes revenue when the following four criteria are met:

•	persuasive evidence of an arrangement exists;

•	title has passed to the customer;

•	the sales price is fixed and determinable and no further obligation exists; and

•	collectability is reasonably assured.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

11. Revenue Recognition—(Continued)

These criteria are met upon customer receipt of the product (for direct sales) or at the point of sale (for retail store transactions). At the time of revenue recognition, the Company provides for estimated costs that may be incurred for product warranties and sales returns. A liability is recognized at the time a gift card is sold, and revenue is recognized at the time the gift card is redeemed for merchandise.

12. Shipping and Processing

Shipping and processing revenue generated from customer orders has been classified as a component of net sales and recognized upon customer receipt of the product. Shipping and processing expense, including handling expense, is classified as a component of selling, general and administrative expenses in the consolidated statements of earnings. Shipping and handling expense totaled $16,344,000 and $11,695,000 for the years ended February 1, 2015 and February 2, 2014, respectively.

13. Stock-Based Compensation

Stock issued to advisory board members is accounted for in accordance with ASC Topic 718, Stock Compensation, which requires the Company to account for stock issuances under the fair value-based method, in which compensation cost is measured at the grant date based on the fair value of the award and is recognized over the vesting period. Stock issued to advisory board members vests evenly over a period of three to four years, based on the terms of each individual award.

Stock issued to key employees and executives (Employee Restricted Stock) is accounted for in accordance with ASC 718 guidance related to share-based payments to employees, which requires all share-based payments to employees, including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans, to be measured at fair value and expensed in the consolidated statements of earnings over the service period (generally the vesting period) of the related agreement.

Employee restricted stock typically vests over a period of two to five years based on the terms for each individual award. Generally, the Company recognizes compensation expense evenly over the vesting periods.

14. Taxes Collected from Customers

The Company presents all non-income government-assessed taxes (sales, use and value-added taxes) collected from its customers and remitted to governmental agencies on a net basis (excluded from revenue) in its consolidated financial statements.

15. Income Taxes

For federal and state income tax purposes, the Company and its shareholders have elected to be treated as an S Corporation in accordance with the provisions of Subchapter S of the Internal Revenue Code. Schlecht and SRV are limited liability companies. Therefore, the Company’s, Schlecht’s, and SRV’s taxable income or loss is includable in the individual income tax returns of the shareholders and members, as applicable, for both federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes in the consolidated financial statements.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

15. Income Taxes—(Continued)

ASC Topic 740, Income Taxes, provides guidance related to the accounting for uncertainty in income taxes establishes the criteria that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company’s financial statements. As required, management of the Company has assessed whether there remains any income tax exposure related to its tax positions. Management does not believe there is any uncertainty with respect to its tax positions which would result in a material change to the consolidated financial statements. Any exposure would be reflected and included in the amounts ultimately recognized on the shareholders’ or members’ tax filings.

If applicable, the Company, Schlecht and SRV record interest and penalties associated with uncertain tax positions as income tax expense. For the years ended February 1, 2015 and February 2, 2014, the Company, Schlecht and SRV have not recorded any expense for interest or penalties.

The Company, Schlecht, and SRV file income tax returns in the United States federal jurisdiction and in the state of Wisconsin. The Company also filed an income tax return in the state of Michigan through the tax year ended December 31, 2011 and files an income tax return in the state of Minnesota beginning with the tax year ended December 31, 2013. For all entities, as applicable, federal tax returns for tax years beginning January 1, 2011, and state tax returns for tax years beginning January 1, 2010, remain open.

16. Other Comprehensive Income or Loss

Other comprehensive income or loss represents the change in equity from non-shareholder or non-member transactions, which is not included in the statements of earnings but is reported as a separate component of shareholders’ or members’ equity. For the years ended February 1, 2015 and February 2, 2014, other comprehensive income or loss consists of changes in the fair value of the Company’s interest rate swap agreements. Accumulated other comprehensive income or loss attributable to Schlecht is included as a component of noncontrolling interest in variable interest entities in the consolidated statements of shareholders’ equity.

17. Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., an exit price). The exit price is based on the amount that the holder of the asset or liability would receive or need to pay in an actual transaction (or in a hypothetical transaction if an actual transaction does not exist) at the measurement date.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, the Company uses valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, the Company may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

The carrying values of cash, accounts receivable, accounts payable and long-term obligations approximate fair value. The carrying value of goodwill and intangible assets are tested annually, or more frequently if an event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3).

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE C—LINES OF CREDIT

The Company had available a $30,000,000 revolving line of credit from a bank, subject to certain borrowing base limits, which expired in July 2015 and bears interest, payable monthly, at a rate equal to the one-month LIBOR rate plus 1.5 percentage points (effective rate of 1.7% on February 1, 2015). The Company had no borrowings outstanding on the line of credit at February 1, 2015 or February 2, 2014. The maximum available funds under the line of credit agreement were reduced annually to $10,000,000 for the period from January 1 through March 31.

The line of credit was secured by essentially all assets of the Company and required that the Company maintain certain financial and non-financial covenants, including a minimum tangible net worth ratio and a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA). As of August 2, 2015, February 1, 2015 and February 2, 2014, and for the six months and years then ended, the Company was in compliance with all financial and non-financial covenants.

On July 27, 2015, the Company amended its line of credit from a bank with availability of $40,000,000, subject to certain borrowings base limits, which expires July 2018 and bears interest, payable monthly, at a rate equal to one-month LIBOR rate plus 1.25 percentage points. This line of credit requires that the Company maintain certain financial and non-financial covenants, including a minimum tangible net worth and minimum trailing twelve month EBITDA.

Effective in July 2014, SRV had available a $600,000 revolving line of credit from a bank which bore interest, payable monthly, at a rate equal to the one-month LIBOR rate plus 1.5 percentage points. The Company has outstanding borrowings of $600,000 on the line of credit at February 1, 2015. The outstanding balance was paid in full in February 2015.

NOTE D—LONG-TERM OBLIGATIONS

Duluth Holdings Inc. and Subsidiary and Schlecht Enterprises LLC

During fiscal 2014, the Company entered into a mortgage note with an original balance of $632,000. The note expires in May 2019 and requires monthly payments of $5,300 plus interest at 4%, with a final balloon payment due in May 2019. The balance outstanding on the note is $558,262 and $589,864 at August 2, 2015 and February 1, 2015, respectively.

Schlecht entered into a mortgage note with an original balance of $3,750,000. The note expires in March 2017 and requires monthly payments of $11,900 plus interest at a rate equal to the one-month LIBOR rate plus 1.75 percentage points (effective rate of 1.9% on February 1, 2015), with a final balloon payment due in March 2017. The balance outstanding on the note is $3,274,000, $3,345,400 and $3,488,200 at August 2, 2015, February 1, 2015 and February 2, 2014, respectively. In May 2014, this note was assumed by the Company in conjunction with the Company’s acquisition of the related real property from Schlecht (note M). In connection with the mortgage note, the Company and Schlecht entered into an interest rate swap agreement to reduce the impact of changes in the interest rate (note E).

The mortgage notes are secured by a commercial guaranty from the Company and collateralized by the existing real property owned by the Company in Belleville, Wisconsin. The agreements also require that the Company maintain certain financial and non-financial covenants, including a minimum tangible net worth ratio and a maximum ratio of funded debt to EBITDA. As of August 2, 2015, February 1, 2015 and February 2, 2014, and for the six months and years then ended, the Company was in compliance with all financial and non-financial covenants.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE D—LONG-TERM OBLIGATIONS—Continued

Duluth Holdings Inc. and Subsidiary and Schlecht Enterprises LLC—(Continued)

The Company also had a term note with an original balance of $900,000. The balance outstanding on the note was $183,249 at February 3, 2013. The agreement terminated and the note was paid in full in August 2013.

Schlecht Retail Ventures LLC

SRV has a mortgage note with an original balance of $536,250. The note expires in August 2016 and requires monthly payments of $3,400, including interest at 4.5%, with a final balloon payment due in August 2016. The balance outstanding on the note is $465,473, $475,283 and $494,075 at August 2, 2015, February 1, 2015 and February 2, 2014, respectively. The note is guaranteed by the Company’s majority shareholder and collateralized by certain real property owned by SRV in Mt. Horeb, Wisconsin. The note also requires that SRV maintain certain financial and non-financial covenants, including a debt service coverage ratio. As of August 2, 2015, February 1, 2015 and February 2, 2014, and for the six months and years then ended, the Company was in compliance with all financial and non-financial covenants.

SRV had a second mortgage note with an original balance of $400,000. The balance outstanding on the note is $341,951 and $355,179 at February 1, 2015 and February 2, 2014, respectively. The agreement terminated and the note was paid in full in February 2015.

SRV had a third mortgage note with an original balance of $800,000. The balance outstanding on the note is $710,436 at February 2, 2014. The note was paid in full in May 2014.

Future principal maturities of all long-term obligations of the Company and SRV are as follows as of February 1, 2015:

Fiscal year
2015	$567,624
2016	661,618
2017	3,123,004
2018	63,204
2019	337,048

$4,752,498

In February 2015, SRV entered into a mortgage note with an original balance of $800,000. The note expires in September 2017 and requires monthly payments of $3,300 plus interest at 3.1%, with a final balloon payment due in September 2017. The balance outstanding on the note is $786,668 at August 2, 2015. The note is guaranteed by the Company’s majority shareholder and collateralized by certain real property owned by SRV in Mt. Horeb, Wisconsin.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE E—DERIVATIVE FINANCIAL INSTRUMENT

The Company uses an interest rate swap to manage its interest rate risk on the Company’s mortgage note due March 2017 (see Note D—Long-Term Obligations). The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate swap agreement has a notional principal amount equal to the outstanding balance on the mortgage note and matures in March 2017. The agreement effectively changes the Company’s interest rate exposure on the entire outstanding balance of the mortgage note to a fixed rate of 3%. The interest rate swap is designated as a cash flow hedge and qualifies for hedge accounting treatment using the shortcut method. Under the shortcut method, there are no gains or losses recognized due to hedge ineffectiveness and the change in the fair value of the interest rate swap is assumed to perfectly offset the change in fair value of the hedged debt. As a result, the Company reports changes in the fair value of the interest rate swap as other comprehensive income or loss in the period of change.

The fair value of the interest rate swap agreement recorded as a liability included in other accrued expenses on the accompanying Consolidated Balance Sheets is as follows:

	February 2, 2014	February 1, 2015	August 2, 2015 (unaudited)
Interest rate swap	$58,000	$45,000	$35,000

NOTE F—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s interest rate swap agreement is valued in accordance with ASC 820 on fair value measurements. The guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable, as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, most derivative contracts are not listed on an exchange and require the use of valuation models. Consistent with the framework, the Company attempts to maximize the use of observable market inputs in its models. When observable inputs are not available, the Company defaults to unobservable inputs. Derivatives valued based on models with significant unobservable inputs that are not actively traded (or for which trade activity is one-way) are classified within Level 3 of the fair value hierarchy. The Company obtains fair value information regarding the interest rate swap agreements directly from the counter party. The model is based on observable inputs; therefore, the resulting obligation is classified within Level 2 of the fair value hierarchy at February 1, 2015 and February 2, 2014.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE G—LEASES

Duluth Holdings Inc. and Subsidiary

During fiscal 2013, the Company leased retail store facilities in Port Washington, Wisconsin, from a third party under an agreement that was accounted for as an operating lease. On December 27, 2013, the leased property was acquired by Schlecht Port Washington, LLC (SPW), a Wisconsin limited liability company that is owned by the majority shareholder of the Company, and is therefore considered a related party. In conjunction with the acquisition, all lessor rights and obligations under the agreement were assigned to SPW and certain lease terms were amended. The amended agreement continues to be accounted for as an operating lease and expires in December 2023. The Company has the option to renew the lease for one additional five-year period under substantially the same terms. As of February 1, 2015, management is uncertain regarding the likelihood that the Company will exercise the renewal option. The agreement includes a period of rent abatement and requires monthly rental payments of $10,600 beginning in October 2013. The agreement also requires the Company to pay operating costs, defined as applicable real estate taxes, insurance, and common area maintenance charges. Beginning in January 2015, monthly payments increase by 2% annually. Rental expense was $114,000 and $90,000 under this agreement for the years ended February 1, 2015 and February 2, 2014, respectively.

Effective in April 2013, the Company leases retail store facilities in Bloomington, Minnesota, under an agreement that is accounted for as an operating lease and expires in January 2024. The Company has options to renew the lease for three additional periods of five-years each under substantially the same terms. As of February 1, 2015, management is uncertain regarding the likelihood that the Company will exercise the renewal options. The agreement includes a period of rent abatement and requires monthly rental payments of $18,800 beginning in November 2013. Beginning in May 2018, monthly payments increase to $20,700. The agreement also requires the Company to pay operating costs, defined as applicable real estate taxes, insurance, and common area maintenance charges. Rental expense was $223,000 and $163,000 under this agreement for the years ended February 1, 2015 and February 2, 2014, respectively.

Effective in October 2013, the Company entered into a lease agreement for retail store facilities in Duluth, Minnesota, under an agreement that is accounted for as an operating lease and expires in July 2019. The Company has options to renew the lease for two additional periods of five-years each under substantially the same terms. As of February 1, 2015, management is uncertain regarding the likelihood that the Company will exercise the renewal options. The agreement includes a period of rent abatement and requires monthly rental payments of $7,600 throughout the initial term. The agreement also requires the Company to pay applicable real estate taxes for the property. Rental expense was $76,000 under this agreement for the year ended February 1, 2015. The Company incurred no rental expense under this agreement for the year ended February 2, 2014.

Effective in March 2014, the Company leases warehouse facilities in Sparks, Nevada, under an agreement that is accounted for as an operating lease and expires in March 2017. The agreement requires monthly rental payments of $26,800 beginning in May 2014. Rental expense was $242,000 under this agreement for the year ended February 1, 2015.

Effective in May 2014, the Company leases retail store facilities in Fridley, Minnesota, under an agreement that is accounted for as an operating lease and expires in September 2024. The Company has options to renew the lease for two additional periods of five-years each under substantially the same terms. As of February 1, 2015, management is uncertain regarding the likelihood that the Company will exercise the renewal options. The agreement includes a period of rent abatement and requires monthly rental payments of $18,300 beginning in November 2013. Beginning in October 2019, monthly payments increase to $20,200. The agreement also

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE G—LEASES—Continued

Duluth Holdings Inc. and Subsidiary—(Continued)

requires the Company to pay operating costs, defined as applicable real estate taxes, insurance, and common area maintenance charges. Rental expense was $118,000 under this agreement for the year ended February 1, 2015.

Effective in December 2014, the Company leases retail store facilities in Ankeny, Iowa, under an agreement that is accounted for as an operating lease and expires in April 2025. The Company has options to renew the lease for three additional periods of five-years each under substantially the same terms. As of February 1, 2015, management is uncertain regarding the likelihood that the Company will exercise the renewal options. The agreement includes a period of rent abatement and requires monthly rental payments of $9,200 beginning in May 2015. Beginning in May 2020, monthly payments increase to $10,700. The agreement also requires the Company to pay operating costs, defined as applicable real estate taxes, insurance, and common area maintenance charges. The Company incurred no rental expense under this agreement for the year ended February 1, 2015.

The Company leases certain personal property from the majority shareholder for use in the Company’s retail operations. The agreement is accounted for as an operating lease and requires annual payments of $6,500 through February 2020. The Company recorded rental expense of $6,500 in each of the years ended February 1, 2015 and February 2, 2014 under this agreement. The Company also leases certain office equipment from a third party under an arrangement which is accounted for as an operating lease. The agreement requires monthly payments of $1,200 and expires in December 2019.

Future minimum payments under all non-cancellable operating lease obligations are as follows as of February 1, 2015:

Fiscal year	Related party	Other	Total
2015	$126,000	$903,000	$1,029,000
2016	139,000	981,000	1,120,000
2017	142,000	716,000	858,000
2018	145,000	679,000	824,000
2019	147,000	645,000	792,000
Thereafter	579,000	2,794,000	3,373,000

	$1,278,000	$6,718,000	$7,996,000

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE G—LEASES—Continued

Duluth Holdings Inc. and Subsidiary—(Continued)

The Company leases certain property and equipment under arrangements which are accounted for as capital leases. The agreements require aggregate monthly payments of $8,100 and expire on various dates through July 2024. The related capitalized assets and accumulated depreciation are as follows as of February 1, 2015 and February 2, 2014:

	February 2, 2014	February 1, 2015
Leasehold improvements	$—	$48,805
Warehouse equipment	—	263,826
Computer equipment	45,166	55,166
Software	22,683	22,683

	67,849	390,480
Less accumulated depreciation	22,770	79,131

	$45,079	$311,349

Amortization of assets held under capital lease is included with depreciation expense in selling, general and administrative expense in the consolidated statements of earnings. The following is a schedule of minimum lease payments under the capital leases as of February 1, 2015:

Fiscal year
2015	$266,694
2016	24,280
2017	18,453
2018	6,800
2019	6,800
Thereafter	30,033

Total minimum lease payments	353,060
Less imputed interest	21,927

Present value of minimum lease payments	331,133
Less current maturities	260,750

Long-term portion	$70,383

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE G—LEASES—Continued

Schlecht Retail Ventures LLC

SRV is the lessor of certain real property under an agreement which requires monthly payments of $3,600 through June 2016. SRV is the lessor of certain other real property under a second agreement which requires quarterly payments of $500 and expires in September 2018. Effective in December 2013, SRV is also the lessor of certain real property under a third agreement which requires monthly payments of $3,800 through July 2018. The third agreement also requires the lessee to pay a portion of applicable real estate taxes for the property. All agreements are accounted for as operating leases. Rental income is included in net other income in the consolidated statements of earnings and was $90,000 and $50,000 for the years ended February 1, 2015 and February 2, 2014, respectively. Scheduled future collections under these agreements are as follows as of February 1, 2015:

Fiscal year
2015	$91,000
2016	65,000
2017	48,000
2018	24,000

$228,000

NOTE H—RELATED PARTIES

The Company leases certain personal property from the majority shareholder and certain real property from SPW, an entity owned by this shareholder (note G). The Company also has outstanding receivables from SPW totaling $52,000 at February 2, 2014. Such receivables are included in other receivables in the consolidated balance sheets and were collected in full during fiscal 2014.

NOTE I—RETIREMENT PLAN

The Company has a contributory 401(k) profit sharing plan (the Plan) which covers all employees who have attained age 21 and who have met minimum service requirements. The Company makes quarterly non-discretionary “safe harbor” matching contributions to the Plan equal to 100% of the basic contribution made by each participant on the first 3% of his or her compensation plus 50% of the basic contribution made by each participant on the next 2% of his or her compensation.

The Company is also permitted to make discretionary profit sharing contributions to the Plan. For the plan year ended December 31, 2013, the Company elected to make a profit sharing contribution to the Plan on behalf of all eligible participants equal to 5% of eligible wages, as defined by the Plan. There was no profit sharing contribution for the plan year ended December 31, 2014.

The Company’s total expenses under the Plan were $373,000 and $583,000 for the years ended February 1, 2015 and February 2, 2014, respectively.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE J—CAPITAL STOCK

The Company has two classes of common stock: Class A (voting shares, 3,625,860 issued and outstanding at both February 1, 2015 and February 2, 2014) and Class B (non-voting shares, 20,435,646 and 20,312,292 issued and outstanding at February 1, 2015 and February 2, 2014, respectively). There are no differences in the classes of common stock except for voting rights.

During fiscal 2014, the Company awarded and issued 123,354 shares of Class B common stock to an employee under a restricted stock agreement with the grantee (note L).

At February 1, 2015 and February 2, 2014, SRV has contributed members’ equity of $1,567,206 and $1,517,206, respectively. At February 2, 2014, Schlecht has contributed members’ equity of $100. These amounts are included in noncontrolling interest in variable interest entities in the consolidated statements of shareholders’ equity.

NOTE K—SHAREHOLDERS AGREEMENT

The shareholders have entered into a Shareholders Agreement that imposes certain restrictions and obligations on the shareholders with respect to their common stock. Shareholders are not permitted to transfer shares unless permitted by the Shareholders Agreement. The Company and the other shareholders have a right of first refusal with respect to any shares offered for sale. Under certain circumstances, shareholders may be obligated to sell or transfer their stock.

NOTE L—STOCK-BASED COMPENSATION

The Company has issued restricted stock to key employees, executives and advisory board members (grantees) under restricted stock agreements between the Company and the grantees. These issuances consist of shares of Class B common stock that vest evenly over a period of two to five years from the issue date and become fully vested on the applicable anniversary date of each restricted stock agreement, unless otherwise stated in the terms of each individual award. These shares are generally subject to mandatory redemption upon termination, retirement, resignation or death subject to the terms of the amended Shareholders Agreement (note K); however, redemption of these shares may not occur during the six-month period immediately following the vesting of such shares.

The restricted stock is valued based on the estimated fair value of the Company’s common stock on the grant date. For awards granted in fiscal 2014, the fair value of the Company’s common stock was calculated by an independent third party and was estimated by taking the average of the results of applying discounted cash flow and market comparable analyses. This value was then discounted due to the lack of marketability and liquidity of the restricted stock.

Total stock compensation expense associated with restricted stock recognized by the Company during the six month periods ended August 2, 2015 and August 3, 2014 was $332,000 and $32,000, respectively. Total stock compensation expense associated with restricted stock recognized by the Company during fiscal 2014 and fiscal 2013 was $75,000 and $76,000 respectively.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE L—STOCK-BASED COMPENSATION—Continued

The following is a summary of restricted stock activity as of August 2, 2015, February 1, 2015 and February 2, 2014 and for the six months and years then ended:

	Shares	Weighted average fair value per share
Outstanding at February 4, 2013 and February 2, 2014*	1,581,174	$0.59
Granted	123,354	2.58

Outstanding at February 1, 2015	1,704,528	0.74
Granted	564,438	3.35

Outstanding at August 2, 2015	2,268,966	$1.39

* There was no activity during fiscal year 2013

The following is a summary of the status of the non-vested shares of restricted stock outstanding as of August 2, 2015, February 1, 2015 and February 2, 2014 and for the six months and years then ended:

	Shares	Weighted average fair value per share
Outstanding at February 4, 2013	392,490	$0.65
Vested	(269,136)	0.59

Outstanding at February 1, 2014	123,354	0.76
Granted	123,354	2.58

Outstanding at February 1, 2015	246,708	1.67
Granted	564,438	3.35

Outstanding at August 2, 2015	811,146	$2.84

At August 2, 2015, the Company has unrecognized compensation expense of $1,860,000 related to the restricted stock awards, which is expected to be recognized over a weighted average period of 2.9 years.

NOTE M—VARIABLE INTEREST ENTITIES

Schlecht Retail Ventures LLC

The Company leases certain retail store facilities and office buildings from SRV, a variable interest entity (VIE) whose primary purpose and activity is to own this real property. SRV is a Wisconsin limited liability company that is owned by the majority shareholder of the Company. The Company considers itself the primary beneficiary for SRV as the Company is expected to receive a majority of SRV’s expected residual returns based on the activity of SRV. As the Company is the primary beneficiary, it consolidates SRV and the lease is eliminated in consolidation.

On May 21, 2014, the Company acquired certain real property of SRV with a net book value of $1,000,528 for cash consideration of $1,056,700. SRV recorded the $56,172 gain on disposal of this property as an adjustment to retained earnings. The Company recorded the cost and accumulated depreciation of the acquired

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE M—VARIABLE INTEREST ENTITIES—Continued

Schlecht Retail Ventures LLC—(Continued)

property at book value and recorded the excess purchase price over net book value as an adjustment to retained earnings. As a result, the consolidated balance sheet was not impacted by this transaction.

The Company terminated its lease agreement with SRV for this property at the time of acquisition but the Company continues to lease other property from SRV; as such, the Company still considers itself the primary beneficiary for SRV and continues to consolidate SRV.

Schlecht Enterprises LLC

Through May 21, 2014, the Company leased certain distribution and administrative office facilities from Schlecht, a VIE whose sole purpose and activity was to own this real property. Schlecht is a Wisconsin limited liability company that is owned by the majority shareholder of the Company. Through May 21, 2014, the Company considered itself the primary beneficiary for Schlecht as the Company was expected to receive a majority of Schlecht’s expected residual returns based on the activity of Schlecht. As the Company was the primary beneficiary, it consolidated Schlecht through that date and the lease is eliminated in consolidation.

On May 21, 2014, the Company acquired certain real property of Schlecht with a net book value of $2,972,501 for total consideration of $4,983,600. The Company assumed Schlecht’s existing mortgage note on the property (note D), which had a carrying value of $3,440,600, and paid the remaining consideration of $1,543,000 in cash. In conjunction with the assumption of the note, the Company also assumed Schlecht’s related capitalized loan origination fees with a net book value of $14,643. Schlecht recorded the $1,996,456 gain on disposal of these assets as an adjustment to retained earnings. The Company recorded the cost and accumulated depreciation and amortization of the acquired property and loan origination fees at book value and recorded the excess purchase price over net book value as an adjustment to retained earnings. As a result, the consolidated balance sheet was not impacted by this transaction.

The Company terminated its lease agreement with Schlecht for this property at the time of acquisition. As a result of this termination, the Company no longer leases any assets from Schlecht and the Company no longer considers itself the primary beneficiary for Schlecht. As such, the Company no longer consolidates Schlecht effective May 21, 2014.

At the time of deconsolidation, Schlecht had the following assets and liabilities which were removed from the consolidated balance sheet:

Cash	$1,772,793
Receivable from Duluth Holdings Inc.	30,352

Total assets	$1,803,145

Liabilities	—
Noncontrolling interest in VIE	1,803,145

Total liabilities and shareholders’ equity	$1,803,145

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE M—VARIABLE INTEREST ENTITIES—Continued

Schlecht Enterprises LLC—(Continued)

The consolidated financial statements include the following amounts as a result of the consolidation of these VIEs as of February 1, 2015 and February 2, 2014:

	February 2, 2014	February 1, 2015
Cash	$266,267	$61,085
Other receivables	12,586	6,192
Property and equipment, net	5,858,707	2,852,366
Other assets, net	20,325	1,416

Total assets	$6,157,885	$2,921,059

Line of credit	$—	$600,000
Long-term debt	5,047,890	817,234
Interest rate swap obligation	58,000	—
Other current liabilities	58,969	23,956
Noncontrolling interest in VIE	993,026	1,479,854

Total liabilities and shareholders’ equity	6,157,885	2,921,044

Intercompany accounts payable/accounts receivable eliminated in consolidation	$—	$15

The real property owned by each VIE is collateral for certain of each VIE’s respective long-term obligations (note D).

Schlecht Port Washington LLC

The Company does not consolidate SPW as the Company is not the primary beneficiary.

NOTE N—SIGNIFICANT SUPPLIERS

The Company’s principal supplier of inventory accounted for 59% and 51% of total inventory expenditures in fiscal 2014 and fiscal 2013, respectively. The Company also had a second supplier that accounted for 16% and 15% of total inventory expenditures in fiscal 2014 and fiscal 2013, respectively.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE O—PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	February 2, 2014	February 1, 2015	August 2, 2015 (unaudited)
Land and land improvements	$1,104,494	$1,106,809	$1,106,809
Leasehold improvements	2,873,860	4,051,930	4,854,772
Buildings	7,723,325	8,990,938	8,990,938
Vehicles	97,709	97,709	97,709
Warehouse equipment	1,310,114	1,724,157	2,115,870
Office equipment and furniture	2,515,593	3,894,163	4,577,729
Computer equipment	1,244,307	1,423,781	1,609,561
Software	2,754,805	3,620,276	5,964,088

	19,624,207	24,909,763	29,317,476
Accumulated depreciation and amortization	(6,675,572)	(8,144,558)	(9,281,875)

	12,948,635	16,765,205	20,035,601
Construction in progress	94,689	114,362	265,182

Property and equipment, net	$13,043,324	$16,879,567	$20,300,783

NOTE P—EARNINGS PER SHARE

Earnings per share is computed under the provisions of ASC Topic 260, Earnings Per Share. Basic earnings per share is based on weighted average number of common shares outstanding for the period. Diluted earnings per share is based on the weighted average number of common shares plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding restricted stock. The weighted average shares used for earnings per share is as follows:

	Fiscal Year Ended		Six Months Ended (unaudited)
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
Basic weighted average shares	23,631,636	23,814,798	23,814,798	23,814,798
Effect of common stock equivalents	71,022	186,900	179,424	444,822

Diluted weighted average shares	23,702,658	24,001,698	23,994,222	24,259,620

NOTE Q—COMMITMENTS AND CONTINGENCIES

From time to time, the Company becomes involved in lawsuits and other claims arising from its ordinary course of business. Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation or claim, management is currently unable to predict the ultimate outcome of any litigation or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. Management believes, after considering a number of factors and the nature of any outstanding litigation or claims, that the outcome will not have a material effect upon the Company’s results of operations, financial condition or cash flows. However, because of the unpredictable nature of these matters, the Company cannot provide any assurances regarding the outcome of any litigation or claim to which it is a party or the impact on it of an adverse ruling in such matters.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE R—SEGMENT REPORTING

The Company has two operating segments, which are also its reportable segments: direct and retail. The direct segment include revenues from the Company’s website and catalogs. The retail segment include revenues from the Company’s retail and outlet stores. These two operating segments are components of the Company for which separate financial information is available and for which operating results are evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources and in assessing the performance of the segments.

Interest expense, income tax expense, corporate expenses, which include but are not limited to: human resources, legal, finance, information technology, design and other corporate related expenses are included in the Company’s direct segment. Depreciation and amortization, and property and equipment expenditures are recognized in each respective segment.

Variable allocations of assets are not made for segment reporting. The Company does not have any assets outside of the United States. Sales outside of the United States were insignificant.

Segment information is presented in the following tables:

	Fiscal Year Ended		Six Months Ended (unaudited)
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
Net sales
Direct	$152,895,732	$208,908,705	$71,840,114	$94,697,813
Retail	10,192,935	22,958,387	7,330,366	13,785,707

Total	$163,088,667	$231,867,092	$79,170,480	$108,483,520

	Fiscal Year Ended		Six Months Ended (unaudited)
	February 2, 2014	February 1, 2015	August 3, 2014	August 2, 2015
Operating income
Direct	$15,195,243	$19,500,101	$6,005,190	$6,144,363
Retail	1,020,117	4,525,527	901,928	2,364,421

Total	$16,215,360	$24,025,628	$6,907,118	$8,508,784

Segment total assets

	February 2, 2014	February 1, 2015	August 2, 2015 (unaudited)
Direct	$49,790,248	$61,653,005	$63,483,936
Retail	5,672,265	9,296,479	10,918,320

Total assets at period end	$55,462,513	$70,949,484	$74,402,256

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE R—SEGMENT REPORTING—Continued

Segment depreciation and amortization

	Fiscal Year Ended
	February 2, 2014	February 1, 2015
Direct	$886,488	$1,137,638
Retail	360,389	683,045

Total Depreciation and amortization	$1,246,877	$1,820,683

Segment capital expenditures

	Fiscal Year Ended
	February 2, 2014	February 1, 2015
Direct	$2,149,195	$2,612,738
Retail	1,802,358	2,656,052

Total Capital expenditures	$3,951,553	$5,268,790

NOTE S—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fiscal 2014
	First Quarter	% of Net Sales	Second Quarter	% of Net Sales	Third Quarter	% of Net Sales	Fourth Quarter	% of Net Sales
Net sales	$43,310,455	100.0%	$35,860,025	100.0%	$42,566,086	100.0%	$110,130,526	100.0%
Gross profit	25,060,814	57.9%	20,692,176	57.7%	23,938,349	56.2%	61,298,513	55.7%
Operating income	2,769,585	6.4%	4,137,533	11.5%	3,108,262	7.3%	14,010,248	12.7%
Net income attributable to controlling interest	2,652,887	6.1%	4,101,089	11.4%	2,993,926	7.0%	13,899,412	12.6%
Basic earnings per common share attributable to controlling interest (Class A and B)	0.11		0.17		0.13		0.58
Diluted earnings per common share attributable to controlling interest (Class A and B)	0.11		0.17		0.13		0.58

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE S—QUARTERLY FINANCIAL DATA (UNAUDITED)—Continued

	Fiscal 2013
	First Quarter	% of Net Sales	Second Quarter	% of Net Sales	Third Quarter	% of Net Sales	Fourth Quarter	% of Net Sales
Net sales	$29,460,960	100.0%	$23,191,615	100.0%	$31,589,650	100.0%	$78,846,442	100.0%
Gross profit	16,918,597	57.4%	13,638,881	58.8%	17,859,284	56.5%	43,584,635	55.3%
Operating income	2,327,862	7.9%	2,774,492	12.0%	1,472,514	4.7%	9,640,492	12.2%
Net income attributable to controlling interest	2,169,759	7.4%	2,615,258	11.3%	1,255,420	4.0%	9,475,870	12.0%
Basic earnings per common share attributable to controlling interest (Class A and Class B)	0.09		0.11		0.05		0.40
Diluted earnings per common share attributable to controlling interest (Class A and Class B)	0.09		0.11		0.05		0.40

NOTE T—RECENT ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), or the ASU, which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. The ASU requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition model requires identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to performance obligations and recognizing the revenue upon satisfaction of the performance obligations. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The ASU can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the update recognized at the date of the initial application along with additional disclosures. On July 9, 2015, the FASB deferred the effective date of the ASU for one year. The ASU is effective for annual reporting periods beginning after December 15, 2017 and early adoption is not permitted. Accordingly, the Company will adopt the ASU on January 29, 2018, the first day of the Company’s first quarter for the fiscal year ending February 3, 2019, the Company’s fiscal year 2018. The Company has not selected a method for adoption nor determined the potential effects on the Company’s consolidated financial statements.

Simplifying the Measurement of Inventory

In July 2015, the FASB issued Accounting Standards Update No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), or ASU 2015-11, which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the “estimated selling prices in the ordinary of business, less reasonably predictable costs of completion, disposal and transportation.” The ASU 2015-11 eliminates the guidance that entities consider replacement cost or net realizable value less an approximately normal profit margin in the subsequent measurement of inventory when

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended February 2, 2014 and February 1, 2015 and the

Six months ended August 3, 2014 and August 2, 2015 (unaudited)

NOTE T—RECENT ACCOUNTING PRONOUNCEMENTS—Continued

cost is determined on a first-in, first-out or average cost basis. The provisions of ASU 2015-11 are effective for public entities with fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. Accordingly, the Company will adopt ASU 2015-11 on January 30, 2017, the first day of the Company’s first quarter for the fiscal year ending January 28, 2018, the Company’s fiscal year 2017. The Company has not determined the impact of this new accounting guidance on the Company’s consolidated financial statements.

NOTE U—SUBSEQUENT EVENTS

Management of the Company evaluated its February 1, 2015 consolidated financial statements for subsequent events through August 6, 2015, the date the financial statements were originally available to be issued. In connection with the reissuance of financial statements to effect the stock split as described below, management evaluated its annual and interim financial statements for subsequent events through November 9, 2015, the date the revised financial statements were available to be issued. Management is not aware of any subsequent events which would require recognition or additional disclosure in the financial statements, except as discussed above in notes C and D.

On October 20, 2015, the Company amended and restated the Company’s articles of incorporation related to the aggregate number of shares which the Company shall have the authority to issue. The designation of each class of shares, the par value thereof per share and the authorized number of shares of each class is as follows:

Designation of class	Par value per share	Authorized number of shares
Preferred Stock	None	10,000,000
Class A Common Stock	None	10,000,000
Class B Common Stock	None	200,000,000

On November 4, 2015, the Company effected a 3,738-for-one stock split on all shares of Class A common stock and Class B common stock. All share and per share data have been retroactively restated in the accompanying consolidated financial statements to give effect to a 3,738-for-one stock split, which became effective November 4, 2015.

Subsequent Events—Unaudited

Management of the Company evaluated its August 2, 2015 unaudited consolidated financial statements for subsequent events through September 22, 2015, the date the unaudited financial statements were available to be issued. On August 31, 2015, the Company amended its Amended and Restated Loan Agreement with a bank for a term loan borrowing equal to a portion of the estimated Accumulated Adjustments Account Distributions (“AAA Distributions”) calculated as of August 31, 2015 or an amount not to exceed $46,300,000. The term loan will be advanced to the Company on the date requested by the Company, however, no later than November 30, 2015 and will be repaid in full within ten days after such advance with interest rate equal to one-month LIBOR rate plus 1.25 percentage points.

DULUTH HOLDINGS INC. AND SUBSIDIARY AND AFFILIATES SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended February 1, 2015 and February 2, 2014

	Beginning Balance	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Ending Balance
Inventory reserve
Year ended February 1, 2015	$743,000	$547,000	$—	$—	$1,290,000
Year ended February 2, 2014	706,900	36,100	—	—	743,000

Product returns reserve
Year ended February 1, 2015	$908,400	$52,300	$—	$—	$960,700
Year ended February 2, 2014	495,500	412,900	—	—	908,400

See accompanying Report of Independent Registered Public Accounting Firm.

NO MORE
GAWKING
GOPHERS!
LONGTAIL T
SHIRT

DULUTH TRADING CO
DESIGNED AND TESTED BY TRADESMEN

PO BOX 409 | 170 COUNTRYSIDE DRIVE | BELLEVILLE WI 53508 | 800-505-8888 | DULUTHTRADING.COM

6,666,667 Shares

Duluth Holdings Inc.

Class B Common Stock

Prospectus

                    , 2015

William Blair

Baird

Raymond James

BMO Capital Markets

Through and including                     , 2015 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to be paid
Registration fee	$12,353
FINRA filing fee	17,750
Listing fee	125,000
Transfer agent’s fees	50,000
Printing expenses	300,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	185,000
Miscellaneous	165,000
Total	$1,855,103

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law, or the WBCL, require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and that is brought by or in the right of the corporation or by any other person. A corporation’s obligation to indemnify any such person includes the obligation to pay any judgment, settlement, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses, including fees, costs, charges, disbursements, attorney’s fees and other expenses, except in those cases in which liability was incurred as a result of the breach or failure to perform a duty that the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

An officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by a majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by an affirmative vote of disinterested shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the WBCL.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The indemnification provisions of Sections 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand an officer’s or director’s right to indemnification (i) in its articles of incorporation or bylaws; (ii) by written agreement between the director or officer and the corporation; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation’s voting shares then issued and outstanding.

As permitted by Section 180.0858 of the WBCL, the Company has adopted indemnification provisions in its amended and restated bylaws that are substantially similar to the statutory indemnification provisions. Additionally, the Company has purchased director and officer liability insurance.

The underwriting agreement for this offering provides that the Company has agreed to indemnify the underwriters and the underwriters have agreed to indemnify the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates and controlling persons may be required to make in respect of those liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2011, we have made the following sales of unregistered securities (after giving effect to a 3,738-for-one stock split of our Class B common stock).

In order to retain key executives and provide a vehicle for executive ownership, our board of directors, through certain Restricted Stock Agreements, granted to certain executive officers of the Company a total of 1,057,854 restricted shares of Class B common stock at a grant price of ranging from $0.76 a share to $3.32 a share. These restricted shares of our Class B common stock were exempt from the registration provisions under the Securities Act in reliance upon Rule 701 of the Securities Act as transactions pursuant to a compensatory benefit plan or written contract relating to compensation.

Item 16. Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant further undertakes that:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this pre-effective Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Belleville, State of Wisconsin, on November 9, 2015.

DULUTH HOLDINGS INC.

By:	/s/ Stephanie L. Pugliese
Stephanie L. Pugliese
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this pre-effective Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Stephanie L. Pugliese Stephanie L. Pugliese	President and Chief Executive Officer and a Director (Principal Executive Officer)	November 9, 2015

/s/ Mark M. DeOrio Mark M. DeOrio	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 9, 2015

Directors:	Stephen L. Schlecht, E. David Coolidge III, Francesca M. Edwardson, William E. Ferry, Thomas G. Folliard, David C. Finch, C. Roger Lewis, Brenda I. Morris.

By:	/s/ Stephanie L. Pugliese	November 9, 2015
Stephanie L. Pugliese
Attorney-In-Fact*

* Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of Duluth Holdings Inc.

3.2	Amended and Restated Bylaws of Duluth Holdings Inc.

4.1	Form of Class B Common Stock Certificate of Duluth Holdings Inc. (1)

5.1	Opinion of Godfrey & Kahn, S.C.

10.1+	Employment Agreement between Duluth Holdings Inc. and Stephen L. Schlecht (1)

10.2+	Employment Agreement between Duluth Holdings Inc. and Stephanie Pugliese (1)

10.3+	Employment Agreement between Duluth Holdings Inc. and Mark M. DeOrio (1)

10.4+	Employment Agreement between Duluth Holdings Inc. and Al Dittrich (1)

10.5+	Restricted Stock Agreement between Duluth Holdings Inc. and Stephanie Pugliese, dated April 30, 2012 (1)

10.6+	Restricted Stock Agreement between Duluth Holdings Inc. and Stephanie Pugliese, dated April 1, 2014 (1)

10.7+	Restricted Stock Agreement between Duluth Holdings Inc. and Stephanie Pugliese, dated February 2, 2015 (1)

10.8+	Restricted Stock Agreement between Duluth Holdings Inc. and Al Dittrich, dated February 2, 2015 (1)

10.9+	Restricted Covenant Agreement between Duluth Holdings Inc. and Stephanie Pugliese (1)

10.10+	Restricted Covenant Agreement between Duluth Holdings Inc. and Al Dittrich (1)

10.11+	2014 Vice President Bonus Plan (1)

10.12+	2015 Executive Chairman and Chief Executive Officer Bonus Plan (1)

10.13+	2015 Senior Vice President Bonus Plan (1)

10.14+	Summary of Outside Director Compensation Program (1)

10.15+	2015 Consulting Agreement between Duluth Holdings Inc. and Mr. Lewis (1)

10.16+	Form of 2015 Equity Incentive Plan of Duluth Holdings Inc. (1)

10.17+	Form of Restricted Stock Agreement under the 2015 Equity Incentive Plan (1)

10.18	Lease between Schlecht Retail Ventures LLC and Duluth Holdings Inc., dated September 12, 2014 (100 First Street, Mt. Horeb, Wisconsin) (1)

10.19	Commercial Lease between Schlecht Retail Ventures LLC and Duluth Holdings Inc., dated February 14, 2010 (100 West Main Street, Mt. Horeb, Wisconsin) (1)

10.20	Retail Space Lease between LDC-728 Milwaukee, LLC and Duluth Holdings Inc., dated January 23, 2012 (108 North Franklin Street, Port Washington, Wisconsin) (1)

10.21	First Amendment to Retail Lease between LDC-728 Milwaukee, LLC and Duluth Holdings Inc., dated January 23, 2012 (108 North Franklin Street, Port Washington, Wisconsin) (1)

10.22	Second Amendment to Retail Lease between Schlecht Port Washington LLC and Duluth Holdings Inc., dated January 23, 2012 (108 North Franklin Street, Port Washington, Wisconsin) (1)

10.23	Form of S Corporation Termination, Tax Allocation and Indemnification Agreement among Duluth Holdings Inc. and shareholders of Duluth Holdings Inc. (1)

10.24(a)	Amended and Restated Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A. (f/k/a Harris N.A.), Duluth Holdings Inc. and Duluth Trading Company, LLC (1)

Exhibit Number	Exhibit Description

10.24(b)	Amended and Restated Security Agreement, dated June 13, 2011, among BMO Harris Bank N.A. (f/k/a Harris N.A.), Duluth Holdings Inc. and Duluth Trading Company, LLC (1)

10.24(c)	Amended and Restated Revolving Note, dated June 13, 2011, among BMO Harris Bank N.A. (f/k/a Harris N.A.) and Duluth Holdings Inc. and Duluth Trading Company, LLC (1)

10.24(d)	Amended and Restated Term Note, dated June 13, 2011, among BMO Harris Bank N.A. (f/k/a Harris N.A.), Duluth Holdings Inc. and Duluth Trading Company, LLC (1)

10.24(e)	Guaranty, dated June 13, 2011, between BMO Harris Bank N.A. (f/k/a Harris N.A.) and Schlecht Retail Ventures LLC (1)

10.25	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the First Amendment to the Amended and Restated Loan Agreement dated June 30, 2012 (1)

10.26	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Second Amendment to the Amended and Restated Loan Agreement dated December 27, 2013 (1)

10.27	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Third Amendment to the Amended and Restated Loan Agreement dated April 15, 2014 (1)

10.28	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Fourth Amendment to the Amended and Restated Loan Agreement dated May 21, 2014 (1)

10.29	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Fifth Amendment to the Amended and Restated Loan Agreement dated March 24, 2015 (1)

10.30	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Sixth Amendment to the Amended and Restated Loan Agreement dated May 31, 2015 (1)

10.31	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Seventh Amendment to the Amended and Restated Loan Agreement dated July 27, 2015 (1)

10.32	Loan Agreement, dated June 13, 2011, among BMO Harris Bank N.A., Duluth Holdings Inc. and Duluth Trading Company, LLC, as amended by the Eighth Amendment to the Amended and Restated Loan Agreement dated August 31, 2015 (1)

10.33+	Annual Incentive Plan (1)

21.1	Subsidiaries of Duluth Holdings Inc. (1)

23.1	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

23.3	Consent of Information Resources, Inc. (1)

24.1	Power of Attorney (1)

* To be filed by amendment.

+ Indicates a management contract or compensation plan or arrangement.

(1) Previously filed.